   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 1, 1995.



                                                       REGISTRATION NO. 33-64603

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                        AUTOMATIC DATA PROCESSING, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                         7374                        22-1467904
 (STATE OR OTHER JURISDICTION   (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
      OF INCORPORATION OR        CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)
          ORGANIZATION)

                               ONE ADP BOULEVARD
                           ROSELAND, NEW JERSEY 07068
                             PHONE: (201) 994-5000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                             JAMES B. BENSON, ESQ.
                  CORPORATE VICE PRESIDENT AND GENERAL COUNSEL
                               ONE ADP BOULEVARD
                           ROSELAND, NEW JERSEY 07068
                                 (201) 994-5000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    COPY TO:
                           RICHARD S. BORISOFF, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the Merger, pursuant to the Merger Agreement described herein, have been satisfied or waived.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

================================================================================

                        AUTOMATIC DATA PROCESSING, INC.

                             CROSS-REFERENCE SHEET
                     PURSUANT TO REGULATION S-K ITEM 501(b)

                                                                   LOCATION IN PROXY
              FORM S-4 ITEM NUMBER AND CAPTION                   STATEMENT/PROSPECTUS
              --------------------------------                   --------------------
   A.  INFORMATION ABOUT THE TRANSACTION
    1. Forepart of Registration Statement and Outside
       Front Cover Page of Prospectus..................  Facing Page of the Registration
                                                         Statement; Outside Front Cover Page
                                                         of Proxy Statement/Prospectus
    2. Inside Front and Outside Back Cover Pages of
       Prospectus......................................  Available Information; Incorporation
                                                         of Certain Documents by Reference;
                                                         Table of Contents
    3. Risk Factors, Ratio of Earnings to Fixed Charges
       and Other Information...........................  Summary; The Merger; Market Price Per
                                                         Share Data; Comparative Per Share
                                                         Data
    4. Terms of the Transaction........................  The Merger; The Merger Agreement;
                                                         Comparison of Stockholder Rights
    5. Pro Forma Financial Information.................  Not Applicable
    6. Material Contracts with the Company Being
       Acquired........................................  The Merger; The Merger Agreement
    7. Additional Information Required for Reoffering
       by persons and Parties Deemed to be
       Underwriters. ..................................  Not Applicable
    8. Interests of Named Experts and Counsel..........  The Merger; Legal Matters; Experts
    9. Disclosure of Commission Position on
       Indemnification for Securities Act Liabilities..  Not Applicable

   B.  INFORMATION ABOUT THE REGISTRANT
   10. Information with Respect to S-3 Registrants.....  Available Information; Incorporation
                                                         of Certain Documents by Reference;
                                                         Selected Financial Data
   11. Incorporation of Certain Information by
       Reference.......................................  Available Information; Incorporation
                                                         of Certain Documents by Reference
   12. Information with Respect to S-2 or S-3
       Registrants.....................................  Not Applicable
   13. Incorporation of Certain Information by
       Reference.......................................  Not Applicable
   14. Information with Respect to Registrants Other
       Than S-2 or S-3 Registrants.....................  Not Applicable

   C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED
   15. Information with Respect to S-3 Companies.......  Not Applicable
   16. Information with Respect to S-2 or S-3
       Companies.......................................  Available Information; Incorporation
                                                         of Certain Documents by Reference;
                                                         Selected Financial Data
   17. Information with Respect to Companies Other
       Than S-2 or S-3 Companies.......................  Not Applicable
   18. Information if Proxies, Consents or
       Aurhorizations are to be Solicited..............  Outside Front Cover Page of Proxy
                                                         Statement/Prospectus; Available
                                                         Information; Incorporation of Certain
                                                         Documents by Reference; Summary;
                                                         Sandy Special Meeting; The Merger;
                                                         The Merger Agreement; Security
                                                         Ownership of Certain Beneficial
                                                         Owners and Management
   19. Information if Proxies, Consents or
       Aurhorizations Are not to be Solicited or in an
       Exchange Offer..................................  Not Applicable

                         [SANDY CORPORATION LETTERHEAD]


                                December 1, 1995



Dear Shareholder:



     You are cordially invited to attend the Special Meeting of Shareholders of Sandy Corporation ("Sandy") which will be held on Thursday, January 4, 1996 at Sandy's corporate headquarters, located at 1500 West Big Beaver Road, Troy, Michigan 48084, commencing at 11:00 A.M., local time.


     At the meeting you will be asked to consider and approve the Agreement and Plan of Merger, dated as of August 22, 1995 (together with the Plan of Merger in the form attached thereto, the "Merger Agreement"), by and among Sandy, ADP Mergerco, Inc. ("ADP Mergerco") and Automatic Data Processing, Inc. ("ADP") pursuant to which ADP Mergerco will merge with and into Sandy (the "Merger") and the shareholders of Sandy will receive ADP Common Stock in exchange for their Sandy Common Stock and Sandy stock options will be converted into options to purchase ADP Common Stock.

     As discussed in the accompanying Proxy Statement/Prospectus, Bear, Stearns & Co. Inc., Sandy's financial advisor, has delivered a written opinion to the Board of Directors of Sandy to the effect that the Merger is fair to the shareholders of Sandy from a financial point of view. A copy of the opinion is attached to the Proxy Statement/Prospectus and should be read carefully by shareholders in its entirety.

     YOUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF SANDY AND ITS SHAREHOLDERS. THE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER.


     You may call toll free 1-800-535-1225 for the then current ten-day average of the daily per share prices of ADP Common Stock and the Exchange Ratio that would be calculated if such average were the Average ADP Common Stock Price and for information on how to change or revoke a proxy previously given (as such terms are defined in the attached Proxy Statement/Prospectus). The actual Average ADP Common Stock Price and Exchange Ratio are expected to be calculated after the close of business on December 29, 1995 and may be obtained by calling this number after that date.


     Your vote is important no matter how large or small your holdings may be. To assure your representation at the meeting, please complete, sign, date and return your proxy in the enclosed envelope. If you attend the meeting, you may revoke your proxy and vote in person if you wish, even if you have previously returned your proxy.

Sincerely,


/s/ R.A. Ketchledge                        /s/ William H. Sandy
-------------------------------------      ------------------------------------
Raymond A. Ketchledge                      William H. Sandy
President and Chief Operating Officer      Chairman and Chief Executive Officer

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


                           TO BE HELD JANUARY 4, 1996


To Shareholders of Sandy Corporation:


     NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Sandy Corporation, a Michigan corporation ("Sandy"), will be held on Thursday, January 4, 1996 at 11:00 A.M., local time, at Sandy's corporate headquarters, located at 1500 West Big Beaver Road, Troy, Michigan 48084, for the following purposes:


          1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of August 22, 1995 (together with the Plan of Merger in the form attached thereto, the "Merger Agreement"), by and among Automatic Data Processing, Inc., a Delaware corporation ("ADP"), ADP Mergerco, Inc., a Michigan corporation and a wholly owned subsidiary of ADP, and Sandy, the terms and conditions of which are described in the attached Proxy Statement/Prospectus.

          2. To consider and act upon such other business as may properly come before the meeting or any adjournment thereof.

     The close of business on November 27, 1995 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and any and all adjournments or postponements thereof. The terms of the Merger Agreement are summarized in the attached Proxy Statement/Prospectus. A copy of the Merger Agreement is attached to the Proxy Statement/Prospectus.

     A proxy card for the meeting and the Proxy Statement/Prospectus are enclosed herewith.

                                          By Order of the Board of Directors

                                          Alan V. Kidd,
                                          Secretary

Troy, Michigan

December 1, 1995


YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF SANDY, SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IMMEDIATELY.

                               SANDY CORPORATION
                                PROXY STATEMENT
                            ------------------------

                        AUTOMATIC DATA PROCESSING, INC.
                                   PROSPECTUS


     This Proxy Statement and Prospectus ("Proxy Statement/Prospectus") is being furnished to the holders of common stock, par value $.01 per share ("Sandy Common Stock"), of Sandy Corporation, a Michigan corporation ("Sandy"), in connection with the solicitation of proxies by the Board of Directors of Sandy for use at the Special Meeting of Shareholders of Sandy to be held on Thursday, January 4, 1996 at Sandy's corporate headquarters, located at 1500 West Big Beaver Road, Troy, Michigan 48084, commencing at 11:00 A.M., local time, and at any and all adjournments or postponements thereof (the "Sandy Special Meeting"). This Proxy Statement/Prospectus also constitutes the Prospectus of Automatic Data Processing, Inc., a Delaware corporation ("ADP"), with respect to the issuance of up to 1,009,912 shares (after giving effect to the ADP Stock Split described below) of ADP common stock, par value $.10 per share ("ADP Common Stock"), to be issued to the shareholders of Sandy in connection with the Merger described below. Stockholders of ADP will not be voting to approve the Merger. ADP Common Stock is traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "AUD." On November 14, 1995, ADP announced a two-for-one common stock split (the "ADP Stock Split") to be distributed on January 1, 1996 to shareholders of record on December 15, 1995. Unless otherwise indicated, all per share earnings and dividends and references to ADP Common Stock in this Proxy Statement/Prospectus do not reflect the increased number of shares of ADP Common Stock that would be outstanding after giving effect to the ADP Stock Split. On November 30, 1995, the closing sale price for ADP Common Stock as reported on the NYSE was $79 5/8 per share.


     This Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of ADP Mergerco, Inc., a Michigan corporation and a wholly owned subsidiary of ADP ("ADP Mergerco"), with and into Sandy, pursuant to an Agreement and Plan of Merger, dated as of August 22, 1995 (together with the Plan of Merger in the form attached thereto, the "Merger Agreement"), by and among ADP Mergerco, ADP and Sandy. Upon consummation of the Merger, Sandy will become a wholly owned subsidiary of ADP. Consummation of the Merger is subject to various conditions, including the approval and adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Sandy Common Stock at the Sandy Special Meeting. William H. Sandy, the Chairman and Chief Executive Officer of Sandy, acting in his individual capacity and as trustee of certain trusts of which Mr. Sandy is a beneficiary, executed an irrevocable proxy agreement dated August 22, 1995 (which irrevocable proxy agreement has subsequently been amended) in favor of ADP. Pursuant to this agreement, as amended, ADP will have an irrevocable proxy to vote 19.0% of the outstanding Sandy Common Stock (determined as of November 27, 1995, the record date established for the Sandy Special Meeting) in favor of the Merger. See "The Merger -- Interests of Certain Persons in the Merger."

     At the Effective Time (as defined below), each share of Sandy Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares referred to in the last sentence of this paragraph) will be converted into and exchangeable for shares of ADP Common Stock at the Exchange Ratio (as defined below). Thus, each Sandy shareholder shall be entitled to receive (in addition to cash in lieu of fractional shares) a number of shares of ADP Common Stock equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Sandy Common Stock exchanged by such shareholder and (ii) the Exchange Ratio. If the Average ADP Common Stock Price (as defined below) is greater than or equal to $58.764 (or $29.382 after giving effect to the ADP Stock Split) and less than or equal to $71.823 (or $35.911 after giving effect to the ADP Stock Split), then the exchange ratio shall be (rounded to the seventh decimal place) (i) $12.00 divided by (ii) the Average ADP Common Stock Price (the "Exchange Ratio"). If the Average ADP Common Stock Price is less than $58.764 (or $29.382 after giving effect to the ADP Stock Split), then the Exchange Ratio shall be 0.2042054 (or 0.4084108 after giving effect to the ADP Stock Split). If the Average ADP Common Stock Price is greater than $71.823 (or $35.911 after giving effect to the ADP Stock Split), then the Exchange Ratio shall be 0.1670771 (or 0.3341542 after giving effect to the ADP Stock Split). Each share of Sandy Common Stock held as treasury stock of Sandy immediately prior to the Effective Time shall be canceled, retired and cease to exist, and no exchange or payment shall be made in respect thereof. See "The
Merger -- General."

     All information in this Proxy Statement/Prospectus with respect to ADP Mergerco and ADP has been provided by ADP. All information contained in this Proxy Statement/Prospectus with respect to Sandy has been provided by Sandy.


     This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to shareholders of Sandy on or about December 1, 1995. A shareholder who has given a proxy to Sandy may revoke it at any time prior to its exercise. See "The Sandy Special Meeting -- Record Date; Voting Rights; Proxies."


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


        The date of this Proxy Statement/Prospectus is December 1, 1995.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO PURCHASE, ANY OF THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION, IN ANY SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR THE ISSUANCE OR SALE OF ANY SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR INCORPORATED BY REFERENCE SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

     ADP and Sandy are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Public Reference Facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained from the Public Reference Facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The ADP Common Stock is listed on the NYSE, the Chicago Stock Exchange and the Pacific Stock Exchange, and such reports, proxy statements and other information concerning ADP may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, the offices of the Chicago Stock Exchange, 120 South LaSalle Street, Chicago, Illinois 60603, and the offices of the Pacific Stock Exchange, 618 South Spring Street, Los Angeles, California 90014 and 310 Pine Street, San Francisco, California 94104. The Sandy Common Stock is listed on the American Stock Exchange (the "ASE"), and such reports, proxy statements and other information concerning Sandy may be inspected at the offices of the ASE, 86 Trinity Place, New York, New York 10006. If the Merger is consummated, the Sandy Common Stock will be delisted from the ASE, and ADP will take steps to terminate the registration of the Sandy Common Stock under Section 12 of the Exchange Act.

     ADP has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Proxy Statement/Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Proxy Statement/Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items and information omitted from this Proxy Statement/ Prospectus but contained in the Registration Statement may be inspected and copied at the Public Reference Facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     The Merger does not constitute a "significant business combination" for ADP under the Commission's accounting rules. Therefore, other than under "Comparative Per Share Data" below, pro forma financial information has not been included in this Proxy Statement/Prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS THEY ARE SPECIFICALLY INCORPORATED BY REFERENCE, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO: SECRETARY, AUTOMATIC DATA PROCESSING, INC., ONE ADP BOULEVARD, ROSELAND, NEW JERSEY 07068, TELEPHONE (201) 994-5000, OR TO SECRETARY, SANDY CORPORATION, 1500 WEST BIG BEAVER ROAD, TROY MICHIGAN 48084, TELEPHONE (810) 649-0800. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY DECEMBER 26, 1995.


     The following documents which have been filed with the Commission are incorporated by reference into this Proxy Statement/Prospectus:

     1. ADP's Annual Report on Form 10-K for the fiscal year ended June 30, 1995 (File No. 1-5397);

     2. ADP's definitive Annual Meeting Proxy Statement filed with the Commission on September 21, 1995 (File No. 1-5397);

     3. ADP's Current Reports on Form 8-K filed with the Commission on September 1, 1995 and November 6, 1995 and ADP's Current Reports on Form 8-K/A filed with the Commission on November 13, 1995 and November 22, 1995 (File No. 1-5397);

     4. ADP's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (File No. 1-5397);

     5. The description of ADP Common Stock contained in ADP's Registration Statement on Form 8-A under the Exchange Act (File No. 1-5397) filed with the Commission on January 21, 1992, including all amendments and reports filed for the purpose of updating such description; and

     6. Sandy's Annual Report on Form 10-K for the fiscal year ended August 31, 1995 (File No. 1-8996).

     All documents subsequently filed by ADP or Sandy pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the ADP Common Stock, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Proxy Statement/Prospectus, except as so modified or superseded.

     This Proxy Statement/Prospectus is accompanied by a copy of Sandy's Annual Report on Form 10-K for the fiscal year ended August 31, 1995.

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
SUMMARY...............................................................................    4
     BUSINESS OF ADP..................................................................    4
     BUSINESS OF SANDY................................................................    4
     SANDY SPECIAL MEETING............................................................    5
          Time, Place and Date........................................................    5
          Purpose of the Meeting......................................................    5
          Votes Required; Record Date.................................................    5
     CHANGE OF VOTE; CALCULATION OF THE EXCHANGE RATIO................................    5
     THE MERGER.......................................................................    6
          Merger Consideration........................................................    6
          Exchange of Certificates....................................................    6
          Conditions to the Merger; Termination; Fees and Expenses....................    7
          Listing.....................................................................    7
          Dividends...................................................................    7
     INTERESTS OF CERTAIN PERSONS IN THE MERGER.......................................    7
     CERTAIN FEDERAL INCOME TAX CONSEQUENCES..........................................    8
     COMPARATIVE RIGHTS OF STOCKHOLDERS...............................................    8
SANDY SPECIAL MEETING.................................................................    9
     Purpose of The Sandy Special Meeting.............................................    9
     Record Date; Voting Rights; Proxies..............................................    9
     Solicitation of Proxies..........................................................   10
     Quorum...........................................................................   10
     Required Vote....................................................................   10
THE MERGER............................................................................   11
     General .........................................................................   11
     Effective Time...................................................................   12
     Conversion Of Shares, Procedures For Exchange Of Certificates....................   12
     Background of The Merger.........................................................   13
     Recommendation of the Board of Directors of Sandy; Reasons for the Merger........   15
     Opinion of Sandy's Financial Advisor.............................................   15
     Certain Considerations...........................................................   18
     Interests of Certain Persons in the Merger.......................................   18
     Certain Federal Income Tax Consequences..........................................   19
     Anticipated Accounting Treatment.................................................   20
     Antitrust Matters................................................................   20
     Federal Securities Law Consequences..............................................   20
     Stock Exchange Listing...........................................................   21
     Dividends .......................................................................   21
     Appraisal Rights.................................................................   21
     Fees and Expenses................................................................   21
THE MERGER AGREEMENT..................................................................   22
     Terms of the Merger..............................................................   22
     Exchange of Certificates.........................................................   23
     Representations and Warranties...................................................   24
     Conduct of Business Pending the Merger...........................................   25

                                                                                        PAGE
                                                                                        ----


     Additional Agreements............................................................   27
     Conditions to the Merger.........................................................   27
     Termination......................................................................   29
     Amendment and Waiver.............................................................   30
     Indemnification and Insurance....................................................   30
SELECTED FINANCIAL DATA...............................................................   31
     Sandy............................................................................   31
     ADP..............................................................................   32
MARKET PRICE PER SHARE DATA...........................................................   33
     Sandy............................................................................   33
     ADP..............................................................................   33
COMPARATIVE PER SHARE PRICES..........................................................   34
     Sandy............................................................................   34
     ADP..............................................................................   34
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT........................   35
COMPARISON OF STOCKHOLDER RIGHTS......................................................   36
     Special Meeting of Shareholders..................................................   36
     Inspection Rights................................................................   36
     Action by Consent of Shareholders................................................   36
     Cumulative Voting................................................................   36
     Dividends and Repurchase of Stock................................................   36
     Classification of The Board of Directors.........................................   37
     Removal of Directors.............................................................   37
     Vacancies on the Board of Directors..............................................   37
     Exculpation of Directors.........................................................   37
     Indemnification of Directors, Officers and Others................................   37
     Interested Director Transaction..................................................   38
     Sale, Lease or Exchange of Assets and Mergers....................................   38
     Amendments to Charter............................................................   38
     Amendments to By-laws............................................................   38
     Appraisal Rights.................................................................   38
     "Anti-takeover" Statutes.........................................................   39
OTHER MATTERS.........................................................................   40
LEGAL MATTERS.........................................................................   40
EXPERTS...............................................................................   40
ANNEXES:
     A. Agreement and Plan of Merger
     B. Opinion of Sandy's Financial Advisor
     C. Tax Opinion

                                    SUMMARY

     The following summary is qualified by the detailed information and/or financial statements included elsewhere, attached to or incorporated by reference in this Proxy Statement/Prospectus.

                                BUSINESS OF ADP

     ADP is one of the largest independent computing services companies in the United States offering a wide range of computing services to clients, both large and small, in industry and finance. ADP's Employer Services offers a comprehensive range of payroll, tax filing, human resource, direct deposit, cash management, 40l(k) recordkeeping, timekeeping, and unemployment compensation management services. These services are provided to over 300,000 clients engaged in a wide variety of businesses. ADP's Brokerage Services offers a wide range of services to the investment and brokerage community, including front-office database, news, analytic and quotation services and back-office stock brokerage and related financial computing services such as trade processing, cage management, stock loan accounting, on-line inquiry and data collection, portfolio reporting, order matching and on-line trading. Through Dealer Services, ADP offers a service solution which involves selling computer hardware, licensing computer software and providing software support and hardware maintenance services to dealers and manufacturers in the automotive, truck and farm equipment industries throughout the United States, Canada, Mexico, Germany, France, the Netherlands, the United Kingdom and Taiwan. Finally, ADP's Automotive Claims Services provides auto repair estimating and parts availability services to insurance companies, claims adjusters, repair shops and salvage yards involved in auto collision repair and valuation in the United States and Canada. The services include automated collision damage repair estimating for cars and trucks, vehicle valuation services for total losses, and parts locating and pricing services to auto insurers and repairers to facilitate the claims settlement and parts locating processes.

     On October 27, 1995, ADP acquired control of the GSI Group (as defined below) when it announced that, pursuant to an ongoing tender offer that was commenced on October 16, 1995 for all of the outstanding shares of GSI Participations SCA ("GPSCA") not held by GSI Associes S.A. ("GA"), and all of the shares of GA, ADP had acquired control over 80% of the outstanding shares of GPSCA. ADP expects to acquire control of approximately 100% of the outstanding shares of GPSCA by January 15, 1996, the expiration date for the ongoing tender offer. If ADP purchases all of the shares of GPSCA not held by GA and all of the shares of GA, the total purchase price will be approximately FF 2.3 billion (approximately US $460 million). The transaction may have a slightly dilutive effect on ADP's earnings per share. Reference is made to the historical financial statements of the GSI Group and the pro forma financial statements of ADP and the GSI Group combined, which are incorporated by reference into this Proxy Statement/Prospectus from ADP's Current Report on Form 8-K/A filed with the Commission on November 22, 1995.

     GPSCA, together with its subsidiaries (collectively, the "GSI Group"), is the European leader in providing payroll and human resource information services. The GSI Group also provides facilities management, banking, clearing and other information services in Europe. The GSI Group's revenues are in excess of FF 2.0 billion (US $400 million) and it has over 3,000 employees, with operations in France, Germany, Italy, Spain, Switzerland and the United Kingdom.

                               BUSINESS OF SANDY

     Sandy is a full-service performance improvement company that provides training, consulting, communication, and marketing support products and services for major corporations. Sandy was incorporated under the laws of the State of Michigan in 1971 and provides many products and services to groups, divisions, and departments within General Motors Corporation, Ford Motor Company, Nissan Motor Corporation as well as other major corporations. Sandy's products and services are designed to provide Sandy's clients with enhanced management and employee performance and, thereby, competitive advantage. Sandy's clients principally operate in the automotive industry. Other clients over the years have included companies involved in communications, computer/electronics, consumer non-durable products, health care, home appliance, hotel, manufacturing, motorcycle, and retail industries. Sandy offers expertise in management education, customer satisfaction initiatives, sales training, product training, technical training, quality systems, process improvement, and marketing services, and utilizes its expertise in these areas to deliver training programs and related services through a wide range of media, such as video, audio and printed materials, classroom instruction, computer-based instruction, conferences, meetings and seminars.

                             SANDY SPECIAL MEETING

TIME, PLACE AND DATE


     The Sandy Special Meeting will be held on Thursday, January 4, 1996 at Sandy's corporate headquarters, located at 1500 West Big Beaver Road, Troy, Michigan 48084 at 11:00 A.M., local time.


PURPOSE OF THE MEETING

     At the Sandy Special Meeting, holders of Sandy Common Stock will consider and vote upon a proposal to approve and adopt the Merger Agreement. In connection with the Merger, each share of Sandy Common Stock will be converted into the number of shares of ADP Common Stock determined as provided under "The Merger -- General" in this Proxy Statement/Prospectus.

     THE BOARD OF DIRECTORS OF SANDY HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT SANDY SHAREHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. SEE "THE MERGER -- BACKGROUND OF THE MERGER," "-- RECOMMENDATION OF THE BOARD OF DIRECTORS OF SANDY; REASONS FOR THE MERGER" AND "-- INTERESTS OF CERTAIN PERSONS IN THE MERGER."

VOTES REQUIRED; RECORD DATE

     The Merger will require approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Sandy Common Stock. Holders of Sandy Common Stock are entitled to one vote per share. Only holders of Sandy Common Stock at the close of business on November 27, 1995 (the "Sandy Record Date") will be entitled to notice of and to vote at the Sandy Special Meeting. See "Sandy Special Meeting."

     As of the Sandy Record Date, directors and executive officers of Sandy and their affiliates were beneficial owners of approximately 33.5% of the outstanding shares of Sandy Common Stock. William H. Sandy, the Chairman and Chief Executive Officer of Sandy, acting in his individual capacity and as trustee of certain trusts of which Mr. Sandy is a beneficiary, executed an irrevocable proxy agreement dated August 22, 1995 (which irrevocable proxy agreement has subsequently been amended) in favor of ADP. Pursuant to this agreement, as amended, ADP will have an irrevocable proxy to vote 19.0% (determined as of the Sandy Record Date) of the outstanding Sandy Common Stock in favor of the Merger. See "The Merger -- Interests of Certain Persons in the Merger" and "Security Ownership of Certain Beneficial Owners and Management."

               CHANGE OF VOTE; CALCULATION OF THE EXCHANGE RATIO


     Sandy shareholders who have delivered a proxy to Sandy may revoke the proxy at any time prior to its exercise at the Sandy Special Meeting by giving written notice to the Secretary of Sandy, by signing and returning a later dated proxy or by voting in person at the Sandy Special Meeting. ACCORDINGLY, SHAREHOLDERS OF SANDY WHO HAVE EXECUTED AND RETURNED PROXY CARDS TO SANDY IN ADVANCE OF THE SANDY SPECIAL MEETING MAY CHANGE THEIR VOTE AT ANY TIME PRIOR TO OR AT THE SANDY SPECIAL MEETING. THE "AVERAGE ADP COMMON STOCK PRICE" AND THE "EXCHANGE RATIO" (AS SUCH TERMS ARE DEFINED BELOW) ARE EXPECTED TO BE CALCULATED AFTER THE CLOSE OF BUSINESS ON DECEMBER 29, 1995.

     SANDY SHAREHOLDERS MAY CALL TOLL FREE 1-800-535-1225 FOR THE THEN CURRENT TEN-DAY AVERAGE OF THE DAILY PER SHARE PRICES OF ADP COMMON STOCK AND THE EXCHANGE RATIO THAT WOULD BE CALCULATED IF SUCH AVERAGE WERE THE AVERAGE ADP COMMON STOCK PRICE AND FOR INFORMATION ON HOW TO CHANGE OR REVOKE A PROXY PREVIOUSLY GIVEN. THE ACTUAL AVERAGE ADP COMMON STOCK PRICE AND EXCHANGE RATIO ARE EXPECTED TO BE CALCULATED AFTER THE CLOSE OF BUSINESS ON DECEMBER 29, 1995 AND MAY BE OBTAINED BY CALLING THIS NUMBER AFTER THAT DATE.


                                   THE MERGER

MERGER CONSIDERATION


     As promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Merger will be consummated by filing a Certificate of Merger with the Department of Commerce of the State of Michigan in accordance with the Michigan Business Corporation Act ("MBCA") (the time of such filing or such later time as is specified in the Certificate of Merger being the "Effective Time"). At the Effective Time, each share of Sandy Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares referred to in the last sentence of this paragraph) will be converted into and exchangeable for shares of ADP Common Stock at the Exchange Ratio (as defined below). Thus, each Sandy shareholder shall be entitled to receive (in addition to cash in lieu of fractional shares) a number of shares of ADP Common Stock equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Sandy Common Stock exchanged by such shareholder and (ii) the Exchange Ratio. If the Average ADP Common Stock Price (as defined below) is greater than or equal to $58.764 (or $29.382 after giving effect to the ADP Stock Split) and less than or equal to $71.823 (or $35.911 after giving effect to the ADP Stock Split), then the exchange ratio shall be (rounded to the seventh decimal place) (i) $12.00 divided by (ii) the Average ADP Common Stock Price (the "Exchange Ratio"). If the Average ADP Common Stock Price is less than $58.764 (or $29.382 after giving effect to the ADP Stock Split), then the Exchange Ratio shall be 0.2042054 (or 0.4084108 after giving effect to the ADP Stock Split). If the Average ADP Common Stock Price is greater than $71.823 (or $35.911 after giving effect to the ADP Stock Split), then the Exchange Ratio shall be 0.1670771 (or 0.3341542 after giving effect to the ADP Stock Split). The "Average ADP Common Stock Price" means the average of the daily closing sales prices of ADP Common Stock as reported on the NYSE Composite Tape for the 10 consecutive full trading days ending on the Determination Date (as defined below). The "Determination Date" means the third business day immediately prior to the later of (i) January 4, 1996 (which is the date (as originally scheduled in the enclosed Notice of Special Meeting of Shareholders, and without giving effect to any adjournments or postponements) of the Sandy Special Meeting) and
(ii) the date on which the last regulatory approval required to consummate the Merger has been obtained and all statutory or regulatory waiting periods in respect thereof have expired or been terminated. Each share of Sandy Common Stock held as treasury stock of Sandy immediately prior to the Effective Time shall be canceled, retired and cease to exist, and no exchange or payment shall be made in respect thereof.


EXCHANGE OF CERTIFICATES

     ADP has appointed Chemical Mellon Shareholder Services to act as exchange agent for the Merger (the "Exchange Agent"). As soon as practicable after the Effective Time, ADP shall cause the Exchange Agent to mail appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Sandy Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) to each holder of Sandy Common Stock of record as of the Effective Time advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent outstanding certificates formerly evidencing Sandy Common Stock in exchange for new certificates for ADP Common Stock and cash in lieu of fractional shares. Upon surrender to the Exchange Agent of a certificate formerly representing shares of Sandy Common Stock, together with duly executed transmittal materials, ADP shall promptly (i) issue or cause to be issued to the persons entitled thereto a certificate representing the number of whole shares of ADP Common Stock that such persons are entitled to receive in the Merger and (ii) distribute or cause to be distributed to the persons entitled thereto cash in lieu of fractional shares (the ADP Common Stock and cash being collectively the "Merger Consideration"). Upon surrender, each certificate theretofore evidencing Sandy Common Stock shall be canceled.

     At or promptly after the Effective Time, ADP shall deposit the Merger Consideration with the Exchange Agent (the "Exchange Fund"). After the Effective Time, ADP shall, on each payment or distribution date, tender to the Exchange Agent as an addition to the Exchange Fund all dividends and other distributions applicable to certificates held in the Exchange Fund.

     SANDY SHAREHOLDERS SHOULD NOT FORWARD CERTIFICATES FOR SANDY COMMON STOCK TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL LETTERS. SANDY SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

CONDITIONS TO THE MERGER; TERMINATION; FEES AND EXPENSES

     The obligations of ADP and Sandy to consummate the Merger are subject to various conditions, including, but not limited to: (i) the effectiveness of the Registration Statement; (ii) obtaining the requisite stockholder approval; (iii) the receipt by ADP of evidence reasonably satisfactory to it that the Merger qualifies for "pooling of interests" accounting treatment; (iv) the absence of any judgment, decree, injunction, ruling or order of any court, governmental department, commission, agency or instrumentality outstanding against ADP Mergerco, ADP or Sandy which prohibits or materially restricts or delays the consummation of the Merger; and (v) a legal opinion reasonably satisfactory to Sandy and ADP to the effect that the Merger qualifies for federal income tax purposes as a tax-free reorganization. In addition, ADP's obligation to consummate the Merger is subject to the condition that the Sandy Adjusted Net Worth at the Test Date (as such terms are defined in Section 5.1(q) of the Merger Agreement) is no less than $10,101,187. See "The Merger
Agreement -- Conditions to the Merger." Neither ADP nor Sandy has any present intention of waiving any conditions to the Merger set forth in the Merger Agreement. If either ADP or Sandy elects to waive or revise any of the material terms of or conditions to the Merger, Sandy will resolicit the proxies of its shareholders.

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Sandy: (i) by mutual action of the Board of Directors of each of ADP Mergerco, ADP and Sandy, (ii) by the Board of Directors of ADP Mergerco, ADP or Sandy if the Merger does not take place on or before January 31, 1996 or (iii) by the Board of Directors of Sandy in certain circumstances in the event of a proposed Acquisition Transaction (as defined below under "The Merger Agreement -- Termination"). See "The Merger
Agreement -- Termination."

LISTING

     The shares of ADP Common Stock to be issued in the Merger are authorized for listing and trading on the NYSE.

DIVIDENDS

     ADP expects to continue to declare its regular quarterly dividends. Under the terms of the Merger Agreement, Sandy is not permitted to declare, set aside or pay any dividend or other distribution in respect of its capital stock during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Effective Time.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Sandy entered into an Employment and Consulting Agreement with William H. Sandy effective November 4, 1985 (the "Employment and Consulting Agreement"). Under the terms of the Employment and Consulting Agreement, upon completion of his active employment with Sandy, William H. Sandy is to serve as a consultant to Sandy for a period of five years. The Employment and Consulting Agreement was amended in connection with the execution of the Merger Agreement on August 22, 1995 to provide that William H. Sandy's active employment period will end on the date of the closing of the Merger (the "Closing Date"), and, as a result, the five-year consulting period will begin on the Closing Date. The amended Employment and

Consulting Agreement also requires Sandy to make a payment of $1,475,000 to William H. Sandy on the Closing Date, in lieu of all future consulting payments, bonuses (except the fiscal 1995 bonus that has been paid separately to Mr. Sandy) or benefits to become due to William H. Sandy or to his wife, Marjorie M. Sandy, under the amended Employment and Consulting Agreement.

     In connection with the Merger, the lease agreement, dated February 1, 1994, between Sandy and 1500 Limited Partnership pertaining to Sandy's Troy, Michigan headquarters (the "Lease") has been amended effective as of the Closing Date, in the following manner: (i) an additional improvements allowance of $200,000 will be made available to the corporation surviving the Merger (the "Surviving Corporation") immediately after the Closing Date and until December 31, 1996;
(ii) the availability of the last $100,000 of the improvements allowance under the Lease will be accelerated from February 1, 2000 to the Closing Date so that the $100,000 allowance will be available immediately after the Closing Date and until December 31, 1996; and (iii) the Surviving Corporation will be permitted to self-insure under Sections 11.2, 11.3, 11.4 and 11.5 of the Lease in accordance with ADP's standard policy. In connection with the effectiveness of such amendment to the Lease, ADP will guarantee the Surviving Corporation's obligations under the Lease after the Closing Date. 1500 Limited Partnership is a Michigan limited partnership owned by, among others, certain directors of Sandy or their affiliates, including William H. Sandy, the George J. Forrest Trust, Alan V. Kidd, Alan M. Sandy and Lewis G. Sandy. Sandy's option (which option would have been exercisable through September 1, 1995) under Section 36 of the Lease to reduce the size of the leased premises by up to approximately 7.6% has been eliminated pursuant to the terms of the Lease, as amended.

     William H. Sandy, the Chairman and Chief Executive Officer of Sandy, acting in his individual capacity and as trustee of certain trusts of which Mr. Sandy is a beneficiary, executed an irrevocable proxy agreement (which irrevocable proxy agreement has subsequently been amended) in favor of ADP. Pursuant to this agreement, as amended, ADP will have an irrevocable proxy to vote 19.0% (determined as of the Sandy Record Date) of the outstanding Sandy Common Stock in favor of the Merger.

     In addition, there are certain arrangements with respect to stock options and other rights to acquire Sandy Common Stock held by Sandy's directors and officers, indemnification and insurance arrangements and other matters which ADP will assume or has agreed to provide after the Merger. See "The
Merger -- Interests of Certain Persons in the Merger," "The Merger
Agreement -- Indemnification and Insurance" and "Security Ownership of Certain Beneficial Owners and Management."

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Counsel to Sandy, Honigman Miller Schwartz and Cohn, has provided a written opinion to Sandy that (i) the Merger will qualify as a reorganization under
Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) for federal income tax purposes, no gain or loss will be recognized by any of ADP, ADP Mergerco., or Sandy as a result of consummation of the Merger and (iii) except for cash received in lieu of fractional shares, no gain or loss will be recognized for federal income tax purposes by a holder of Sandy Common Stock upon the exchange of such stock for ADP Common Stock pursuant to the Merger. Such opinion is based on various representations, qualifications and assumptions may not apply to holders of Sandy Common Stock who are subject to special circumstances, and does not address any foreign, state or local tax consequences of the Merger. Accordingly, holders of Sandy Common Stock are urged to consult their own tax advisors concerning the federal, foreign, state or local tax consequences of the Merger to them. See "The Merger -- Certain Federal Income Tax Consequences."

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

     The rights of shareholders of Sandy currently are governed by Michigan law, Sandy's Restated Articles of Incorporation and Sandy's By-laws. Upon consummation of the Merger, shareholders of Sandy will become stockholders of ADP, which is a Delaware corporation, and their rights as stockholders of ADP will be governed by the General Corporation Law of the State of Delaware, ADP's Amended and Restated Certificate of Incorporation and ADP's By-laws. For a discussion of various differences between the rights of shareholders of Sandy and the rights of stockholders of ADP, see "Comparison of Stockholder Rights."

                             SANDY SPECIAL MEETING

PURPOSE OF THE SANDY SPECIAL MEETING


     At the Special Meeting of Shareholders of Sandy Corporation, a Michigan corporation ("Sandy"), to be held on Thursday, January 4, 1996 at Sandy's corporate headquarters, located at 1500 West Big Beaver Road, Troy, Michigan 48084, commencing at 11:00 A.M., local time, and at any and all adjournments or postponements thereof (the "Sandy Special Meeting"), holders of common stock, par value $.01 per share, of Sandy ("Sandy Common Stock") will consider and vote upon proposals to approve and adopt the Agreement and Plan of Merger, dated as of August 22, 1995 (together with the Plan of Merger in the form attached thereto, the "Merger Agreement"), by and among Automatic Data Processing Inc., a Delaware corporation ("ADP"), ADP Mergerco, Inc., a Michigan corporation and a wholly owned subsidiary of ADP ("ADP Mergerco"), and Sandy and such other matters as may properly be brought before the Sandy Special Meeting. If the proposed merger (the "Merger") of ADP Mergerco with and into Sandy is approved and consummated in accordance with the Merger Agreement, at the Effective Time (as defined below under "The Merger -- Effective Time"), Sandy will become a wholly owned subsidiary of ADP, and each outstanding share of Sandy Common Stock will be converted into and exchangeable for shares of common stock, par value $.10 per share, of ADP ("ADP Common Stock") at the Exchange Ratio (as defined below under "The Merger -- General"). The Exchange Ratio is expected to be calculated after the close of business on December 29, 1995.


     THE BOARD OF DIRECTORS OF SANDY HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT SANDY SHAREHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. SEE "THE MERGER -- BACKGROUND OF THE MERGER," "-- RECOMMENDATION OF THE BOARD OF DIRECTORS OF SANDY; REASONS FOR THE MERGER" AND "-- INTERESTS OF CERTAIN PERSONS IN THE MERGER."

RECORD DATE; VOTING RIGHTS; PROXIES

     The Sandy Board of Directors (the "Sandy Board") has fixed the close of business on November 27, 1995 as the record date (the "Sandy Record Date") for determining holders entitled to notice of and to vote at the Sandy Special Meeting.

     As of the Sandy Record Date, there were 2,326,783 shares of Sandy Common Stock issued and outstanding, each of which entitles the holder thereof to one vote. All shares of Sandy Common Stock represented by properly executed proxies delivered to Sandy will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH SHARES OF SANDY COMMON STOCK WILL BE VOTED IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. Sandy does not know of any matters other than as described in the accompanying Notice of Special Meeting that are to come before the Sandy Special Meeting. If any other matter or matters are properly presented for action at the Sandy Special Meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld. A shareholder who has given a proxy to Sandy may revoke it at any time prior to its exercise by giving written notice thereof to the Secretary of Sandy, by signing and returning a later dated proxy or by voting in person at the Sandy Special Meeting. Accordingly, Sandy shareholders who have executed and returned to Sandy proxy cards in advance of the Sandy Special Meeting may change their vote at any time prior to or at the Sandy Special Meeting; however, mere attendance at the Sandy Special Meeting will not in and of itself have the effect of revoking any proxy.

     Votes cast by proxy or in person at the Sandy Special Meeting will determine whether or not a quorum is present at the Sandy Special Meeting and will be tabulated by election inspectors appointed for the Sandy Special Meeting. The election inspectors will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the shareholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

SOLICITATION OF PROXIES

     Sandy will bear its own cost of solicitation of proxies. Brokerage houses, fiduciaries, nominees and others will be reimbursed for their out-of-pocket expenses in forwarding proxy materials to beneficial owners of stock held in their names.

QUORUM

     The presence in person or by properly executed proxy of holders of a majority of the issued and outstanding shares of Sandy Common Stock is necessary to constitute a quorum at the Sandy Special Meeting.

REQUIRED VOTE

     The approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Sandy Common Stock. Abstentions and broker non-votes will have the effect of votes against approval of the Merger Agreement. As of the Sandy Record Date, directors and executive officers of Sandy and their affiliates were beneficial owners of approximately 33.5% of the outstanding shares of Sandy Common Stock. William H. Sandy, the Chairman and Chief Executive Officer of Sandy, acting in his individual capacity and as trustee of certain trusts of which Mr. Sandy is a beneficiary, executed an irrevocable proxy agreement dated August 22, 1995 (which irrevocable proxy agreement has subsequently been amended) in favor of ADP. Pursuant to this agreement, as amended, ADP will have an irrevocable proxy to vote 19.0% (determined as of the Sandy Record Date) of the outstanding Sandy Common Stock in favor of the Merger. See "The Merger -- Interests of Certain Persons in the Merger."

     THE MATTERS TO BE CONSIDERED AT THE SANDY SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE SHAREHOLDERS OF SANDY. ACCORDINGLY, SHAREHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                                   THE MERGER

     This section of this Proxy Statement/Prospectus, as well as the next section of this Proxy Statement/ Prospectus entitled "The Merger Agreement," describe certain aspects of the proposed Merger. To the extent that it relates to the Merger Agreement or other agreements described in this Proxy Statement/Prospectus, the following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which is attached as Annex A to this Proxy Statement/Prospectus and is incorporated herein by reference and such other agreements that are filed as exhibits to the Registration Statement on Form S-4 (the "Registration Statement") filed by ADP with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. All shareholders are urged to read the Merger Agreement in its entirety. On November 14, 1995, ADP announced a two-for-one common stock split (the "ADP Stock Split") to be distributed on January 1, 1996 to shareholders of record on December 15, 1995. Unless otherwise indicated, all references to per share earnings and dividends and all other references with respect to ADP Common Stock in this Proxy Statement/Prospectus do not reflect the increased number of shares of ADP Common Stock that would be outstanding after giving effect to the ADP Stock Split.

GENERAL


     The Merger Agreement provides that the Merger will be consummated if the approvals of the Sandy shareholders required therefor are obtained and all other conditions to the Merger are satisfied or waived. At the Effective Time, ADP Mergerco will be merged with and into Sandy, and Sandy will become a wholly owned subsidiary of ADP. As a result, at the Effective Time, each share of Sandy Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares referred to in the last sentence of this paragraph) will be converted into and exchangeable for shares of ADP Common Stock at the Exchange Ratio (as defined below). Thus, each Sandy shareholder shall be entitled to receive (in addition to cash in lieu of fractional shares) a number of shares of ADP Common Stock equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Sandy Common Stock exchanged by such shareholder and (ii) the Exchange Ratio. If the Average ADP Common Stock Price (as defined below) is greater than or equal to $58.764 (or $29.382 after giving effect to the ADP Stock Split) and less than or equal to $71.823 (or $35.911 after giving effect to the ADP Stock Split), then the Exchange Ratio shall be (rounded to the seventh decimal place) (i) $12.00 divided by (ii) the Average ADP Common Stock Price. If the Average ADP Common Stock Price is less than $58.764 (or $29.382 after giving effect to the ADP Stock Split), then the Exchange Ratio shall be
0.2042054 (or 0.4084108 after giving effect to the ADP Stock Split). If the Average ADP Common Stock Price is greater than $71.823 (or $35.911 after giving effect to the ADP Stock Split), then the Exchange Ratio shall be 0.1670771 (or
0.3341542 after giving effect to the ADP Stock Split). The "Average ADP Common Stock Price" means the average of the daily closing sales prices of ADP Common Stock as reported on the NYSE Composite Tape (as reported in The Wall Street Journal or, if not reported thereby, as reported by another authoritative source as mutually agreed by ADP and Sandy) for the 10 consecutive full trading days ending on the Determination Date (as defined below). The "Determination Date" means the third business day immediately prior to the later of (i) January 4, 1996 (which is the date (as originally scheduled in the enclosed Notice of Special Meeting of Shareholders, and without giving effect to any adjournments or postponements) of the Sandy Special Meeting) and (ii) the date on which the last regulatory approval required to consummate the Merger has been obtained and all statutory or regulatory waiting periods in respect thereof have expired or been terminated. Each share of Sandy Common Stock held as treasury stock of Sandy immediately prior to the Effective Time shall be cancelled, retired and cease to exist, and no exchange or payment shall be made in respect thereof.


     No fractional shares of ADP Common Stock will be issued in the Merger. In lieu of fractional shares, each holder of Sandy Common Stock who otherwise would be entitled to receive a fractional share of ADP Common Stock will instead receive cash (without interest) determined by multiplying the Average ADP Common Stock Price by the fractional share interest to which such holder would otherwise be entitled.

EFFECTIVE TIME

     Consummation of the Merger will occur upon the filing of a Certificate of Merger with the Department of Commerce of the State of Michigan or at such later time as is specified on such certificate (the "Effective Time"). The filing of the Certificate of Merger will occur as soon as practicable after the satisfaction or waiver of all conditions to the closing of the transactions contemplated by the Merger Agreement. The Merger Agreement may be terminated by any party thereto if the Merger shall not have been consummated on or before January 31, 1996. See "The Merger Agreement -- Conditions to the Merger" and
"-- Termination."

CONVERSION OF SHARES, PROCEDURES FOR EXCHANGE OF CERTIFICATES

     The conversion, at the Exchange Ratio, of Sandy Common Stock into the right to receive ADP Common Stock will occur automatically at the Effective Time. As soon as practicable after the Effective Time, ADP shall cause the Exchange Agent to mail appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Sandy Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) to each holder of Sandy Common Stock of record as of the Effective Time advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent outstanding certificates formerly evidencing Sandy Common Stock in exchange for new certificates for ADP Common Stock and cash in lieu of fractional shares. Upon surrender to the Exchange Agent of a certificate formerly representing shares of Sandy Common Stock, together with duly executed transmittal materials, ADP shall promptly (i) issue or cause to be issued to the persons entitled thereto a certificate representing the number of whole shares of ADP Common Stock that such persons are entitled to receive in the Merger and
(ii) distribute or cause to be distributed to the persons entitled thereto cash in lieu of fractional shares (the ADP Common Stock and cash being collectively the "Merger Consideration"). Upon surrender, each certificate theretofore evidencing Sandy Common Stock shall be canceled.

     At or promptly after the Effective Time, ADP shall deposit the Merger Consideration with the exchange agent (the "Exchange Agent") for the Merger (the "Exchange Fund"). After the Effective Time, ADP shall, on each payment or distribution date, tender to the Exchange Agent as an addition to the Exchange Fund all dividends and other distributions applicable to certificates held in the Exchange Fund.

     If any issuance of shares of ADP Common Stock in exchange for shares of Sandy Common Stock is to be made to a person other than the Sandy shareholder in whose name the certificate is registered at the Effective Time, it will be a condition of such exchange that the certificate so surrendered be properly endorsed or otherwise in proper form for transfer and that the Sandy shareholder requesting such issuance either pay any transfer or other tax required or establish to the satisfaction of ADP that such tax has been paid or is not payable.

     After the Effective Time, there will be no further transfers of Sandy Common Stock on the stock transfer books of Sandy. If a certificate representing Sandy Common Stock is presented for transfer, it will be cancelled and a certificate representing the appropriate number of full shares of ADP Common Stock and cash in lieu of fractional shares and any dividends and distributions will be issued in exchange therefor.

     At and after the Effective Time and until surrendered, shares of Sandy Common Stock will be deemed for all corporate purposes, other than the payment of dividends and distributions and voting, to evidence ownership of the number of full shares of ADP Common Stock into which such shares of Sandy Common Stock were converted at the Effective Time. No dividends or other distributions, if any, payable to holders of ADP Common Stock will be paid to the holders of any certificates for shares of Sandy Common Stock until such certificates are surrendered. Upon surrender of such certificates, all such declared dividends and distributions which shall have become payable with respect to such whole shares of ADP Common Stock in respect of a record date after the Effective Time will be paid to the holder of record of the whole shares of ADP Common Stock represented by the certificates issued in exchange therefor, without interest. See "The Merger Agreement -- Exchange of Certificates."

     SANDY SHAREHOLDERS SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL LETTERS. SANDY SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

BACKGROUND OF THE MERGER

     From time to time over the past several years, the Sandy Board has reviewed Sandy's strategic alternatives for enhancing profitability and maximizing shareholder value, including the possible expansion of its existing and related businesses by acquisition, affiliation or sale to an acquiror. In March 1994, the Sandy Board rejected two unsolicited proposals from Westcott Communications ("Westcott"). These offers, valued at $8 and $12 per share of Sandy Common Stock, proposed to exchange Westcott common stock for all of the outstanding Sandy Common Stock. Following Sandy's rejection of the second Westcott proposal, Ira J. Jaffe, personal legal counsel for William H. Sandy, had discussions with Gregory Earles, an executive of Westcott, about whether a stock-for-stock acquisition of all of the outstanding Sandy Common Stock by Westcott could be negotiated which would be acceptable to Mr. Sandy. Those discussions did not lead to any agreement or proposal.

     In early January 1995, Mr. Jaffe was contacted by Mr. Earles for the purpose of inquiring whether a cash offer for all of the outstanding Sandy Common Stock would be considered by Mr. Sandy. Mr. Jaffe advised Mr. Earles that, in his opinion, it could be productive for Westcott to present a cash offer.

     In late January 1995, Mr. Earles again contacted Mr. Jaffe and on February 3, 1995, Jack Smith, President of Westcott, and other representatives of Westcott met with Mr. Jaffe in Detroit, Michigan to discuss the possible format for a cash acquisition of all the outstanding Sandy Common Stock that might be acceptable to Mr. Sandy personally. On March 19, 1995, Messrs. Jaffe and Sandy met with Mr. Smith, Carl Westcott, Chairman of the Board and Chief Executive Officer of Westcott, and legal counsel for Westcott, in Atlanta, Georgia. At that meeting, Westcott outlined the general terms of a proposed offer which they intended to make to the Sandy Board and a proposed employment and consulting agreement for Mr. Sandy. On March 25, 1995, a cash acquisition proposal of $10 per share was received from Westcott.

     Raymond A. Ketchledge, President and Chief Operating Officer of Sandy, met with Messrs. Westcott and Smith in Dallas, Texas on March 26, 1995 to discuss Westcott's plans for the operation and management of Sandy if a merger took place. On March 30, 1995, the Sandy Board met in suburban Detroit. During the March 30th meeting, a special committee of the Sandy Board (the "Special Committee") was established by the Sandy Board to review the Westcott proposal and the Special Committee held its organizational meeting. The Special Committee consisted of outside directors John T. Sheehy, George J. Forrest, Jay W. Lorsch and Richard J. Burstein, being all of the directors who were not members of, or related to members of, Sandy's management. The Special Committee elected Mr. Sheehy as its Chairman.

     On April 3, 1995, members of the Special Committee met with Messrs. Smith and Westcott in Boston, Massachusetts to discuss the March 25th Westcott proposal. On April 4, 1995, Mr. Sheehy met with a representative of the investment banking firm of Bear, Stearns & Co. Inc. ("Bear Stearns") regarding the engagement of Bear Stearns as financial advisors in connection with the proposed merger with Westcott.

     On April 5, 1995, Mr. Ketchledge advised Mr. Sheehy that some members of Sandy's management were considering whether to make an offer for Sandy. Later on April 5, 1995, in light of the possible management offer, Mr. Burstein (a member of Honigman Miller Schwartz and Cohn, Sandy's legal counsel) resigned from the Special Committee, and Honigman Miller Schwartz and Cohn advised the Special Committee that it should engage independent counsel. The Special Committee then engaged Warner, Norcross and Judd LLP to act as independent counsel to represent the Special Committee.

     On April 10, 1995, Messrs. Westcott and Smith held individual and group meetings with Sandy senior executives in Birmingham, Michigan and over the next few weeks Sandy and its advisors reviewed the Westcott proposal.

     In late April 1995, Peter Leger, President of the Dealer Services Group of ADP, contacted Mr. Sandy regarding ADP's possible interest in acquiring Sandy. At about the same time, Mr. Sheehy was contacted by Harry Durity, ADP's Corporate Vice President of Worldwide Business Development. Mr. Durity indicated ADP's interest in acquiring Sandy. A preliminary timetable for conducting initial due diligence was discussed. ADP did not make any offer for Sandy Common Stock during this time.

     On May 2, 1995, Sandy management informed the Special Committee that they would not present a management buyout proposal due to management's belief that it would not be able to obtain financing on a timely basis.


     On May 9, 1995, the Sandy Board met to discuss the merger activities. Mr. Sandy informed the Sandy Board that he decided that he would be willing to relinquish an employment and consulting agreement proposed by Westcott if to do so would result in an improved Westcott offer. At this meeting, the Sandy Board was advised by a representative of Bear Stearns that, based on such decision of Mr. Sandy and a review of comparable companies, the Westcott offer of $10 per share was inadequate. The Special Committee recommended that Sandy not accept the Westcott offer and the Sandy Board authorized Messrs. Sheehy and Burstein to enter into negotiations with Westcott to obtain an acceptable offer. Messrs. Sheehy and Burstein informed Messrs. Westcott and Smith on May 13, 1995 that the $10 offer was inadequate. Messrs. Sheehy and Burstein asked Mr. Westcott to raise its bid. On May 14, 1995, Westcott informed Messrs. Sheehy and Burstein that it would increase its bid to $11 per share in cash but would go no higher. Westcott made no subsequent offer higher than the May 14, 1995 offer of $11 per share in cash. Sandy deferred formal evaluation of the Westcott $11 per share offer until negotiations with ADP were concluded.


     On May 15, 1995, Mr. Sheehy met with Mr. Durity who confirmed ADP's interest in acquiring Sandy. On May 18, 1995, Mr. Ketchledge met with Mr. Leger, Mr. Durity and John Barfitt, Senior Vice President of ADP's Dealer Services Group, in Chicago for an initial meeting with ADP executives. The meeting centered around potential synergies and opportunities for the companies.

     On May 23, 1995, Mr. Ketchledge and the senior executive group of Sandy met with ADP executives, including Messrs. Leger, Durity and Barfitt, to discuss Sandy and ADP operations and potential synergies. During the week of May 22, 1995, Westcott was informed by Mr. Sheehy that another party was involved in discussions with Sandy regarding a possible merger. On May 31, 1995, Mr. Durity visited with Sandy senior management in Troy, Michigan as part of the ADP due diligence effort.


     On June 1, 1995, Sandy received a letter from ADP proposing terms and conditions for the acquisition of Sandy in exchange for ADP Common Stock valued at $12 per share. On June 2, 1995, a meeting of the Sandy Board was held to discuss the Westcott and ADP proposals. On June 5, 1995, the Sandy Board met to discuss further the Westcott and ADP proposals and determined not to accept the Westcott $11 merger proposal in light of ADP's $12 proposal. On June 6, 1995, after unsuccessful negotiations with Westcott in an attempt to improve its offer, ADP and Sandy executed a letter of intent relating to the proposed merger with ADP at an offer price of $12 per share in ADP Common Stock. The $12 per share price was not established by Bear Stearns; rather, it was the product of negotiations between Sandy and ADP.


     Throughout June 1995, representatives of ADP continued its due diligence efforts and, at the same time, negotiations took place with Westcott toward a possible agreement. On June 21, 1995, Mr. Sheehy informed Mr. Smith that Sandy had determined not to enter into an agreement with Westcott at the $11 per share price.

     On June 23, 1995, Mr. Durity indicated to Mr. Sheehy that ADP intended to proceed with the pursuit of a merger with Sandy. On June 30, 1995, ADP confirmed in writing that it intended to pursue a merger with Sandy. On July 10, 1995, representatives of Sandy provided ADP with a draft of a proposed merger agreement. On July 12 and 13, 1995, Mr. Durity met with Mr. Ketchledge and described proposed employment arrangements for him and other senior Sandy executives in the event of a merger. Over the ensuing weeks, negotiations regarding a merger agreement took place.

     On August 16, 1995, the Sandy Board met, received a confirmation from Bear Stearns as to the fairness of the transaction and unanimously approved the ADP proposal. On August 22, 1995, the Merger Agreement was executed.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF SANDY; REASONS FOR THE MERGER

     The Board of Directors of Sandy has approved the Merger Agreement, has determined unanimously that the Merger is advisable and fair and in the best interests of Sandy and its shareholders and recommends that holders of shares of Sandy Common Stock vote FOR approval and adoption of the Merger Agreement.

     In reaching its decision to approve the Merger Agreement and to recommend that Sandy's shareholders vote for approval and adoption of the Merger Agreement, the Sandy Board considered, among other things, the following factors: (i) its knowledge of the business, operations, properties, assets, financial condition and operating results of Sandy and ADP; (ii) judgments as to Sandy's future prospects; (iii) presentations by Sandy's management with respect to Sandy and ADP; (iv) the recommendation of the Special Committee; (v) the opinion of Bear Stearns as to the fairness of the transaction to the shareholders of Sandy (see "-- Opinion of Sandy's Financial Advisor" below);
(vi) the terms of the Merger Agreement, which were the product of extensive arm's length negotiations (see "The Merger Agreement"); (vii) the historical trading prices, dividend rates and trading activity for Sandy Common Stock and ADP Common Stock; (viii) the compatibility of the respective business philosophies of ADP and Sandy; and (ix) the opportunity for Sandy shareholders to continue to participate, as holders of ADP Common Stock, in the strategic business performance improvement industry, and to do so by means of a transaction which is designed to be tax-free to Sandy's shareholders. The Sandy Board, with the assistance of Sandy's financial advisor, also considered recent and current market prices of ADP Common Stock, the manner in which the Exchange Ratio would be calculated and the relationship of the upper and lower limits thereof to such market prices, and published research reports dealing with the merits of investing in ADP Common Stock.

     The foregoing discussions of the information and factors considered by the Sandy Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Sandy Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Sandy Board may have given different weights to different factors. For a discussion of the interests of certain members of Sandy's management and of the Sandy Board in the Merger, see "-- Interests of Certain Persons in the Merger" below.

OPINION OF SANDY'S FINANCIAL ADVISOR

     The Special Committee retained Bear Stearns on April 10, 1995 to render an opinion to the Sandy Board as to the fairness, from a financial point of view, of a proposed transaction with Westcott to the public shareholders of Sandy. On April 26, 1995, Bear Stearns advised the Special Committee that, based on its review of comparable companies and based on the structure of the proposed transaction, the consideration of $10 per share offered by Westcott was inadequate. Bear Stearns did not advise the Special Committee as to the price which it would then have considered adequate.

     On June 6, 1995, the engagement agreement was amended to include consideration of the Merger. On August 16, 1995, Bear Stearns rendered its oral opinion to the Board of Directors of Sandy that the ADP offer was superior to Westcott's offer of $11 per share made on May 14, 1995, and that the Merger was fair, from a financial point of view, to the public shareholders of Sandy. Bear Stearns subsequently issued its written opinion to the Board of Directors of Sandy which has been updated to the date of this Proxy Statement/ Prospectus (the "Bear Stearns Opinion").

     THE FULL TEXT OF THE BEAR STEARNS OPINION IS ATTACHED AS ANNEX B TO THIS PROXY STATEMENT/PROSPECTUS. HOLDERS OF SANDY COMMON STOCK ARE URGED TO, AND SHOULD, READ THE BEAR STEARNS OPINION CAREFULLY IN ITS ENTIRETY IN CONJUNCTION WITH THIS PROXY STATEMENT/PROSPECTUS FOR ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY BEAR STEARNS.

     The Bear Stearns Opinion addresses only the fairness of the Merger, from a financial point of view, to the shareholders of Sandy and does not constitute a recommendation to any shareholder of Sandy as to how such shareholder should vote with respect to the approval of the Merger. The summary of the Bear Stearns Opinion set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

     The Special Committee engaged Bear Stearns as its financial advisor because Bear Stearns is a nationally recognized investment banking firm and because of its record and experience in rendering fairness opinions. Bear Stearns, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities, mergers and acquisitions, negotiated underwritings, secondary distributions of securities and private placements. In requesting Bear Stearns' fairness opinion, the Special Committee did not give any special instructions to Bear Stearns or impose any limitations upon the scope of the investigations that Bear Stearns deemed necessary to enable it to deliver its opinion. During the past five years, neither Bear Stearns nor any affiliate of Bear Stearns has performed any investment banking or other financial services for or had any other material relationship with Sandy except those described herein.

     In connection with rendering its written opinion, Bear Stearns, among other things: (i) reviewed this Proxy Statement/Prospectus in substantially final form; (ii) reviewed Sandy's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended August 31, 1993 through 1995; (iii) reviewed ADP's Annual Reports to Stockholders and Annual Reports on Form 10-K for the fiscal years ended June 30, 1994 and 1995, its Current Report on Form 8-K filed with the Commission on November 6, 1995, its Current Reports on Form 8-K/A filed with the Commission on November 13, 1995 and November 22, 1995 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1995; (iv) reviewed certain operating and financial information provided to Bear Stearns by management relating to Sandy's business and prospects; (v) met with certain members of Sandy's senior management to discuss its operation, historical financial statements and future prospects; (vi) reviewed the historical prices and trading volumes of the Sandy Common Stock and ADP Common Stock; (vii) reviewed publicly available financial data and stock market performance data of companies which it deemed generally comparable to Sandy; and (viii) conducted such other studies, analyses, inquiries and investigations as it deemed appropriate.

     Bear Stearns relied upon and assumed, without independent verification, (i) the accuracy and completeness of all of the financial and other information provided to it by Sandy and ADP for purposes of its opinion and (ii) the reasonableness of the assumptions made by the managements of Sandy and ADP with respect to their publicly disclosed projected financial results and potential synergies which could be achieved upon consummation of the Merger. Bear Stearns further relied upon the assurances of the managements of Sandy and ADP that they are unaware of any facts that would make the information provided to Bear Stearns incomplete or misleading. In addition, Bear Stearns did not make or seek to obtain appraisals of Sandy's or ADP's assets and liabilities in rendering its opinion. The Bear Stearns Opinion is also necessarily based upon the market, economic and other conditions as in effect on, and the information made available to it as of, the date of the opinion.

     The following is a brief summary of the financial analyses used by Bear Stearns in connection with providing its oral opinion to the Sandy Board with respect to the proposal received by Sandy from ADP.

     Bear Stearns reviewed and compared the financial and market performance of Sandy to the financial and market performance of selected publicly traded companies which it deemed generally comparable to Sandy, i.e., DIMAC, Dimark, M/A/R/C and, to a lesser extent, AFGL International. Although the comparable companies were considered similar to Sandy in some respects, none of such companies possessed a business profile or other characteristics identical to those of Sandy. For each of the comparable companies, Bear Stearns examined certain publicly available financial data including, net revenue, operating margins, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT"), and current and projected earnings per share. Bear Stearns calculated the ratio of the market price of Sandy and of each of the comparable company's stock in relation to each company's earnings per share and the ratio of the enterprise value (i.e., the total market value of the common stock outstanding plus the par value of total debt, less cash and cash equivalents) of Sandy and of each of the comparable companies in relation to each company's EBITDA and EBIT. The ratios of the stock prices of the comparable companies to latest twelve months ("LTM") earnings per share ranged from 10.5x to 27.1x and had a harmonic mean* of 16.5x, compared to 14.4x for Sandy at the $12 Merger price. The ratios of the stock prices of the comparable companies to estimated current year's earnings per share ranged from 12.6x to 24.2x and had a harmonic mean of 16.4x, compared to 13.3x for Sandy at the $12 Merger price. The ratios of the stock prices of the comparable companies to estimated next year's earnings per share ranged from 10.7x to 19.2x and had a harmonic mean of 13.3x, compared to 12.0x for Sandy at the $12 Merger price. The ratios of the enterprise value to LTM EBITDA of the comparable companies ranged from 5.5x to 11.2x, and had a harmonic mean of 7.8x, compared to 6.1x for Sandy at the $12 Merger price. The ratios of the enterprise value to LTM EBIT of the comparable companies ranged from 8.8x to 13.6x and had a harmonic mean of 10.5x, compared to 6.8x for Sandy at the $12 Merger price. Bear Stearns indicated that, although the comparable companies operate businesses somewhat similar to Sandy's business, the comparable companies were as a group superior to Sandy in certain significant respects. Bear Stearns concluded that Sandy should be expected to trade at a lower multiple than the comparable companies because Sandy was dependent on revenues from a small number of clients in a cyclical industry, lacked the depth in its management team required to grow Sandy significantly into new areas, had generally grown at a slower rate than the comparable companies, generally had lower operating margins than the comparable companies and had a more erratic growth record.


     Bear Stearns reviewed the historical market price and volume relating to Sandy Common Stock and noted that the proposed $12 Merger price represented a significant premium over the unaffected market price, which Bear Stearns determined to be in the $7 to $8 range. Bear Stearns noted that Sandy's common stock had not sold at $12 since 1986, that it was as low as $4.50 in 1993, and that it had not sold above $9 in more than eight years, other than in connection with merger proposals.


     In evaluating the ADP Common Stock to be received by Sandy shareholders, Bear Stearns reviewed ADP's earnings and stock trading histories and publicly available reports on ADP. Bear Stearns also engaged in discussions with ADP. On the basis of the foregoing, Bear Stearns concluded that the ADP Common Stock to be received by Sandy shareholders in the Merger should be valued as equivalent to $12 in cash based on the earnings history of ADP, analysts' research reports, the historical trading prices and trading volume of ADP, and the number of shares to be issued in the Merger. Bear Stearns also noted that the ADP transaction was structured so as to be tax-free for Sandy shareholders until such time that they sell their shares of ADP Common Stock received as a result of the Merger.


     Based upon the above, Bear Stearns concluded that the Merger was fair, from a financial point of view, to the public shareholders of Sandy.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying the Bear Stearns Opinion. In arriving at its opinion, Bear Stearns considered the results of all such analyses. The analyses were prepared solely for purposes of providing its opinion as to the fairness of the Merger, from a financial point of view, to the public shareholders of Sandy. As described above, the Bear Stearns Opinion and presentation to the Sandy Board was one of many factors taken into consideration by the Sandy Board in making its determination to approve the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by Bear Stearns.

     Pursuant to the engagement agreement as amended, Sandy agreed to pay Bear Stearns a fee of $500,000 for its fairness opinion, of which $125,000 was payable upon execution of the original letter agreement, $125,000 was payable when Bear Stearns initially rendered its opinion, $50,000 was payable upon execution of the amendment, and the balance was payable upon mailing of this Proxy Statement/Prospectus. Sandy also agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses and to indemnify Bear Stearns and certain related persons against certain liabilities in connection with the engagement of Bear Stearns, including certain liabilities under federal securities laws.

---------------


*The harmonic mean is calculated by using the reciprocals of the multiples. The harmonic mean is used by Bear Stearns because it gives equal weight to equal dollar investments in the securities whose ratios are being averaged. Bear Stearns utilizes the harmonic mean in averaging ratios in which price is the numerator.

CERTAIN CONSIDERATIONS

     In considering whether to approve the Merger Agreement and the transactions contemplated thereby, shareholders of Sandy should consider the following: (i) the relative stock prices of ADP Common Stock and Sandy Common Stock at the Effective Time may vary significantly from the prices as of the date of execution of the Merger Agreement, the date hereof or the date on which shareholders of Sandy vote on the Merger due to changes in the business, operations and prospects of ADP or Sandy, market assessments of the likelihood that the Merger will be consummated and the timing thereof, general market and economic conditions, and other factors and (ii) the Exchange Ratio will be set based on the market price of ADP Common Stock during the 10 consecutive trading days ending on the Determination Date but will not be greater than 0.2042054 (or
0.4084108 after giving effect to the ADP Stock Split) or less than 0.1670771 (or
0.3341542 after giving effect to the ADP Stock Split). See "-- Interests of Certain Persons in the Merger" and "The Merger Agreement -- Terms of the Merger" below.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Sandy Board with respect to the Merger Agreement and the transactions contemplated thereby, shareholders of Sandy should be aware that certain members of Sandy's management and the Sandy Board have certain interests in the Merger that other shareholders of Sandy generally do not have.

     William H. Sandy Employment and Consulting Agreement. Sandy entered into an Employment and Consulting Agreement with William H. Sandy, the Chairman and Chief Executive Officer of Sandy, effective November 4, 1985 (the "Employment and Consulting Agreement"). Under the terms of the Employment and Consulting Agreement, upon completion of his active employment with Sandy, Mr. Sandy is to serve as a consultant to Sandy for a period of five years. The Employment and Consulting Agreement was amended in connection with the execution of the Merger Agreement on August 22, 1995 to provide that Mr. Sandy's active employment period will end on the date of the closing of the Merger (the "Closing Date"), and, as a result, the five-year consulting period will begin on the Closing Date. The amended Employment and Consulting Agreement also requires Sandy to make a payment of $1,475,000 to Mr. Sandy on the Closing Date, in lieu of all future consulting payments, bonuses (except the fiscal 1995 bonus that has been paid separately to Mr. Sandy) or benefits to become due to Mr. Sandy or to his wife, Marjorie M. Sandy, under the amended Employment and Consulting Agreement.

     Amendment of Lease with 1500 Limited Partnership. In connection with the Merger, the lease agreement, dated February 1, 1994, between Sandy and 1500 Limited Partnership pertaining to Sandy's Troy, Michigan headquarters (the "Lease") has been amended effective as of the Closing Date, in the following manner: (i) an additional improvements allowance of $200,000 will be made available to the corporation surviving the Merger (the "Surviving Corporation") immediately after the Closing Date and until December 31, 1996; (ii) the availability of the last $100,000 of the improvements allowance under the Lease will be accelerated from February 1, 2000 to the Closing Date so that the $100,000 allowance will be available immediately after the Closing Date and until December 31, 1996; and (iii) the Surviving Corporation will be permitted to self-insure under Sections 11.2, 11.3, 11.4 and 11.5 of the Lease in accordance with ADP's standard policy. In connection with the effectiveness of such amendment to the Lease, ADP will guarantee the Surviving Corporation's obligations under the Lease after the Closing Date. 1500 Limited Partnership is a Michigan limited partnership owned by, among others, certain directors of Sandy or their affiliates, including William H. Sandy, the George J. Forrest Trust, Alan V. Kidd, Alan M. Sandy and Lewis G. Sandy. The Lease, which will expire on May 31, 2006, provides for gross lease payments by Sandy ranging from $94,000 to $102,000 per month over the Lease term, plus increases in certain operating costs on a pass-through basis. Sandy's option (which option would have been exercisable through September 1, 1995) under Section 36 of the Lease to reduce the size of the leased premises by up to approximately 7.6% has been eliminated pursuant to the terms of the Lease, as amended. There are no options to renew the Lease after May 31, 2006.

     Irrevocable Proxy Agreement. William H. Sandy, the Chairman and Chief Executive Officer of Sandy, acting in his individual capacity and as trustee of certain trusts of which Mr. Sandy is a beneficiary (the "William Sandy Trusts"), executed an irrevocable proxy agreement dated August 22, 1995 (as subsequently amended, the "Irrevocable Proxy Agreement") in favor of ADP. Pursuant to the Irrevocable Proxy

Agreement, ADP was granted an irrevocable proxy to vote in favor of the Merger 79,822 shares of Sandy Common Stock owned by Mr. Sandy and the William Sandy Trusts. In addition, commencing November 26, 1995, the Irrevocable Proxy Agreement conferred on ADP an irrevocable proxy to vote in favor of the Merger an additional 362,900 shares of Sandy Common Stock owned by Mr. Sandy and the William Sandy Trusts. The reason these additional 362,900 shares were not covered by the Irrevocable Proxy Agreement until November 26, 1995 is that such shares were until that date subject to certain restrictions contained in the Shareholder Agreement, dated November 4, 1985, among certain shareholders of Sandy. Because such Shareholder Agreement expired in accordance with its terms on November 26, 1995, ADP has a proxy to vote 19.0% (determined as of the Sandy Record Date) of the outstanding Sandy Common Stock in favor of the Merger because the Sandy Special Meeting will occur after November 26, 1995.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a description of the material federal income tax consequences of the Merger. This is not a complete description of all the tax consequences of the Merger and does not address the tax consequences that may be relevant to particular categories of shareholders subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, foreign individuals and entities, tax-exempt organizations and shareholders who acquired Sandy Common Stock pursuant to an employee stock option. Each Sandy shareholder's individual circumstances may affect the tax consequences of the Merger to him or her. No information is provided herein with respect to the tax consequences of the Merger under foreign, state or local laws. Moreover, the description set forth below is based on existing law and currently applicable treasury regulations promulgated under the Internal Revenue Code of 1986, as amended (the "Code"), current published administrative positions of the Internal Revenue Service contained in revenue rulings and revenue procedures, and judicial decisions, all of which are subject to change either prospectively or retroactively. In consequence, each Sandy shareholder is advised to consult his or her own tax advisor as to the specific tax consequences of the Merger to him or her.

     Counsel to Sandy, Honigman Miller Schwartz and Cohn, has provided a written opinion to Sandy, a copy of which is included as Annex C. The opinion provides, based on certain representations, qualifications and assumptions contained therein, that the material federal income tax consequences of the Merger, under currently applicable law, are as follows:

     1. The Merger will qualify as a reorganization within the meaning of
Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code, and ADP, ADP Mergerco, and Sandy will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

     2. No gain or loss will be recognized by either ADP, ADP Mergerco, or Sandy as a result of the consummation of the Merger;

     3. No gain or loss will be recognized by a holder of Sandy Common Stock upon the exchange of shares of Sandy Common Stock for shares of ADP Common Stock pursuant to the Merger, except with respect to cash received in lieu of a fractional share interest in ADP Common Stock, as discussed below;

     4. The receipt of cash in lieu of fractional shares of ADP Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by ADP. Under Section 302 of the Code, this deemed redemption generally will result in a Sandy shareholder recognizing gain or loss measured by the difference between (i) the amount of cash received, and
(ii) the tax basis allocable to the fractional shares. Any gain or loss recognized will be capital gain or loss, assuming that the fractional share of the ADP Common Stock would have been a capital asset in the hands of the Sandy shareholder, and such gain or loss will be long-term capital gain or loss if the surrendered Sandy Common Stock has been held for more than one year at the Effective Time;

     5. The adjusted tax basis of the ADP Common Stock received by a holder of Sandy Common Stock (including any fractional share of the ADP Common Stock deemed received) pursuant to the Merger will be the same as the adjusted tax basis of the shares of Sandy Common Stock surrendered in exchange therefor; and

     6. The holding period of the ADP Common Stock received by a holder of Sandy Common Stock as a result of the Merger will include the holding period of the shares of Sandy Common Stock surrendered in exchange therefor, provided that such Sandy Common Stock is held as a capital asset at the Effective Time.

     No advance ruling will be requested or received from the Internal Revenue Service as to the federal income tax consequences of the Merger. An opinion of counsel is not binding on the Internal Revenue Service and, because no advance ruling will be obtained from the Internal Revenue Service, there can be no assurance that the Merger will constitute a tax-free reorganization, or that other favorable tax treatment will be available to the shareholders of Sandy.

     THE FOREGOING OPINION OF COUNSEL TO SANDY MERELY ADDRESSES THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER UNDER CURRENTLY APPLICABLE LAW AND DOES NOT TAKE INTO CONSIDERATION THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY HOLDER OF SHARES OF SANDY COMMON STOCK. EACH HOLDER OF SHARES OF SANDY COMMON STOCK IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES. THE FOREGOING OPINION OF COUNSEL IS BASED UPON THE CODE, TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF, ALL OF WHICH ARE SUBJECT TO CHANGE, AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF COUNSEL'S OPINION. SANDY SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.

ANTICIPATED ACCOUNTING TREATMENT

     The Merger is expected to qualify as a "pooling of interests" for accounting and financial reporting purposes. Under this method of accounting, the recorded assets and liabilities of ADP and Sandy will be carried forward to the combined corporation at their recorded amounts, subject to any adjustments required to conform the accounting policies of the two companies. The Merger Agreement provides that a condition to the consummation of the Merger is the receipt by ADP of notification, in form and substance reasonably satisfactory to it, from Deloitte & Touche LLP, independent certified public accountants of ADP, that the Merger qualifies for "pooling of interests" accounting treatment.

ANTITRUST MATTERS

     Pursuant to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), ADP and Sandy each filed a Notification and Report Form for review under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division"). The waiting periods under the HSR Act with respect to such filings were terminated on September 11, 1995. Even though the HSR Act waiting periods were terminated, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking divestiture of substantial assets of ADP or Sandy. Consummation of the Merger is conditioned upon, among other things, the absence of any judgment, decree, injunction, ruling or order of any court, governmental department, commission, agency or instrumentality outstanding against ADP Mergerco, ADP or Sandy which prohibits or materially restricts or delays the consummation of the Merger. ADP and Sandy do not believe that consummation of the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result. ADP and Sandy do not believe that any additional governmental filings in the United States are required with respect to the Merger, other than the filing of the Certificate of Merger required to be filed with the Department of Commerce of the State of Michigan in accordance with the Michigan Business Corporation Act ("MBCA").

FEDERAL SECURITIES LAW CONSEQUENCES

     All ADP Common Stock issued in connection with the Merger will be freely transferable, except that any ADP Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the

Securities Act) of Sandy or ADP prior to the Merger may be sold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act ("Rule 145") with respect to affiliates of Sandy, or Rule 144 under the Securities Act ("Rule 144") with respect to persons who are or become affiliates of ADP, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Sandy or ADP generally include individuals or entities that control, are controlled by, or are under common control with, such corporation and may include certain officers and directors of such corporation as well as principal stockholders of such corporation.

     Affiliates may not sell their shares of ADP Common Stock acquired in connection with the Merger, except pursuant to an effective registration under the Securities Act covering such shares or in compliance with Rule 145 (or Rule 144 in the case of persons who are or become affiliates of ADP) or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for two years following the Effective Time, an affiliate (together with certain related persons) of Sandy would be entitled to sell shares of ADP Common Stock acquired in connection with the Merger only through unsolicited "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 145. Additionally, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of ADP Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 and Rule 144 would only remain available, however, to affiliates if ADP remained current with its informational filings with the Commission under the Exchange Act. Two years after the Effective Time, an affiliate of Sandy would be able to sell such ADP Common Stock without such manner of sale or volume limitations provided that ADP was current with its Exchange Act informational filings and such affiliate was not then an affiliate of ADP. If such person were an affiliate of ADP, such limitations would continue to apply under Rule 144. Three years after the Effective Time, an affiliate of Sandy would be able to sell such shares of ADP Common Stock without any restrictions so long as such affiliate had not been an affiliate of ADP for at least three months prior thereto.

STOCK EXCHANGE LISTING

     The shares of ADP Common Stock to be issued in the Merger are authorized for listing and trading on the NYSE.

DIVIDENDS

     ADP expects to continue to declare its regular quarterly dividends. Sandy is not permitted under the terms of the Merger Agreement to declare, set aside or pay any dividend in cash, stock, property or otherwise in respect of its capital stock during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time.

APPRAISAL RIGHTS

     Under the MBCA, the holders of Sandy Common Stock are not entitled to any appraisal rights with respect to the Merger.

FEES AND EXPENSES

     Regardless of whether the Merger is consummated, each of ADP and Sandy will pay its own respective costs and expenses (including, but not limited to, attorneys' fees) incurred in connection with the Merger, except in the event that the Sandy Board terminates the Merger Agreement after having received a written proposal regarding an Acquisition Transaction (as defined under "The Merger Agreement -- Termination") which offers more consideration to the shareholders of Sandy than that offered by ADP, and the Sandy Board recommends to the shareholders of Sandy that such shareholders accept and/or approve such Acquisition Transaction. If such event occurs, Sandy will be required to pay ADP, within one business day after such termination, a fee equal to 4% of the aggregate purchase price which the third party indicated it would pay in connection with the proposed Acquisition Transaction which was the basis for such termination.

                              THE MERGER AGREEMENT

     The description of the Merger Agreement set forth below does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this Proxy Statement/ Prospectus as Annex A and incorporated herein by reference. Statements in this Proxy Statement/Prospectus with respect to the terms of the Merger are qualified in their entirety by reference to the Merger Agreement. Sandy Shareholders are urged to read the full text of the Merger Agreement.

TERMS OF THE MERGER

     The Merger. At the Effective Time and subject to and upon the terms and conditions of the Merger Agreement and the MBCA, ADP Mergerco will be merged with and into Sandy, the separate corporate existence of ADP Mergerco will cease, and Sandy will continue as the Surviving Corporation.

     Effective Time. As promptly as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, the Merger will be consummated by filing a Certificate of Merger with the Department of Commerce of the State of Michigan in accordance with the MBCA.

     Articles of Incorporation and By-laws. The Merger Agreement provides that the Articles of Incorporation and By-laws of ADP Mergerco, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation and By-laws of the Surviving Corporation until thereafter amended in accordance with the provisions therein and as provided by the MBCA.

     Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of ADP Mergerco immediately prior to the Effective Time, in each case until their successors are elected and qualified, and the officers of the Surviving Corporation shall be the officers of ADP Mergerco immediately prior to the Effective Time, in each case until their successors are duly elected and qualified.

     Conversion of Stock. At the Effective Time, each share of Sandy Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares referred to in the following paragraph) will be converted into and exchangeable for shares of ADP Common Stock at the Exchange Ratio.

     Each share of Sandy Common Stock held as treasury stock of Sandy immediately prior to the Effective Time shall be canceled, retired and cease to exist, and no exchange or payment shall be made in respect thereof.

     Each share of common stock of ADP Mergerco issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     Options. All stock options outstanding at the Effective Time (i) under Sandy's 1985 Performance Incentive Plan, 1989 Performance Incentive Plan or Director Stock Option Plan and (ii) pursuant to the nonqualified stock option agreement dated August 8, 1988 between Sandy and Raymond Ketchledge or the amended nonqualified stock option agreement dated September 1, 1992 between Sandy and Raymond Ketchledge (collectively, the "Sandy Options") shall, by virtue of the Merger and without any action on the part of the holders of such options, be converted into and become options to purchase shares of ADP Common Stock ("Substitute Options") as follows:

          (i) each Substitute Option will cover the number of shares of ADP Common Stock (rounded down to the nearest whole share) which the holder of the Sandy Option being replaced would have been entitled to receive in the Merger had such holder exercised, immediately prior to the Effective Time, the Sandy Option which the Substitute Option is replacing;

          (ii) each Substitute Option will be exercisable for a purchase price per share (rounded down to the nearest cent) determined by dividing (x) the purchase price per share of Sandy Common Stock payable upon exercise of the Sandy Option which the Substitute Option replaced, multiplied by the number of shares of Sandy Common Stock covered by the Sandy Option, by (y) the number of shares of ADP

     Common Stock covered by the Substitute Option, as determined in accordance with clause (i) above; and

          (iii) each Substitute Option will be exercisable, over each time period during which the Sandy Option it replaced would have been exercisable (taking into account any acceleration in vesting brought about by the Merger), with respect to that number of shares of ADP Common Stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of Sandy Common Stock with respect to which the Sandy Option would have been exercisable during that time period by (y) a fraction, the numerator of which is the total number of shares of ADP Common Stock covered by the Substitute Option and the denominator of which is the total number of shares of Sandy Common Stock covered by the replaced Sandy Option.

     Subject to the foregoing requirements, the terms of each Substitute Option will be substantially equivalent to the terms of the Sandy Option that it replaces.

     Fractional Shares. No fractional shares of ADP Common Stock, and no certificates representing such fractional shares, shall be issued upon the surrender for exchange of certificates representing Sandy Common Stock. In lieu of any fractional share, ADP shall pay to each holder of Sandy Common Stock who otherwise would be entitled to receive a fractional share of ADP Common Stock an amount of cash (without interest) determined by multiplying (a) the Average ADP Common Stock Price times (b) the fractional share interest to which such holder would otherwise be entitled.

EXCHANGE OF CERTIFICATES

     Exchange Agent. ADP has appointed Chemical Mellon Shareholder Services to act as Exchange Agent.

     Exchange Procedures. As soon as practicable after the Effective Time, ADP shall cause the Exchange Agent to mail appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Sandy Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) to each holder of Sandy Common Stock of record as of the Effective Time advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent outstanding certificates formerly evidencing Sandy Common Stock in exchange for new certificates for ADP Common Stock and cash in lieu of fractional shares. Upon surrender to the Exchange Agent of a certificate formerly representing shares of Sandy Common Stock, together with duly executed transmittal materials, ADP shall promptly (i) issue or cause to be issued to the persons entitled thereto a certificate representing the number of whole shares of ADP Common Stock that such persons are entitled to receive in the Merger and (ii) distribute or cause to be distributed to the persons entitled thereto cash in lieu of fractional shares as provided above. Upon surrender, each certificate theretofore evidencing Sandy Common Stock shall be canceled.

     At or promptly after the Effective Time, ADP shall deposit the Merger Consideration with the Exchange Agent as the Exchange Fund. After the Effective Time, ADP shall, on each payment or distribution date, tender to the Exchange Agent as an addition to the Exchange Fund all dividends and other distributions applicable to certificates held in the Exchange Fund.

     Transfers of Ownership. If any certificate evidencing shares of ADP Common Stock is to be issued to a person other than the person in whose name the certificate surrendered is registered, it shall be a condition to the issuance of ADP Common Stock that the certificate so surrendered shall be properly endorsed or be otherwise in proper form for transfer and that the person requesting such exchange shall pay all transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered (or establish to the satisfaction of ADP that such tax has been paid or is not applicable).

     Distributions With Respect to Unexchanged Sandy Common Stock. Until outstanding certificates formerly representing Sandy Common Stock are surrendered as provided above, no dividend or distribution payable to holders of record of ADP Common Stock shall be paid to any holder of such outstanding certificates. Subject to applicable law, upon surrender of such outstanding certificates by such holder there shall be paid to such holder the amount of any dividends or distributions (without interest) theretofore payable with respect to such whole shares of ADP Common Stock, but not paid to such holder, and which dividends or distributions had a record date occurring subsequent to the Effective Time.

     Lost, Stolen or Destroyed Certificates. In the event any certificate for Sandy Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof, such shares of ADP Common Stock and cash for fractional shares, if any, as may be required pursuant to this Agreement, provided, however, that ADP, in its discretion and as a condition precedent to the issuance and payment thereof, may require the holder of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against ADP, Sandy, the Exchange Agent or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.

     DETAILED INSTRUCTIONS, INCLUDING A TRANSMITTAL LETTER, WILL BE MAILED TO SANDY SHAREHOLDERS PROMPTLY FOLLOWING THE EFFECTIVE TIME AS TO THE METHOD OF EXCHANGING CERTIFICATES FORMERLY REPRESENTING SHARES OF SANDY COMMON STOCK. SANDY SHAREHOLDERS SHOULD NOT SEND CERTIFICATES REPRESENTING THEIR SHARES TO THE EXCHANGE AGENT PRIOR TO RECEIPT OF THE TRANSMITTAL LETTER.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of Sandy, in respect of itself and its subsidiary, and of ADP Megerco and ADP, jointly and severally. When used with respect to Sandy or ADP, "Material Adverse Effect" means any material adverse effect on the financial condition, assets, liabilities, results of operations or business of Sandy and its subsidiary or ADP and its subsidiaries, as the case may be, in each case taken as a whole.

     Representations and Warranties of Sandy. The representations and warranties of Sandy relate, among other things, to the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (i) corporate organization, standing, qualification and similar corporate matters, (ii) the authorization, execution, delivery and enforceability of the Merger Agreement, (iii) the absence of certain regulatory and third party consent requirements, (iv) good and marketable title to property and assets and the absence of undisclosed liabilities, (v) the absence of violations of zoning ordinances, municipal regulations or other rules, regulations or laws pertaining to Sandy's property, except where such violation would not have a Material Adverse Effect, (vi) the maintenance of certain licenses, permits, and other authorizations, (vii) ownership, rights to use and absence of violations or claims in respect of intellectual property, (viii) compliance with laws, except where noncompliance would not have a Material Adverse Effect, (ix) matters pertaining to employee plans, (x) contracts and agreements, (xi) the absence of claims, actions, suits, proceedings, or investigations pending against or affecting Sandy, and the absence of any reasonable basis therefor, (xii) insurance, (xiii) reports and other documents filed with the Commission, the absence of material misstatements or omissions in the information contained therein, the fair presentation of the financial statements contained therein in accordance with generally accepted accounting principles, and the absence of any material adverse change in Sandy's financial condition, assets, liabilities, results of operations or business taken as a whole since August 31, 1994, (xiv) payment of taxes and certain other tax matters, (xv) business relations, (xvi) the absence of brokers and finders,
(xvii) notes and accounts receivable, (xviii) information furnished by Sandy to ADP, (xix) capitalization, (xx) options, (xxi) the absence of dividends and stock purchases, (xxii) subsidiaries, (xxiii) customers, (xxiv) the recommendation of the Merger by the Sandy Board, (xxv) the absence of any material untrue statements or omissions in the information that Sandy provides for inclusion in the Registration Statement and this Proxy Statement/Prospectus,
(xxvi) the shareholder vote needed to approve the Merger, (xxvii) labor matters, (xxviii) conduct of business in the ordinary course since August 31, 1994,
(xxix) nonapplicability of certain provisions of the MBCA, (xxx) the absence of actions that would disqualify the Merger from being accounted for as a pooling of interests, (xxxi) fixed assets and sufficiency of assets, (xxxii) leased properties, (xxxiii) licensed properties, (xxxiv) loan agreements, debt instruments and guarantees, (xxxv) employees, employment practices, compensation and vacations, (xxxvi) capital expenditures, (xxxvii) bank accounts and safe deposit boxes and powers of attorney, (xxxviii) the absence of casualty losses, (xxxix) transactions with affiliates and (xl) classification of the Merger as a tax-free reorganization for tax purposes.

     Representations and Warranties of ADP Mergerco and ADP. The representations and warranties of ADP Mergerco and ADP relate to the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (i) corporate organization, standing, qualification and similar corporate matters, (ii) the authorization, execution, delivery and enforceability of the Merger Agreement, (iii) good and marketable title to property and assets and the absence of undisclosed liabilities, (iv) compliance with laws, except where noncompliance would not have a Material Adverse Effect,
(v) the absence of claims, actions, suits, proceedings or investigations pending or, to the best of ADP Mergerco's and ADP's knowledge, threatened against or affecting ADP Mergerco or ADP, except those claims, actions, suits, proceedings or investigations that would not have a Material Adverse Effect or are set forth in certain schedules or filings, (vi) reports and other documents filed with the Commission, the absence of material misstatements or omissions in the information contained therein, the fair presentation of the financial statements contained therein in accordance with generally accepted accounting principles, and the absence of any material adverse change in ADP's financial condition, assets, liabilities, results of operations or business taken as a whole since June 30, 1994, (vii) capitalization, (viii) validity of ADP Common Stock, (ix) options, (x) the absence of additional rights of any persons to any equity interest in ADP upon the consummation of the Merger, except as contemplated by the Merger Agreement, (xi) the absence of dividends and stock purchases, (xii) the absence of material untrue statements or omissions in the information that ADP provides in the Registration Statement and this Proxy Statement/Prospectus,
(xiii) the absence of brokers and finders and (xiv) classification of the Merger as a tax-free reorganization for tax purposes.

CONDUCT OF BUSINESS PENDING THE MERGER

     Conduct of Business by Sandy. The Merger Agreement provides that, prior to the Effective Time, unless ADP Mergerco and ADP agree in writing, Sandy will conduct its business in the ordinary course of business and in a manner consistent with past practice, and Sandy will use reasonable efforts to preserve intact its present business organizations. The Merger Agreement further provides that Sandy will use reasonable efforts to maintain its relationships with its suppliers and customers, and, if requested by ADP Mergerco or ADP, (i) Sandy will use reasonable efforts to make reasonable arrangements as reasonably requested by ADP Mergerco or ADP for representatives of ADP Mergerco or ADP to meet with customers and suppliers of Sandy, and (ii) Sandy will schedule, as reasonably requested by ADP Mergerco or ADP, meetings of representatives of ADP Mergerco or ADP with executive officers of Sandy. Except in connection with the transactions contemplated by the Merger Agreement, without the prior written consent of ADP Mergerco and ADP, Sandy has agreed that it will not:

          (i) issue, sell, pledge, dispose of or encumber any assets, other than through sales of goods and/or services to Sandy's customers in the ordinary course of business, consistent with past practice,

          (ii) amend Sandy's Restated Articles of Incorporation, as amended (the "Sandy Articles"), or Sandy's By-laws (the "Sandy By-laws") in effect at the date of the Merger Agreement,

          (iii) split, combine or reclassify any outstanding shares of Sandy capital stock, or declare, set aside or pay any dividend payable in cash, stock, property or otherwise with respect to such shares,

          (iv) redeem, purchase, acquire or offer to acquire any shares of Sandy capital stock,

          (v) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or securities convertible or exchangeable for, or any options, warrants or rights of any kind to acquire any shares of, Sandy capital stock of any class whether pursuant to any rights agreement, stock plan or otherwise, except that Sandy may issue shares of Sandy Common Stock in accordance with stock options outstanding as of the date of the Merger Agreement,

          (vi) acquire (by merger, consolidation or acquisition of assets) or be acquired by any corporation, partnership or other business organization or division thereof,

          (vii) incur any indebtedness for borrowed money, other than in the ordinary course of business, consistent with past practice, or issue any debt securities,

          (viii) enter into or modify any material contract, lease or agreement, other than in the ordinary course of business, consistent with past practice,

          (ix) terminate, modify, assign, waive, release or relinquish any material contract rights or amend any material rights or claims except as expressly provided in the Merger Agreement,

          (x) other than pursuant to previously existing written plans, written agreements or regular budgets and standard policies, grant any increase in the salary or other compensation or benefits to Sandy's directors, officers or employees or grant any bonus to any employee or enter into any employment agreement, or make any loan to or enter into any material transaction of any other nature with any officer, director or employee of Sandy; provided that Sandy may pay fiscal 1995 bonuses based on earnings before merger-related costs,

          (xi) take any action to institute any new severance or termination pay practices with respect to any directors, officers or employees of Sandy or to increase the benefits payable under its severance or termination pay practices,

          (xii) hire new employees, other than in the ordinary course of business, consistent with past practice,

          (xiii) adopt or amend, in any respect, except as may be required by applicable law or regulation (in which case Sandy will notify ADP Mergerco and ADP of such amendment or adoption and the reasons therefor), any bonus, profit sharing, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund, plan or arrangement for the benefit or welfare of any directors, officers or employees,

          (xiv) except for specified exceptions, make any capital expenditures or capital commitments in amounts greater than $100,000 in the aggregate,

          (xv) make any election for federal income tax purposes,

          (xvi) settle or compromise any litigation involving the payment of, or enter into a settlement agreement to pay over time, an amount in cash, notes or other property in excess of $50,000, or

          (xvii) enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     Conduct of Business by ADP. The Merger Agreement provides that, prior to the Effective Time, unless Sandy shall otherwise agree in writing:

          (i) Neither ADP nor any subsidiary of ADP shall amend its Certificate of Incorporation (or other such governing document) or By-laws in a manner which would materially adversely affect the rights of holders of ADP Common Stock or the ability of ADP to consummate the transactions contemplated by the Merger Agreement in a timely manner,

          (ii) Neither ADP nor any subsidiary of ADP shall make any acquisition or take any other action that individually or in the aggregate would materially adversely affect the ability of ADP or ADP Mergerco to consummate the transactions contemplated by the Merger Agreement in a timely manner,

          (iii) Other than regular quarterly cash dividends which are not in excess of $.25 per share of ADP Common Stock and any stock split effected as a stock dividend, ADP shall not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) in respect of the ADP Common Stock, and

          (iv) ADP shall not agree to do any of the foregoing.

ADDITIONAL AGREEMENTS

     Other Agreements. Subject to the terms and conditions of the Merger Agreement and to the fiduciary duties of the Sandy Board and the Board of Directors of ADP, each of the parties to the Merger Agreement has agreed to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement.

     Notification of Certain Matters. Pursuant to the Merger Agreement, Sandy has agreed to give prompt notice to ADP Mergerco and ADP, and ADP Mergerco and ADP has agreed to give prompt notice to Sandy, of the occurrence of any event which any such party believes would be likely to cause any of its representations or warranties contained in the Merger Agreement to be materially untrue or inaccurate, or any material failure of the notifying party, or such notifying party's officers, directors, employees or agents, materially to comply with or satisfy any covenant, condition or agreement in the Merger Agreement.

     Access to Information. Pursuant to the Merger Agreement, Sandy will, and will cause Sandy's officers, directors, employees and agents, including attorneys and accountants, to afford, from the date of the Merger Agreement to the Effective Time, the officers, employees and agents of ADP Mergerco and ADP complete access at all reasonable times to Sandy's officers, employees, agents, properties, books, records and workpapers, and shall furnish ADP Mergerco and ADP all financial, operating and other data and information as ADP Mergerco and ADP may reasonably request. Pursuant to the Merger Agreement, ADP Mergerco and ADP have agreed to use reasonable efforts not to disrupt Sandy's business.

     Public Announcements. Pursuant to the Merger Agreement, ADP Mergerco, ADP, and Sandy have agreed not to make, issue or release any public announcement or statement concerning, or acknowledgment of the existence of, or reveal the terms, conditions or status of, the transactions contemplated by the Merger Agreement, or any other communication to shareholders or the investing public directly or indirectly without first making a good faith attempt to obtain the other parties' prior approval of, or concurrence in, the contents of such announcement, which approval or concurrence will not be unreasonably withheld or delayed; provided, that nothing in the Merger Agreement will prevent any party from commenting on prior public announcements or from making any announcement, acknowledgment or statement required by law or the rules of any securities exchange on which its stock is listed.

     Pooling Letters. Pursuant to the Merger Agreement, ADP's and ADP Mergerco's obligations to consummate the Merger are conditioned upon, among other things, ADP's receipt of an agreement, in form and substance reasonably satisfactory to it, from each "affiliate" of Sandy within the meaning of such term as used in Rule 145 under the Securities Act (an "Affiliate") to the effect that (i) in accordance with applicable rules with respect to sales of securities by affiliates in pooling-of-interests transactions, no disposition of ADP Common Stock received in the Merger will be made by such Affiliate of Sandy until such time as financial results covering at least 30 days of post-Merger combined operations have been published, and (ii) such Affiliate of Sandy has not theretofore taken (and, if such agreement is delivered prior to the Closing Date, will not take during the remaining period prior thereto) any action (including, without limitation, selling or otherwise disposing of Sandy Common Stock owned by such Affiliate of Sandy) that would prevent the Merger from being accounted for as a pooling of interests.

CONDITIONS TO THE MERGER

     Conditions to ADP Mergerco's and ADP's Obligations. The obligations of ADP Mergerco and ADP to consummate the Merger are subject to the fulfillment of each of the following conditions:

          (i) Representations and Warranties. The representations and warranties of Sandy contained in the Merger Agreement and the information contained in the accompanying schedules shall be true and correct on and as of the Closing Date. Sandy shall have performed in all material respects all obligations and complied in all material respects with all agreements, covenants and conditions required by the Merger Agreement to be performed or complied with by it at or prior to the Closing Date.

          (ii) No Injunctions or Restraints. There shall not be any judgment, decree, injunction, ruling or order of any court, governmental department, commission, agency or instrumentality outstanding against ADP Mergerco, ADP or Sandy which prohibits or materially restricts or delays the consummation of the Merger.

          (iii) Stockholder Approval. The Merger Agreement shall have been approved and adopted by the requisite vote of the holders of the outstanding shares of Sandy Common Stock in accordance with the MBCA and Sandy's Articles of Incorporation and By-laws.

          (iv) Consents Obtained. All authorizations, consents and permits required by Sandy to perform the Merger Agreement shall have been obtained and shall be in form and substance satisfactory to ADP Mergerco and ADP.

          (v) Delivery of Documents. Sandy will have delivered, or will have caused to be delivered, to ADP Mergerco and ADP (a) a copy of the resolutions of the Sandy Board approving the adoption, execution, performance, and delivery of the Merger Agreement and authorizing all necessary or proper action to enable Sandy to comply with the terms thereof, (b) a copy of the resolutions duly adopted by Sandy's shareholders authorizing the adoption, execution, performance, and delivery of the Merger Agreement and approving the Merger in accordance with the MBCA, and
     (c) the opinion of Honigman Miller Schwartz and Cohn, counsel to Sandy, regarding certain matters pertaining to Sandy.

          (vi) Effectiveness of Registration Statement. No stop order suspending the effectiveness of the Registration Statement shall have been issued or proceeding for such purpose instituted or threatened, and ADP shall have received all state blue sky or securities law permits and other authorizations necessary to consummate the Merger.

          (vii) Amendment of Employment and Consulting Agreement. The Employment and Consulting Agreement between Sandy and William H. Sandy, as amended through and including the date of the Merger Agreement, shall be in full force and effect and shall not have been subsequently amended without the prior written consent of ADP.

          (viii) Employment Agreements. Sandy shall have entered into employment agreements, effective as of the Closing Date, in form and substance reasonably satisfactory to ADP, with certain key employees of Sandy to be specified by ADP, and such employees' existing employment agreements with Sandy shall have been terminated as of the Closing Date.

          (ix) Financial Statements. ADP shall have received a complete and correct copy of Sandy's audited financial statements for the one-year period ending August 31, 1995, in the form specified in the Merger Agreement.

          (x) Balance Sheets. ADP shall have receive unaudited consolidated balance sheets and income statements for each complete calendar month from June 30, 1995 through the last full month immediately prior to the Closing Date, in each case certified by Sandy's chief financial officer.

          (xi) Opinion of Counsel. Sandy shall have received the opinion of Honigman Miller Schwartz and Cohn, in form and substance reasonably satisfactory to Sandy and ADP, to the effect that the Merger qualifies for federal income tax purposes as a reorganization within the meaning of
     Section 368 of the Code.

          (xii) Agreement with Affiliates of Sandy. ADP shall have received an agreement, in form and substance reasonably satisfactory to it, from each affiliate of Sandy regarding certain securities law issues and pooling-of-interests stock holding requirements.

          (xiii) Pooling. ADP shall have received notification from Deloitte & Touche LLP, in form and substance reasonably satisfactory to it, that the Merger may properly be accounted for as a pooling of interests.

          (xiv) Credit Agreement. All amounts owing under the Amended and Restated Revolving Credit Agreement dated June 23, 1993, between Sandy and Comerica Bank, as amended, shall have been paid in full, and such credit agreement shall have been terminated by Sandy.

          (xv) Lease Agreement. The Lease shall have been amended on terms mutually satisfactory to ADP and 1500 Limited Partnership and as stated in the Merger Agreement. (This condition has been satisfied as of the date of this Proxy Statement/Prospectus as a result of the Lease amendment described above under "The Merger -- Interests of Certain Persons in the Merger.")

          (xvi) Net Worth of Sandy. ADP shall have received evidence, in form and substance reasonably acceptable to it, that the "Sandy Adjusted Net Worth" as of the "Test Date" (both as defined in Section 5.1(q) of the Merger Agreement) shall be no less than $10,101,187.

     Conditions to Sandy's Obligations. The obligations of Sandy to consummate the Merger is subject to the fulfillment of each of the following conditions:

          (i) Representations and Warranties. The representations and warranties of ADP Mergerco and ADP contained in the Merger Agreement shall be true and correct on and as of the Closing Date. ADP Mergerco and ADP shall have performed in all material respects all obligations and complied in all material respects with all agreements, covenants and conditions required by the Merger Agreement to be performed or complied with by it at or prior to the Closing Date.

          (ii) Delivery of Resolutions. The delivery to Sandy of a copy of the resolutions duly adopted by the Board of Directors of ADP Mergerco or a duly authorized committee thereof approving the execution and delivery of the Merger Agreement and authorizing all necessary or proper action to enable ADP Mergerco to comply with the terms of the Merger Agreement.

          (iii) No Injunctions or Restraints. There shall not be any judgment, decree, injunction, ruling or order of any court, governmental department, commission, agency or instrumentality outstanding against ADP Mergerco, ADP or Sandy which prohibits or materially restricts or delays the consummation of the Merger.

          (iv) Shareholder Approval. The approval by Sandy's shareholders, in accordance with the MBCA and Sandy's Articles of Incorporation and By-laws, of the Merger Agreement and authorizing all necessary or proper action to enable Sandy to comply with the terms thereof.

          (v) Delivery of Merger Consideration. The delivery by ADP of the Merger Consideration to the Exchange Agent for the conversion of Sandy Common Stock as set forth in the Plan of Merger.

          (vi) Opinion of Counsel.  The receipt by Sandy of the opinion of James
     B. Benson, General Counsel of ADP, regarding certain matters pertaining to ADP.

TERMINATION

     Termination Events. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval by the shareholders of Sandy:

          (i) by mutual action of the Board of Directors of each of ADP Mergerco, ADP and Sandy;

          (ii) by the Board of Directors of each of ADP Mergerco, ADP or Sandy if the Merger does not take place on or before January 31, 1996; or

          (iii) by the Sandy Board if Sandy receives a written proposal regarding any proposed (a) merger of Sandy with or into any third party,
     (b) sale of substantially all of the assets of Sandy, (c) sale of more than one percent of the outstanding shares of Sandy Common Stock, or (d) consolidation or other business combination involving Sandy or any division of Sandy (an "Acquisition Transaction") which offers more consideration to the shareholders of Sandy than that offered by ADP and the Sandy Board recommends to the shareholders of Sandy that such shareholders accept and/or approve such Acquisition Transaction.

     Termination Fee. If the Sandy Board terminates the Merger Agreement pursuant to (iii) above, Sandy shall pay to ADP, within one business day after such termination, a fee equal to 4% of the aggregate purchase price which the third party indicated it would pay in connection with the proposed Acquisition Transaction which was the basis for such termination.

AMENDMENT AND WAIVER

     The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto; provided, however, that after approval of the Merger by the shareholders of Sandy, no amendment may be made which decreases the consideration to which the shareholders of Sandy are entitled pursuant to the Merger Agreement or otherwise materially adversely affects the shareholders of Sandy without the further approval of the shareholders of Sandy.

     At any time prior to the Effective Time, whether before or after any meeting of Sandy's shareholders, any party to the Merger Agreement may (a) in the case of ADP Mergerco and ADP, extend the time for the performance of any of the obligations or other acts of Sandy or, subject to the Merger Agreement, waive compliance with any of the agreements of Sandy or with any conditions to the respective obligations of ADP Mergerco or ADP, or (b) in the case of Sandy, acting through its Chairman, extend the time for the performance of any of the obligations or other acts of ADP Mergerco or ADP or, subject to the Merger Agreement, waive compliance with any of the agreements of ADP Mergerco or ADP or with any conditions to its own obligations. Any agreement on the part of a party to the Merger Agreement shall be valid if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

INDEMNIFICATION AND INSURANCE

     Pursuant to the Merger Agreement, for a period of six years after the Closing Date, ADP shall, or shall cause the Surviving Corporation to, indemnify and hold harmless each present and former director or officer of Sandy from and against any and all claims arising out of or in connection with activities in such capacity or on behalf of, or at the request of, Sandy, occurring on or prior to the Closing Date ("Claims"), to the fullest extent permitted under applicable law and, in addition (if not prohibited by applicable law), to the fullest extent provided in the Sandy Articles and the Sandy By-laws in effect at the date of the Merger Agreement.

     Pursuant to the Merger Agreement, after the Effective Time, ADP shall, or shall cause the Surviving Corporation to, maintain Sandy's existing officers' and directors' liability insurance in respect of Claims, or other insurance (including a run-off policy) in respect of Claims, no less favorable in scope and amount of coverage, in full force and effect without reduction of coverage for a period of three years after the Closing Date; provided, however, that ADP will not be required to pay an annual premium therefor in excess of two times the last annual premium paid by Sandy prior to the date of the Merger Agreement, and if ADP is unable to purchase the insurance required by the Merger Agreement, it shall purchase as much comparable insurance as can be obtained for an annual premium equal to such maximum amount.

                            SELECTED FINANCIAL DATA

SANDY

     The table below sets forth selected consolidated financial data of Sandy and should be read in conjunction with the consolidated financial statements and notes thereto that are incorporated by reference into this Proxy
Statement/Prospectus. The selected financial data as of August 31, 1995, 1994, 1993, 1992 and 1991 and for each of the years then ended are derived from Sandy's financial statements for such years.

                                                            YEAR ENDED AUGUST 31
                                           -------------------------------------------------------
                                            1995        1994        1993        1992        1991
                                           -------     -------     -------     -------     -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenue..................................  $50,247     $42,866     $34,975     $37,768     $34,866
Costs and expenses.......................   47,412      40,442      33,153      35,190      33,629
                                           -------     -------     -------     -------     -------
  Operating income.......................    2,835       2,424       1,822       2,578       1,237
Other income (expense), net..............     (407)        141         118          (2)       (387)
                                           -------     -------     -------     -------     -------
  Income before income taxes and
     cumulative effect of change in
     accounting principle................    2,428       2,565       1,940       2,576         850
Income taxes.............................    1,044         890         618         771          63
                                           -------     -------     -------     -------     -------
  Income before cumulative effect of
     change in accounting principle......    1,384       1,675       1,322       1,805         787
  Cumulative effect of the change in
     accounting for income taxes.........       --          --          --         164          --
                                           -------     -------     -------     -------     -------
Net Income...............................  $ 1,384     $ 1,675     $ 1,322     $ 1,969     $   787
                                           =======     =======     =======     =======     =======
Net Income per common share:
  Income before cumulative effect of
     change in accounting principle......  $  0.58     $  0.71     $  0.57     $  0.78     $  0.35
  Cumulative effect of change in
     accounting principle................       --          --          --        0.07          --
                                           -------     -------     -------     -------     -------
Net Income per share*....................  $  0.58     $  0.71     $  0.57     $  0.85     $  0.35
                                           =======     =======     =======     =======     =======
Cash dividends per share.................  $  0.16     $  0.13     $  0.09     $  0.00     $  0.00
                                           =======     =======     =======     =======     =======
BALANCE SHEET DATA:
Working Capital..........................  $11,382     $10,118     $ 9,039     $ 7,740     $ 5,122
Total Assets.............................   22,882      20,342      18,392      15,548      12,746
Deferred income taxes....................     (201)       (298)       (199)        (59)         15
Long-term debt...........................        0           0           0           0          17
Stockholders' equity.....................   12,097      10,965       9,615       8,498       6,419

---------------
* Based on weighted average common and common equivalent shares. See note H of notes to consolidated financial statements, which are incorporated by reference into this Proxy Statement/Prospectus.

ADP

     The table below sets forth selected consolidated financial data of ADP and should be read in conjunction with the consolidated financial statements and notes thereto that are incorporated by reference into this Proxy Statement/Prospectus. The selected financial data as of June 30, 1995, 1994, 1993, 1992 and 1991 and for each of the years then ended are derived from the ADP's financial statements for such years. The references to per share earnings and dividends and other references with respect to ADP Common Stock in the following table do not reflect the increased number of shares of ADP Common Stock that would be outstanding after giving effect to the ADP Stock Split.

                                                           YEAR ENDED JUNE 30
                                   ------------------------------------------------------------------
                                      1995          1994          1993          1992          1991
                                   ----------    ----------    ----------    ----------    ----------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue..........................  $2,893,742    $2,468,966    $2,223,374    $1,940,571    $1,771,751
                                   ----------    ----------    ----------    ----------    ----------
Cost of operations...............   2,335,122     2,001,796     1,816,995     1,586,725     1,463,952
Interest expense.................      24,340        20,840        19,819        12,266         8,169
                                   ----------    ----------    ----------    ----------    ----------
                                    2,359,462     2,022,636     1,836,814     1,598,991     1,472,121
                                   ----------    ----------    ----------    ----------    ----------
Earnings before income taxes and
  cumulative effect of accounting
  changes........................     534,280       446,330       386,560       341,580       299,630
Provision for income taxes.......     139,450       112,210        92,360        85,400        71,940
                                   ----------    ----------    ----------    ----------    ----------
Net earnings before cumulative
  effect of accounting changes...     394,830       334,120       294,200       256,180       227,690
Cumulative effect of accounting
  changes........................          --        (4,800)           --            --            --
                                   ----------    ----------    ----------    ----------    ----------
Net earnings.....................  $  394,830    $  329,320    $  294,200    $  256,180    $  227,690
                                   ----------    ----------    ----------    ----------    ----------
Earnings per share:
  Before cumulative effect of
     accounting changes..........  $     2.77    $     2.37    $     2.08    $     1.84    $     1.63
  Cumulative effect of accounting
     changes.....................          --          (.03)           --            --            --
                                   ----------    ----------    ----------    ----------    ----------
  Net earnings...................  $     2.77    $     2.34    $     2.08    $     1.84    $     1.63
                                   ==========    ==========    ==========    ==========    ==========
Average number of common shares
  outstanding....................     142,556       140,890       141,327       139,045       139,936
                                   ----------    ----------    ----------    ----------    ----------
Cash dividends per share.........  $     .625    $      .54    $     .475    $     .415    $    .3625
                                   ----------    ----------    ----------    ----------    ----------
Return on equity*................        20.9%         21.0%         20.9%         22.1%         21.9%
At year end:
  Cash, cash equivalents and
     marketable securities.......  $1,291,889    $1,062,190    $  886,452    $  741,357    $  432,141
  Working capital................  $  667,920    $  507,243    $  355,047    $  366,752    $  299,488
  Total assets...................  $3,201,096    $2,711,751    $2,439,400    $2,169,300    $1,564,930
  Long-term debt.................  $  390,177    $  372,959    $  347,583    $  333,192    $   49,052
  Shareholders' equity...........  $2,096,615    $1,691,251    $1,494,456    $1,296,728    $1,052,620

---------------
* Before cumulative effect of accounting changes in 1994 (see notes to ADP's consolidated financial statements, which are incorporated by reference into this Proxy Statement/Prospectus).

                          MARKET PRICE PER SHARE DATA

SANDY

     Sandy Common Stock is listed on the American Stock Exchange under the symbol SDY. The following table sets forth (i) the high and low closing prices per share of Sandy Common Stock as reported on the American Stock Exchange and the dividends per share paid on Sandy Common Stock for the quarterly periods presented below, which periods correspond to Sandy's quarterly fiscal periods for financial reporting purposes and (ii) the market value of Sandy Common Stock (on an historical and equivalent basis) on August 21, 1995, the date preceding public announcement of the Merger.

    FISCAL 1994                                                 HIGH      LOW     DIVIDENDS
    -----------                                                 -----    -----    ---------
    1st Quarter............................................... $6 5/8   $4 5/8      $0.03
    2nd Quarter...............................................  7 1/4    5 5/8       0.03
    3rd Quarter...............................................  9 3/8    5 5/8       0.03
    4th Quarter...............................................  8 3/8    5 5/8       0.04

     FISCAL 1995                                                HIGH       LOW      DIVIDENDS
    ------------                                                -----     -----     ---------
    lst Quarter...............................................  $ 8 3/8   $5 7/8      $0.04
    2nd Quarter...............................................    8        5 5/8       0.04
    3rd Quarter...............................................   10        7           0.04
    4th Quarter...............................................   11 7/8    9 3/4       0.04


    FISCAL 1996                                                 HIGH      LOW     DIVIDENDS
    -----------                                                ------    -----    ---------
    1st Quarter..............................................  $12 5/8   $11 1/4       --



                                                               HISTORICAL   EQUIVALENT
                                                               ----------   ----------
    AUGUST 21, 1995..........................................  $10 3/4       $ 11.13


ADP


     ADP Common Stock is listed and traded on the New York Stock Exchange under the symbol AUD. The following table sets forth (i) the high and low sales prices per share of ADP Common Stock as reported on the NYSE Composite Tape, and the dividends per share paid on ADP Common Stock for the quarterly periods presented below, which periods correspond to ADP's quarterly fiscal periods for financial reporting purposes and (ii) the market value of ADP Common Stock (on an historical basis) on August 21, 1995, the date preceding public announcement of the Merger, in each case without giving effect to the ADP Stock Split.


    FISCAL 1994                                                 HIGH      LOW     DIVIDENDS
    -----------                                                 -----    -----    ---------
    1st Quarter...............................................  $52 5/8  $47        $0.13
    2nd Quarter...............................................   56 7/8   49 5/8     0.13
    3rd Quarter...............................................   55 1/2   50 1/4     0.13
    4th Quarter...............................................   55 1/4   47 5/8     0.15

    FISCAL 1995                                                 HIGH      LOW     DIVIDENDS
    -----------                                                 -----    -----    ---------
    lst Quarter...............................................  $56 7/8  $50 3/4   $ 0.15
    2nd Quarter...............................................   59 3/4   52 1/2     0.15
    3rd Quarter...............................................   65 1/2   57 1/2     0.15
    4th Quarter...............................................   66       60 1/2     0.175


    FISCAL 1996                                                 HIGH       LOW     DIVIDENDS
    -----------                                                 -----     -----    ---------
    1st Quarter...............................................  $70 3/4   $61 7/8   $0.175
    2nd Quarter (through November 30).........................   79 5/8    68         --


                                                                HISTORICAL
                                                                ----------
    AUGUST 21, 1995...........................................    $66 5/8

                           COMPARATIVE PER SHARE DATA

SANDY


                                                  AUGUST 31,     AUGUST 31,     AUGUST 31,     AUGUST 31,
                                                     1993           1994           1995           1995
                                                  ----------     ----------     ----------     ----------
SANDY HISTORICAL
  Book value per share as of August 31, 1995....       (a)           (a)          $ 5.20         $ 5.20
  Cash dividends per share for the years ended
     August 31..................................    $  .09          $.13          $  .16         $  .16
  Net earnings per share for the years ended
     August 31..................................    $  .57          $.71          $  .58         $  .58
SANDY EQUIVALENT PROFORMA
  Book value per share as of August 31, 1995....       (a)           (a)          $ 2.44(b)      $ 2.43(c)
  Cash dividends per share for the years ended
     August 31..................................    $ .079(b)       $.09(b)       $ .104(b)      $ .104(c)
  Net earnings per share for the years ended
     August 31..................................    $  .35(b)       $.39(b)       $  .46(b)      $  .42(c)


---------------
(a)  Not required


(b) Gives effect to the proforma combination of ADP and Sandy (combining the June 30 financials of ADP and the August 31 financials of Sandy) expressed in equivalent ADP shares using an assumed exchange ratio of 0.1670771 ADP shares to 1 Sandy share before giving effect to the ADP Stock Split. The assumed exchange ratio is based on the market value of ADP Common Stock on November 30, 1995 (the last business day before the date of this Proxy Statement/Prospectus).



(c) Gives effect to the proforma combination of ADP, Sandy and GSI (combining the June 30 financials of ADP and GSI and the August 31 financials of Sandy expressed in equivalent ADP shares using an assumed exchange ratio of
     0.1670771 ADP shares to 1 Sandy share before giving effect to the ADP Stock Split. The assumed exchange ratio is based on the market value of ADP Common Stock on November 30, 1995 (the last business day before the date of this Proxy Statement/Prospectus).


ADP

     The data in the following table does not reflect the increased number of shares of ADP Common Stock that would be outstanding after giving effect to the ADP Stock Split.

                                                       JUNE 30,     JUNE 30,     JUNE 30,     JUNE 30,
                                                         1993         1994         1995         1995
                                                       --------     --------     --------     --------
ADP HISTORICAL
  Book value per share as of June 30, 1995...........       (a)          (a)     $  14.55     $ 14.53 (c)
  Cash dividends per share for the years ended June
     30..............................................   $ .475       $  .54      $   .625     $   .625(c)
  Net earnings per share for the years ended
     June 30.........................................   $ 2.08       $ 2.34      $   2.77     $  2.52 (c)
ADP PROFORMA
  Book value per share as of June 30, 1995...........       (a)          (a)     $  14.58(b)  $ 14.56 (d)
  Cash dividends per share for the years ended June
     30..............................................   $ .475(b)    $  .54(b)   $   .625(b)  $   .625(d)
  Net earnings per share for the years ended
     June 30.........................................   $ 2.08(b)    $ 2.34(b)   $   2.77(b)  $  2.52 (d)

---------------
(a)  Not required.

(b) Gives effect to the proforma combination of ADP and Sandy (combining the June 30 financials of ADP and the August 31 financials of Sandy).


(c) Gives effect to the proforma combination of ADP and GSI. Book value, cash dividends and net earnings per share would be $7.26, $.3125 and $1.26, respectively, after giving effect to the ADP Stock Split.



(d) Gives effect to the proforma combination of ADP, Sandy and GSI. Book value, cash dividends, and net earnings per share would be $7.28, $.3125 and $1.26, respectively, after giving effect to the ADP Stock Split.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of Sandy Common Stock (i) by each person who is known by Sandy to own beneficially more than 5% of the outstanding Shares of Sandy Common Stock, (ii) by each of Sandy's Directors, (iii) by each of the executive officers of Sandy named as such in Sandy's Annual Report on Form 10-K for the fiscal year ended August 31, 1995, and (iv) by all of Sandy's executive officers and directors, as a group.

                                                         NUMBER OF SHARES OF            PERCENTAGE OF
                                                      COMMON STOCK BENEFICIALLY       SHARES OUTSTANDING
                      NAME OF                                OWNED AS OF              AS OF NOVEMBER 20,
                 BENEFICIAL OWNER                        NOVEMBER 20, 1995(1)              1995(1)
                ------------------                   ----------------------------     ------------------
Richard J. Burstein................................               2,000(2)                      *
Steven A. Cohen....................................             225,800(6)                    9.7%
George J. Forrest..................................              57,500(2)(3)                 2.5%
David A. Gugala....................................               1,000                         *
Raymond A. Ketchledge..............................              83,891(4)                    3.6%
Alan V. Kidd.......................................              60,000                       2.6%
Jay W. Lorsch......................................               2,710(2)                      *
Alan M. Sandy......................................              65,300                       2.8%
Lewis G. Sandy.....................................              44,600                       1.9%
William H. Sandy...................................             450,522(5)                   19.4%
John T. Sheehy.....................................              21,500(2)                      *
Frederic H. Strickland.............................                   0                        --
Richard T. White...................................                   0                        --

---------------
 *  Less than 1%.

(1) "Beneficial Ownership" is deemed to include shares for which an individual, directly or indirectly, has or shares voting or investment power, or both.

(2) Includes 2,000 shares that the individual would have the right to acquire within 60 days of November 20, 1995 pursuant to stock options exercisable within such period.

(3) Includes 55,500 shares held by George J. Forrest as trustee for the benefit of George J. Forrest under a trust agreement dated April 28, 1978. Does not include 129,900 shares beneficially owned by adult children of Mr. Forrest.

(4) Includes 30,000 shares that Mr. Ketchledge would have the right to acquire within 60 days of November 20, 1995 pursuant to stock option exercisable by him within such period.

(5) Includes 430,422 shares held by William H. Sandy under a trust agreement dated November 25, 1978; 12,300 shares owned outright by William H. Sandy; and 7,800 shares owned by Marjorie M. Sandy (Mr. Sandy's wife). Mr. William
    H. Sandy's address is 1500 W. Big Beaver Road, Troy, Michigan 48084.

(6) Includes 155,800 shares owned directly by Mr. Cohen and 70,000 shares owned by S.A.C. Capital Management, L.P., a limited partnership in which Mr. Cohen is a general partner. Mr. Cohen's address is 520 Madison Avenue, 7th Floor, New York, NY 10022. This information is taken from Schedule 13D, as filed with the Securities and Exchange Commission, Washington, D.C., on April 11, 1995.

     All directors and officers as a group beneficially owned 789,023 shares (33.5%) of Common Stock as of November 20, 1995, including 38,000 shares subject to stock options which may be exercised within 60 days of November 20, 1995.

                        COMPARISON OF STOCKHOLDER RIGHTS

     At the Effective Time, the shareholders of Sandy will become stockholders of ADP. As shareholders of Sandy, their rights are currently governed by Michigan law and by the Sandy Articles and the Sandy By-laws. As stockholders of ADP, their rights will be governed by Delaware law and by the Amended and Restated Certificate of Incorporation of ADP (the "ADP Certificate") and the By-laws of ADP (the "ADP By-laws"). The following discussion summarizes the material differences between the rights of holders of Sandy Common Stock and holders of ADP Common Stock and certain of the differences between the Sandy Articles and the ADP Certificate and between the Sandy By-laws and the ADP By-laws. This summary does not purport to be complete and is qualified in its entirety by reference to the Sandy Articles and Sandy By-laws, the ADP Certificate and ADP By-laws and the relevant provisions of Michigan and Delaware law.

SPECIAL MEETING OF SHAREHOLDERS

     Michigan law provides that special meetings of shareholders may be called by the board or by officers, directors or shareholders as provided in a corporation's by-laws. In addition, a special meeting may be called by a court on application of the holders of not less than 10% of the shares entitled to vote at a meeting. The Sandy By-laws provide that special meetings of the shareholders may be called by the Chairman of the Board, by the President, by a majority of the Board of Directors or at the request in writing of the holders of not less than ten percent of all shares entitled to vote at a meeting. Delaware law provides that special meetings of stockholders may be called only by the directors or by any other person as may be authorized by the corporation's certificate of incorporation or by-laws. The ADP By-laws provide that special meetings may be called by the President or the Secretary upon requisition in writing from two directors, or holders of one-third of the issued and outstanding shares of ADP Common Stock, or by resolution of the Board of Directors.

INSPECTION RIGHTS

     Inspection rights under Michigan and Delaware law are substantially similar. In both states, stockholders, upon the demonstration of a proper purpose, have the right to inspect a corporation's stock ledger, stockholder list and other books and records.

ACTION BY CONSENT OF SHAREHOLDERS

     Under Michigan law, the articles of incorporation may provide that any action to be taken by the shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present. The Sandy Articles do not provide otherwise, except that any action taken by written consent of the shareholders will not be effective unless the proposed action is approved by the Board of Directors before the consent of shareholders is executed. Delaware law similarly allows action without a stockholders' meeting absent a provision to the contrary in the certificate of incorporation. The ADP Certificate does not provide otherwise.

CUMULATIVE VOTING

     Under Michigan and Delaware law, a corporation may provide in its charter for cumulative voting by stockholders in elections of directors (i.e., each stockholder casts as many votes for directors as he or she has shares of stock multiplied by the number of directors to be elected). The Sandy Articles do not provide for cumulative voting. The ADP Certificate does not provide for cumulative voting.

DIVIDENDS AND REPURCHASE OF STOCK

     Under Michigan law, subject to restriction by the articles of incorporation, a corporation may pay dividends to its shareholders unless after such a distribution the corporation would not be able to pay its debts as they became due in the usual course of business, or the corporation's total assets would be less than the sum of total liabilities plus the amount that would be needed to satisfy the dissolution rights of shareholders whose preferential rights are superior to those receiving the distribution. The Sandy Articles do not provide for dividend restrictions beyond those imposed by Michigan law. Under Delaware law, a corporation generally is permitted to declare and pay dividends out of surplus or out of net profits for the current and/or preceding fiscal year, provided that such dividends will not reduce capital below the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

     Also, under Delaware law, a corporation may generally redeem or repurchase shares of its stock if such redemption or repurchase will not impair the capital of the corporation. Under Michigan law, a corporation may acquire its own shares subject to restrictions imposed by its articles of incorporation. The Sandy Articles do not impose any such restrictions.

CLASSIFICATION OF THE BOARD OF DIRECTORS

     Michigan and Delaware law permit (but do not require) classification of a corporation's board of directors into one, two or three classes. The Sandy Articles do not provide for the creation of more than one class of director. The ADP Certificate also does not provide for the creation of more than one class of director.

REMOVAL OF DIRECTORS

     Under Michigan and Delaware law, unless the charter provides otherwise, stockholders may generally remove directors with or without cause by a majority vote. In Delaware, however, stockholders may remove members of classified boards only for cause unless the certificate of incorporation provides otherwise. The Sandy Articles do not provide otherwise. The ADP By-laws provide for removal of directors at any time, with or without cause, by the vote of the holders of a majority of the shares of ADP Common Stock.

VACANCIES ON THE BOARD OF DIRECTORS

     Under both Michigan and Delaware law, unless otherwise provided in the charter or by-laws, vacancies on the board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by the remaining directors or by the shareholders. The Sandy Articles and the Sandy By-laws do not provide otherwise. The ADP By-laws provide that any vacancy may be filled by the majority vote of the remaining directors at any regular or special meeting of the Board of Directors, or by the stockholders at the next annual or at any special meeting called for such purpose.

EXCULPATION OF DIRECTORS

     Michigan and Delaware law have substantially similar provisions relating to exculpation of directors. Each state's law permits, and the ADP Certificate and the Sandy Articles provide that no director shall be personally liable to the corporation or any of their respective stockholders for monetary damages for breaches of fiduciary duty except where such exculpation is expressly prohibited. Both Michigan and Delaware law prohibit exculpation (i) for a breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (iii) for unlawful payments of dividends or (iv) for any transaction from which the director derived an improper personal benefit. Michigan also prohibits exculpation (x) for unlawful loans to the directors, officers or employees of the corporation or its subsidiary and (y) for unlawful distributions to shareholders during or after dissolution of the corporation without paying or providing as required for the debts, obligations and liabilities of the corporation. Delaware also prohibits exculpation for unlawful redemptions of capital stock.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

     Both Michigan and Delaware law generally permit indemnification of directors and officers for expenses incurred by them by reason of their position with the corporation, if the director or officer has acted in good faith with the reasonable belief that his conduct was in the best interest of the corporation and not unlawful. However, Delaware law, unlike Michigan law, does not permit a corporation to indemnify persons against judgments in actions brought by or in the right of the corporation unless the Delaware Court of Chancery approves the indemnification. The Sandy By-laws provide that its officers, directors, employees and agents shall be indemnified to the fullest extent authorized or permitted by the MBCA. The ADP Certificate provides that its officers and directors shall be indemnified to the full extent permitted under Delaware Law.

INTERESTED DIRECTOR TRANSACTION

     Michigan and Delaware have substantially similar laws with regard to interested director transactions. Both states provide that no transaction between a corporation and one or more of its directors or officers or an entity in which one or more of its directors or officers are directors or officers or have a financial interest shall be void or voidable solely for that reason, or solely because the director or officer is present at, participates in or votes at the meeting of the board of directors or committee which authorizes the transaction. In order that such a transaction not be found void or voidable, it must, after disclosure of material facts, be approved by the disinterested directors, a committee of disinterested directors or the stockholders, or the transaction must be fair as to the corporation.

SALE, LEASE OR EXCHANGE OF ASSETS AND MERGERS

     Michigan law requires approval of a merger by the holders of a majority of the outstanding shares of the corporation entitled to vote on the plan of merger, and, if a class or series is entitled to vote on the plan as a class, a majority of these shareholders as well. For a sale, lease or exchange of all or substantially all of a corporation's property in the usual and regular course of its business, Michigan law does not require shareholder approval. However, where such a sale, lease or exchange is not in the usual and regular course of business Michigan law requires approval by holders of a majority of the outstanding shares of the corporation entitled to vote. The Sandy Articles do not provide otherwise.

     Delaware law requires the approval of the directors and the vote of holders of a majority of the outstanding stock entitled to vote thereon for the sale, lease or exchange of all or substantially all of a corporation's property and assets or a merger or consolidation of the corporation into any other corporation, although the certificate of incorporation may require a higher stockholder vote. The ADP Certificate does not require a higher vote.

AMENDMENTS TO CHARTER

     Under both Michigan and Delaware law, charter amendments require the approval of the holders of a majority of the outstanding stock and a majority of each class of stock outstanding and entitled to vote thereon as a class, unless the certificate of incorporation requires a greater proportion. The Sandy Articles do not require a greater proportion. The ADP certificate does not require a greater proportion.

AMENDMENTS TO BY-LAWS

     Under Michigan law, the board or the shareholders may amend a corporation's by-laws, unless the articles of incorporation reserve this power exclusively to the shareholders. The Sandy Articles do not reserve this power exclusively to the shareholders. Delaware law provides that stockholders may amend a corporation's by-laws and, if provided in its charter, the board of directors also has the power. The ADP Certificate confers amending power on the Board of Directors subject to further amendment by the stockholders.

APPRAISAL RIGHTS

     The rights of dissenting stockholders to obtain the fair value of their shares (so-called "appraisal rights") are similarly limited under Michigan and Delaware law. Michigan law allows appraisal rights by statute for a statutory merger, a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business and for some amendments to the articles of incorporation. However, Michigan law, similar to Delaware law, does not allow appraisal rights where the corporation's shares are listed on a national securities exchange or held of record by not less than 2,000 persons; nor are appraisal rights available in a transaction where shareholders receive cash or shares that satisfy this standard. Given that the Sandy Common Stock is listed on a national securities exchange, and that the ADP Common Stock that

Sandy shareholders are to receive in this Merger is listed on a national securities exchange as well, no appraisal rights are available to Sandy shareholders under Michigan law.

     Under Delaware law, appraisal rights may be available in connection with a statutory merger or consolidation in certain specific situations. Appraisal rights are not available under Delaware law when a corporation is to be the surviving corporation and no vote of its stockholders is required to approve the merger. In addition, unless otherwise provided in the charter, no appraisal rights are available under Delaware law to holders of shares of any class of stock which is either: (a) listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or (b) held of record by more than 2,000 stockholders, unless such stockholders are required by the terms of the merger to accept anything other than: (i) shares of stock of the surviving corporation; (ii) shares of stock of another corporation which are or will be so listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares of such stock; or
(iv) any combination thereof. Appraisal rights are not available under Delaware law in the event of sale, lease or exchange of all or substantially all of a corporation's assets or the adoption of an amendment to its certificate of incorporation, unless such rights are granted in the corporation's certificate of incorporation. The ADP Certificate does not grant such rights. No appraisal rights are available to ADP stockholders pursuant to this Merger.

"ANTI-TAKEOVER" STATUTES

     Business Combination Statute. Chapters 7A and 7B of the MBCA restrict the ability of certain persons to acquire control of a Michigan corporation. In general, under Chapter 7A, "business combinations" (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an "interested shareholder" (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation's outstanding shares) can be consummated only if approved by at least 90% of the votes of each class of the corporation's shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or such shareholder's affiliates, unless five years have elapsed after the person involved became an "interested shareholder" and unless certain price and other conditions are satisfied. The board of directors may exempt "business combinations" with a particular "interested shareholder" by resolution adopted prior to the time the "interested shareholder" attained that status. ADP is not an "interested shareholder" as defined in Chapter 7A and therefore this provision does not apply to the transactions contemplated by the Merger.

     Delaware's business combination statute provides that, if a person acquires 15% or more of the stock of a Delaware corporation without the approval of the board of directors of that corporation (an "interested stockholder") he may not engage in certain transactions with the corporation for a period of three years. The Delaware statute includes certain exceptions to this prohibition; for example, if the board of directors approves the acquisition of stock or the transaction prior to the time that the person became an interested stockholder, or if the interested stockholder acquires 85% of the voting stock of the corporation (excluding voting stock owned by directors who are also officers and certain employee stock plans) in one transaction, or if the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

     Control Share Acquisition. Under Chapter 7B of the MBCA, an entity that acquires "Control Shares" of a corporation may vote the Control Shares on any matter only if a majority of all shares, and of all non "Interested Shares," of each class of shares entitled to vote as a class, approve such voting rights. Interested Shares are shares owned by officers of a corporation, employee-directors of a corporation and the entity making the Control Share Acquisition. Control Shares are shares that, when added to shares already owned by an entity, would give the entity voting power in the election of directors over any of three thresholds: one-fifth, one-third and a majority. The effect of the statute is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested shareholders. Chapter 7B provides that the acquisition of any shares of an issuing public corporation does not constitute a control share acquisition if the issuing public corporation is a party to an agreement of merger. Chapter 7B therefore does not apply to the transactions contemplated by the Merger.

     Delaware does not have a control share statute.

                                 OTHER MATTERS

     It is not expected that any matters other than those described in this Proxy Statement/Prospectus will be brought before the Sandy Special Meeting. If any other matters are presented, however, it is the intention of the persons named in the Sandy proxy to vote the proxy in accordance with the discretion of the persons named in such proxy.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the securities offered hereby will be passed upon for ADP by James B. Benson, Esq., Corporate Vice President and General Counsel of ADP. As of the date hereof, Mr. Benson beneficially owns 15,881 shares of ADP Common Stock. Certain legal matters in connection with the Merger will be passed upon for Sandy by Honigman Miller Schwartz and Cohn, Detroit, Michigan. Partners of Honigman Miller Schwartz and Cohn beneficially own an aggregate of 42,061 shares of Sandy Common Stock.

                                    EXPERTS

     The financial statements and the related financial statement schedule incorporated in this Proxy Statement/Prospectus by reference from the ADP Annual Report on Form 10-K for the fiscal year ended June 30, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements and the related financial statement schedule incorporated in this Proxy Statement/Prospectus by reference from the Sandy Annual Report on Form 10-K for the fiscal year ended August 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     Representatives of Deloitte & Touche LLP expect to be present at the Sandy Special Meeting, and, while they do not plan to make a statement at the Sandy Special Meeting, such representatives will be available to respond to appropriate questions from shareholders in attendance.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                              ADP MERGERCO, INC.,
                             A MICHIGAN CORPORATION

                                      AND

                        AUTOMATIC DATA PROCESSING, INC.,
                             A DELAWARE CORPORATION

                                      AND

                               SANDY CORPORATION,
                             A MICHIGAN CORPORATION

                                  DATED AS OF
                                AUGUST 22, 1995

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
ARTICLE 1
THE MERGER..............................................................................    1
1.1    The Merger.......................................................................    1
1.2    Effect on Outstanding Shares of Sandy Common Stock; ADP Mergerco Common Stock....    2
1.3    Exchange Ratio...................................................................    2
1.4    Rights of Holders of Sandy Common Stock; ADP Common Stock........................    2
1.5    No Fractional Shares.............................................................    3
1.6    Procedure for Exchange of Stock..................................................    3
1.7    Stock Options....................................................................    4

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF ADP MERGERCO AND ADP..................................    5
2.1    Due Organization.................................................................    5
2.2    Due Authorization................................................................    5
2.3    Assets and Liabilities...........................................................    5
2.4    Compliance with Laws.............................................................    6
2.5    Claims and Proceedings...........................................................    6
2.6    Financial Statements and Reports.................................................    6
2.7    Capitalization...................................................................    7
2.8    ADP Common Stock.................................................................    7
2.9    Options..........................................................................    7
2.10   Additional Rights................................................................    7
2.11   Dividends and Stock Purchases....................................................    7
2.12   Shareholder Notice...............................................................    7
2.13   Brokers and Finders..............................................................    7
2.14   Reorganization...................................................................    7

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SANDY.................................................    8
3.1    Due Organization.................................................................    8
3.2    Due Authorization................................................................    8
3.3    No Consents......................................................................    8
3.4    Assets and Liabilities...........................................................    8
3.5    Properties.......................................................................    8
3.6    Licenses and Permits.............................................................    9
3.7    Intellectual Rights..............................................................    9
3.8    Compliance with Laws.............................................................    9
3.9    Employee Plans...................................................................    9
3.10   Contracts and Agreements.........................................................   11
3.11   Claims and Proceedings...........................................................   11
3.12   Insurance........................................................................   11
3.13   Financial Statements and Reports.................................................   11
3.14   Taxes............................................................................   12
3.15   Business Relations...............................................................   12
3.16   Brokers and Finders..............................................................   13
3.17   Notes and Accounts Receivable....................................................   13

                                                                                          PAGE
                                                                                          ----
3.18   Information Furnished to ADP.....................................................   13
3.19   Capitalization...................................................................   13
3.20   Options..........................................................................   13
3.21   Sandy Dividends and Stock Purchases..............................................   13
3.22   Subsidiaries.....................................................................   13
3.23   Customers........................................................................   13
3.24   Submission to Vote...............................................................   14
3.25   Information to be Provided.......................................................   14
3.26   Shareholder Vote.................................................................   14
3.27   Labor Matters....................................................................   14
3.28   Ordinary Course..................................................................   14
3.29   Chapter 7A and Chapter 7B of MBCA................................................   14
3.30   Pooling of Interests.............................................................   14
3.31   Fixed Assets; Sufficiency of Assets..............................................   14
3.32   Leased Properties................................................................   14
3.33   Licensed Properties..............................................................   14
3.34   Loan Agreements, Debt Instruments and Guarantees.................................   15
3.35   Employees; Employment Practices; Compensation and Vacations......................   15
3.36   Capital Expenditures.............................................................   15
3.37   Bank Accounts and Safe Deposit Boxes; Powers of Attorney.........................   15
3.38   Casualty Losses..................................................................   15
3.39   Transactions with Affiliates.....................................................   15
3.40   Reorganization...................................................................   15

ARTICLE 4
ADDITIONAL COVENANTS AND AGREEMENTS.....................................................   16
4.1    Conduct of Sandy's Business......................................................   16
4.2    Conduct of Business by ADP.......................................................   17
4.3    Shareholder Approval.............................................................   17
4.4    Other Agreements.................................................................   18
4.5    Notification of Certain Matters..................................................   18
4.6    Access to Information............................................................   18
4.7    Public Announcements.............................................................   18

ARTICLE 5
CLOSING.................................................................................   19
5.1    Conditions to ADP Mergerco's and ADP's Obligations...............................   19
5.2    Conditions to Sandy's Obligations................................................   22
5.3    Closing and Effective Time.......................................................   23

ARTICLE 6
TERMINATION AND ABANDONMENT.............................................................   24
6.1    Termination and Abandonment......................................................   24
6.2    Effect of Termination............................................................   24

                                                                                          PAGE
                                                                                          ----
ARTICLE 7
MISCELLANEOUS...........................................................................   24
7.1    Entire Agreement.................................................................   24
7.2    Amendment........................................................................   24
7.3    Waiver...........................................................................   24
7.4    Intentionally Left Blank.........................................................   24
7.5    Successors and Assigns...........................................................   24
7.6    Fees and Expenses................................................................   24
7.7    Severability.....................................................................   25
7.8    Waiver...........................................................................   25
7.9    Notices..........................................................................   25
7.10   Non-Survival of Representations, Warranties, and Covenants.......................   26
7.11   Fiduciary Duties.................................................................   26
7.12   Indemnification and Insurance....................................................   26
7.13   Knowledge........................................................................   27
7.14   Governing Law....................................................................   27
7.15   Headings.........................................................................   27
7.16   Sections; Exhibits...............................................................   27
7.17   Number and Gender of Words.......................................................   27
7.18   Counterparts.....................................................................   27
7.19   Definitions......................................................................   27

EXHIBIT A -- Plan of Merger

                                   SCHEDULES

SCHEDULE 3.3   -- Consents
SCHEDULE 3.6   -- Licenses
SCHEDULE 3.7   -- Intellectual Rights
SCHEDULE 3.9   -- Employee Plans
SCHEDULE 3.10  -- Contracts and Agreements
SCHEDULE 3.11  -- Sandy Claims and Proceedings
SCHEDULE 3.12  -- Insurance
SCHEDULE 3.13  -- Acquisition Expenses
SCHEDULE 3.14  -- Taxes
SCHEDULE 3.15  -- Business Relations
SCHEDULE 3.17  -- Notes and Accounts Receivables
SCHEDULE 3.20  -- Options
SCHEDULE 3.21  -- Sandy Dividends and Stock Purchases
SCHEDULE 3.22  -- Subsidiaries
SCHEDULE 3.23  -- Customers
SCHEDULE 3.32  -- Leased Properties
SCHEDULE 3.33  -- Licensed Properties
SCHEDULE 3.34  -- Debt Instruments
SCHEDULE 3.35  -- Employees
SCHEDULE 3.36  -- Capital Expenditures
SCHEDULE 3.37  -- Bank Accounts

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger (this "Agreement") is made and entered into as of August 22, 1995, by and among ADP Mergerco, Inc., a Michigan corporation ("ADP Mergerco"), Automatic Data Processing, Inc., a Delaware corporation and owner of all of the outstanding capital stock of ADP Mergerco ("ADP") and Sandy Corporation, a Michigan corporation ("Sandy").

                                R E C I T A L S

     WHEREAS, the respective boards of directors of ADP Mergerco and Sandy have approved the merger of ADP Mergerco with and into Sandy (the "Merger") under the Michigan Business Corporation Act (the "MBCA") in accordance with the provisions of this Agreement and the Plan of Merger (the "Plan") in substantially the form attached hereto as Exhibit A.

     NOW, THEREFORE, in consideration of the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and in order to set forth the terms and conditions of the Merger and the mode of carrying the Merger into effect, the parties agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     1.1 The Merger.

     (a) Upon the terms and subject to the conditions set forth in this Agreement and the Plan, and in accordance with the MBCA, at the Effective Time (such term and all other capitalized terms used herein having the respective meanings set forth in Section 7.19 hereof), ADP Mergerco will be merged with and into Sandy. As a result of the Merger, the separate corporate existence of ADP Mergerco will cease and Sandy shall continue as the surviving corporation of the Merger (the "Surviving Corporation") under its present corporate name.

     (b) On the Closing Date, or as soon thereafter as practicable, the parties will execute and file with the Department of Commerce of the State of Michigan, a Certificate of Merger in accordance with the MBCA. The Merger will become effective upon the filing of such Certificate of Merger in accordance with Sections 131 and 707 of the MBCA (the "Effective Time"). At the Effective Time, ADP Mergerco will be merged with and into Sandy.

     (c) The Articles of Incorporation and Bylaws of ADP Mergerco in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions therein and as provided by the MBCA. The initial directors of the Surviving Corporation shall be the directors of ADP Mergerco immediately prior the Effective Time, in each case until their successors are elected and qualified, and the initial officers of the Surviving Corporation shall be the officers of ADP Mergerco immediately prior to the Effective Time, in each case until their successors are duly elected and qualified.

     (d) The parties will structure the Merger so that it will be accounted for by ADP and Sandy as a pooling of interests in accordance with generally accepted accounting principles ("GAAP") and applicable rules and regulations of the Securities and Exchange Commission (the "SEC"). Subject to the terms and conditions hereof, each party will use its best efforts and will take all actions and do all things necessary or appropriate to obtain such accounting treatment.

     (e) The parties intend to structure the Merger so that it will be treated for federal income tax purposes as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code and, subject to the terms and conditions hereof, each party will take all reasonable actions to obtain such tax treatment.

     1.2 Effect on Outstanding Shares of Sandy Common Stock; ADP Mergerco Common Stock.

     To effectuate the Merger, and subject to the terms and conditions of this Agreement and the Plan, at the Effective Time:

     (a) each share of Sandy common stock, par value $.01 per share (the "Sandy Common Stock"), which is issued and outstanding immediately prior to the Effective Time shall be converted into and exchangeable for shares of common stock, par value $.10 per share, of ADP ("ADP Common Stock") at the Exchange Ratio and ADP shall issue to holders of Sandy Common Stock shares of ADP Common Stock based on the Exchange Ratio in exchange for the outstanding shares of Sandy Common Stock, and pay cash in lieu of any fractional share as provided in
Section 1.5 hereof;

     (b) each share of Sandy Common Stock held as treasury stock of Sandy immediately prior to the Effective Time shall be canceled, retired and cease to exist, and no exchange or payment shall be made in respect thereof; and

     (c) each share of common stock, par value $.01 per share, of ADP Mergerco which is issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     1.3 Exchange Ratio.

     (a) If the Average ADP Stock Price is equal to or greater than $58.764 and less than or equal to $71.823, then the Exchange Ratio shall be (rounded to the seventh decimal place) (i) $12.00, divided by (ii) the Average ADP Common Stock Price (the "Exchange Ratio"). The "Average ADP Common Stock Price" means the average of the daily closing sales prices of ADP Common Stock as reported on the New York Stock Exchange ("NYSE") (as reported by The Wall Street Journal or, if not reported thereby, as reported by another authoritative source as mutually agreed by ADP and Sandy) for the 10 consecutive full trading days ending on the Determination Date. The "Determination Date" shall mean the third business day immediately prior to the later of (i) the date (as originally scheduled in the notice mailed to Sandy's shareholders, and without giving effect to any adjournments or postponements) of the Sandy meeting of shareholders to obtain the shareholder approval referred to in Section 4.3 hereof and (ii) the date on which the last regulatory approval required to consummate the Merger has been obtained and all statutory or regulatory waiting periods in respect thereof have expired or been terminated.

     (b) If the Average ADP Stock Price is less than $58.764, then the Exchange Ratio shall be 0.2042054.

     (c) If the Average ADP Stock Price is greater than $71.823, then the Exchange Ratio shall be 0.1670771.

     (d) If, from and including the date hereof through the Effective Time, shares of ADP Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, then the computation of the Average ADP Common Stock Price shall be appropriately and proportionately adjusted.

     1.4 Rights of Holders of Sandy Common Stock; ADP Common Stock.

     (a) At and after the Effective Time and until surrendered for exchange, each outstanding stock certificate which immediately prior to the Effective Time represented shares of Sandy Common Stock shall be deemed for all purposes, except as contemplated by Section 1.6(c), to evidence ownership of and to represent the number of whole shares of ADP Common Stock into which such shares of Sandy Common Stock shall have been converted, and the record holder of such outstanding certificate shall, after the Effective Time, be entitled to vote the shares of ADP Common Stock into which such shares of Sandy Common Stock shall have been converted on any matters on which the holders of record of ADP Common Stock, as of any date subsequent to the Effective Time, shall be entitled to vote. In any matters relating to such certificates theretofore evidencing shares of outstanding Sandy Common Stock, ADP may rely conclusively upon the record of shareholders maintained by Sandy containing the names and addresses of the holders of record of Sandy Common Stock immediately prior to the Effective Time.

     (b) At and after the Effective Time, ADP shall reserve a sufficient number of authorized but non-outstanding shares of ADP Common Stock for issuance or exchange in connection with the conversion of Sandy Common Stock into ADP Common Stock.

     1.5 No Fractional Shares. No fractional shares of ADP Common Stock, and no certificates representing such fractional shares, shall be issued upon the surrender for exchange of certificates representing Sandy Common Stock. In lieu of any fractional share, ADP shall pay to each holder of Sandy Common Stock who otherwise would be entitled to receive a fractional share of ADP Common Stock an amount of cash (without interest) determined by multiplying (a) the Average ADP Common Stock Price times (b) the fractional share interest to which such holder would otherwise be entitled.

     1.6 Procedure for Exchange of Stock.

     (a) After the Effective Time, holders of certificates theretofore evidencing outstanding shares of Sandy Common Stock, upon surrender of such certificates to Chemical-Mellon Shareholder Services, as exchange agent (in such capacity, the "Exchange Agent"), shall be entitled to receive, (i) certificates representing the number of whole shares of ADP Common Stock into which shares of Sandy Common Stock theretofore represented by the certificates so surrendered shall have been converted as provided in Section 1.2(a) hereof and (ii) cash payments in lieu of fractional shares, if any, as provided in Section 1.5 hereof. As soon as practicable after the Effective Time, ADP shall cause the Exchange Agent to mail appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Sandy Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) to each holder of Sandy Common Stock of record as of the Effective Time advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent outstanding certificates formerly evidencing Sandy Common Stock in exchange for new certificates for ADP Common Stock and cash in lieu of fractional shares. ADP shall not be obligated to deliver or cause the Exchange Agent to deliver the consideration to which any former holder of shares of Sandy Common Stock is entitled as a result of the Merger until such holder surrenders the certificate or certificates representing such shares for exchange as provided in such transmittal materials and this Section 1.6(a). Upon surrender to the Exchange Agent of a certificate formerly representing shares of Sandy Common Stock, together with duly executed transmittal materials, ADP shall promptly (i) issue or cause to be issued to the persons entitled thereto a certificate representing the number of whole shares of ADP Common Stock that such persons are entitled to receive pursuant to Section 1.2 hereof and (ii) distribute or cause to be distributed to the persons entitled thereto cash in lieu of fractional shares in the amount determined pursuant to Section 1.5 hereof. Upon surrender, each certificate theretofore evidencing Sandy Common Stock shall be cancelled. If any certificate evidencing shares of ADP Common Stock is to be issued to a person other than the person in whose name the certificate surrendered is registered, it shall be a condition to the issuance of ADP Common Stock that the certificate so surrendered shall be properly endorsed or be otherwise in proper form for transfer and that the person requesting such exchange shall pay all transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered (or establish to the satisfaction of ADP that such tax has been paid or is not applicable).

     (b) At or promptly after the Effective Time, ADP shall deposit with the Exchange Agent, for exchange in accordance with this Section 1.6, certificates representing the shares of ADP Common Stock and cash in lieu of fractional shares (such certificates and cash are hereinafter referred to as the "Exchange Fund") to be issued or paid by ADP pursuant to this Article 1 in connection with the Merger. After the Effective Time, ADP shall, on each payment or distribution date, tender to the Exchange Agent as an addition to the Exchange Fund all dividends and other distributions applicable to certificates held in the Exchange Fund.

     (c) Until outstanding certificates formerly representing Sandy Common Stock are surrendered as provided in Section 1.6(a) hereof, no dividend or distribution payable to holders of record of ADP Common Stock shall be paid to any holder of such outstanding certificates, but upon surrender of such outstanding certificates by such holder there shall be paid to such holder out of the Exchange Fund the amount of any dividends or distributions (without interest) theretofore payable with respect to such whole shares of ADP Common Stock, but not paid to such holder, and which dividends or distributions had a record date occurring subsequent to the Effective Time.

     (d) After the Effective Time, there shall be no further registration of transfers on the records of Sandy of outstanding certificates formerly representing shares of Sandy Common Stock, and if a certificate formerly representing such shares is presented to Sandy or ADP, it shall be forwarded to the Exchange Agent for cancellation and exchange for certificates representing shares of ADP Common Stock as herein provided.

     (e) All shares of ADP Common Stock and cash for any fractional shares issued and paid upon the surrender for exchange of certificates theretofore evidencing shares of Sandy Common Stock in accordance with the above terms and conditions shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the underlying shares of Sandy Common Stock.

     (f) Any portion of the Exchange Fund (including the proceeds of any investments thereof or any ADP Common Stock) that remains unclaimed by the holders of Sandy Common Stock for 12 months after the Effective Time shall be returned or repaid to ADP. Any holders of certificates theretofore evidencing shares of Sandy Common Stock who have not theretofore complied with this Section
1.6 shall thereafter look only to ADP for payment of their shares of ADP Common Stock, cash in lieu of fractional shares and any unpaid dividends and distributions on the ADP Common Stock deliverable in respect of each share of Sandy Common Stock that such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. If outstanding certificates for shares of Sandy Common Stock are not surrendered or the payment for them not claimed prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent not prohibited by abandoned property and any other applicable law, become the property of ADP (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, none of ADP, the Exchange Agent or any other person shall be liable to any former holder of Sandy Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (g) In the event any certificate for Sandy Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof, such shares of ADP Common Stock and cash for fractional shares, if any, as may be required pursuant to this Agreement, provided, however, that ADP, in its discretion and as a condition precedent to the issuance and payment thereof, may require the holder of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against ADP, Sandy, the Exchange Agent or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.

     1.7 Stock Options.

     (a) All stock options outstanding at the Effective Time (i) under Sandy's 1985 Performance Incentive Plan, 1989 Performance Incentive Plan or Director Stock Option Plan or (ii) pursuant to the nonqualified stock option agreement dated August 8, 1988 between Sandy and Raymond Ketchledge or the amended nonqualified stock option agreement dated September 1, 1992 between Sandy and Raymond Ketchledge (collectively, the "Sandy Options") shall, by virtue of the Merger and without any action on the part of the holders of such options, be converted into and become options to purchase shares of ADP Common Stock ("Substitute Options") as follows:

          (i) each Substitute Option will cover the number of shares of ADP Common Stock (rounded down to the nearest whole share) which the holder of the Sandy Option being replaced would have been entitled to receive in the Merger had such holder exercised, immediately prior to the Effective Time, the Sandy Option which the Substitute Option is replacing;

          (ii) each Substitute Option will be exercisable for a purchase price per share (rounded down to the nearest cent) determined by dividing (x) the purchase price per share of Sandy Common Stock payable upon exercise of the Sandy Option which the Substitute Option replaced, multiplied by the number of shares of Sandy Common Stock covered by the Sandy Option, by (y) the number of shares of ADP shares of Sandy Common Stock covered by the Substitute Option, as determined in accordance with clause (i) above; and

          (iii) each Substitute Option will be exercisable, over each time period during which the Sandy Option it replaced would have been exercisable (taking into account any acceleration in vesting brought about by the Merger), with respect to that number of shares of ADP Common Stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of Sandy Common Stock with respect to which the Sandy Option would have been exercisable during that time period by (y) a fraction, the numerator of which is the total number of shares of ADP Common Stock covered by the Substitute Option and the denominator of which is the total number of shares of Sandy Common Stock covered by the replaced Sandy Option.

     (b) Subject to the foregoing requirements, the terms of each Substitute Option will be substantially equivalent to the terms of the Sandy Option that it replaces.

                                   ARTICLE 2

             REPRESENTATIONS AND WARRANTIES OF ADP MERGERCO AND ADP

     ADP Mergerco and ADP hereby jointly and severally represent and warrant to Sandy as follows (with the understanding that Sandy is relying materially on each representation and warranty in entering into and performing this Agreement):

     2.1 Due Organization. ADP Mergerco and ADP are corporations validly existing and in good standing under the laws of the State of Michigan and the State of Delaware, respectively, and have full power and authority and are entitled to own or lease their properties and to carry on their business as, and in the places where, such properties are owned or leased and such business is conducted.

     2.2 Due Authorization. ADP Mergerco and ADP have full power and authority to enter into and perform their obligations under this Agreement and each agreement, instrument and document required to be executed by ADP Mergerco or ADP in accordance with this Agreement. The execution, delivery, and performance by ADP Mergerco and ADP of this Agreement and the agreements, documents, and instruments required to be executed and delivered by ADP Mergerco and ADP in accordance with this Agreement (i) have been duly authorized by the Boards of Directors of ADP Mergerco and ADP, respectively, and (ii) do not require the consent of the shareholders of ADP. This Agreement has been and the agreements, documents, and instruments required to be executed and delivered by ADP Mergerco and ADP in accordance with this Agreement on the Closing Date will have been duly and validly executed and delivered by ADP Mergerco and ADP and constitute, or will constitute, valid and binding obligations of ADP Mergerco and ADP, enforceable against ADP Mergerco and ADP in accordance with their respective terms, except that (i) such validity, binding effect and enforceability may be subject to applicable bankruptcy, insolvency, fraudulent transfer, or other laws, now or hereafter in effect, affecting creditors' rights generally, and
(ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses (including commercial reasonableness, good faith, and fair dealing) and to the discretion of the court before which any proceeding therefor may be brought. None of the execution, delivery or performance of this Agreement or any other agreement, instrument, or document to be executed by ADP Mergerco or ADP in accordance with this Agreement will (a) violate any foreign, federal, state, county, or local law, rule, or regulation or any order, writ, injunction, or decree of any court, agency or governmental body applicable to ADP Mergerco or ADP or their properties, (b) violate or conflict with, or permit the cancellation of, any agreement to which ADP Mergerco or ADP is a party, or by which either of them or any of their properties are bound, or result in the creation of any lien, security interest, charge, or encumbrance upon any of such properties, or (c) violate or conflict with any provision of the Certificate of Incorporation or the Bylaws of either ADP Mergerco or ADP.

     2.3 Assets and Liabilities. ADP has good and marketable title to, or a valid leasehold or other possessory interest in, the properties and assets (the "Assets") owned or used by it, located on its premises, or shown on the ADP Financial Statements or acquired after March 31, 1995, except for properties and assets disposed of in the ordinary course of business, consistent with past practice, since March 31, 1995. ADP does not have any obligations or liabilities, absolute or contingent, including without limitation, mortgages, liens, pledges, charges, encumbrances or other third party security interests ("Liabilities"), except for those Liabilities which have been (i) reflected and appropriately reserved against in accordance with GAAP consistently applied in the ADP Financial Statements or (ii) incurred in the ordinary course of business, consistent with past practice, after March 31, 1995.

     2.4 Compliance with Laws. To ADP's knowledge, ADP and its use and occupancy of its Assets and properties, wherever located, have complied, and are complying, with all foreign, federal, state, county, and local laws, regulations, and orders that are applicable to ADP's business, and ADP has filed with the proper authorities all statements and reports required by the laws, regulations, and orders to which it or its properties or operations are subject, except where such noncompliance or failure to file, individually and/or in the aggregate, would not have a MAE. When used with respect to ADP or Sandy, "MAE" means any material adverse effect on the financial condition, assets, liabilities, results of operations or business of ADP and its subsidiaries or Sandy and its subsidiary, as the case may be, in each case taken as a whole. No claim has been made by any governmental authority (and, to the best of ADP's knowledge, no such claim is anticipated) to the effect that the business conducted by ADP fails to comply with any law, rule, regulation, or ordinance, except for any such noncompliance which would not have a MAE. Without limiting the foregoing, ADP has complied with all judicial and governmental requirements relating to pollution and environmental control and regulation and employee health and safety including, but not limited to, laws, rules, regulations, ordinances, and orders related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling, presence, emission, discharge, release, or threatened release into or on the air, land, surface, water, groundwater, personal property, or structures, wherever located, of any contaminants, hazardous materials, hazardous or toxic substances, or wastes as defined under any federal, state, or local laws, regulations, or ordinances, except for any such noncompliance which would not have a MAE.

     2.5 Claims and Proceedings. There are no claims, actions, suits, proceedings, or investigations pending or, to the best of ADP Mergerco's and ADP's knowledge, threatened against or affecting ADP Mergerco or ADP or any of their Assets, at law or in equity, or before or by any court, municipal, or other governmental department, commission, board, agency, or instrumentality, except (a) those claims, actions, suits, proceedings or investigations which, if concluded in a manner adverse to ADP or ADP Mergerco, would not have a MAE or
(b) as set forth in any of the ADP SEC Filings or the ADP Financial Statements. No inquiry, action, or proceeding has been instituted or, to the best of ADP Mergerco's and ADP's knowledge, threatened to restrain or prohibit the carrying out of the transactions contemplated by this Agreement or to challenge the validity of any part of such transactions or seeking damages on account thereof.

     2.6 Financial Statements and Reports. ADP has previously furnished Sandy with true and correct copies (with exhibits) of (a) its Annual Report on Form 10-K for the fiscal year ended June 30, 1994, as filed with the SEC; (b) its Quarterly Reports on Form 10-Q for the three, six and nine months ended September 30, 1994, December 31, 1994 and March 31, 1995, as filed with the SEC;
(c) the definitive proxy statements relating to all meetings of its shareholders during the three years preceding the date of this Agreement; and (d) all other reports and registration statements filed by ADP with the SEC since June 30, 1992 (collectively, the "ADP SEC Filings"). As of their respective dates, the ADP SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except any such statement or omission therein which has been corrected or otherwise disclosed or updated in a subsequent filing with the SEC. Since June 30, 1991, ADP has filed with the SEC all reports and registration statements and all other filings required to be filed with the SEC under the rules and regulations of the SEC. ADP has also delivered to Sandy a complete and correct copy of ADP's audited financial statements for the three year period ended June 30, 1994, audited by Deloitte & Touche, LLP, certified public accountants, and ADP's unaudited balance sheets, statements of cash flows, and earnings statements at and for the three-month, six-month and nine-month periods ended September 30, 1994, December 31, 1994 and March 31, 1995 (which unaudited balance sheets, statements of cash flows, and earnings statements may be subject to normal recurring year-end and audit adjustments, which, in the aggregate are not reasonably expected to be material) (the "ADP Financial Statements"). The ADP Financial Statements have been prepared in accordance with GAAP applied on a consistent basis with prior periods and each of the ADP Financial Statements fairly presents in all material respects the financial position, results of operations, or changes in financial position, as the case may be, of ADP as of the indicated date or for the indicated period. Since June 30, 1994, there has been no material adverse change in the financial condition, assets, liabilities, results of operations or business of ADP and its subsidiaries taken as a whole.

     2.7 Capitalization. The authorized capital stock of ADP consists of (i) 500,000,000 shares of ADP Common Stock, of which 143,826,080 shares were issued and outstanding as of July 31, 1995 and (ii) 300,000 shares of preferred stock, par value $1.00 per share, of which no shares are issued and outstanding as of the date hereof. All issued and outstanding shares of ADP Common Stock were validly issued and are fully paid and non-assessable and free of preemptive rights, and 13,291,336 shares were held by ADP in its treasury as of July 31, 1995.

     2.8 ADP Common Stock. The shares of ADP Common Stock to be delivered in connection with the Merger (i) have been duly authorized and when delivered pursuant to this Agreement, will be validly issued, fully paid and non-assessable, and (ii) will be covered by an effective registration statement on Form S-4, pursuant to which the issuance of such shares of ADP Common Stock to Sandy's shareholders will be registered.

     2.9 Options. Except (i) as disclosed in the ADP SEC Filings, (ii) for stock options granted after March 31, 1995 in the ordinary course of business pursuant to ADP's stock option plans, and (iii) for commitments to issue an immaterial number of shares of ADP Common Stock in connection with acquisitions completed prior to the date hereof, there are no outstanding options, rights (including stock appreciation and similar rights), warrants, calls or commitments (including, without limitation, any statutory or other legal commitments) relating to ADP's capital stock or obligating ADP to issue or dispose of any shares of its capital stock.

     2.10 Additional Rights. Except as contemplated hereby, the consummation of the Merger will not obligate ADP to issue any additional equity interest in ADP, to declare any dividend or make any distributions of any property or assets, or to redeem, purchase, acquire, or offer to acquire any shares of capital stock of ADP in accordance with the Certificate of Incorporation of ADP or any contract or agreement to which ADP is a party.

     2.11 Dividends and Stock Purchases. Except (i) as disclosed in the ADP SEC Filings, (ii) for regular quarterly dividends and (iii) for repurchases of shares pursuant to ADP's Board of Directors' approved repurchase program, from March 1, 1994 through the date of this Agreement, ADP has not declared, set aside or made payment of any dividend or distribution of assets to the holders of ADP Common Stock, nor has it repurchased any shares of ADP Common Stock.

     2.12 Shareholder Notice. The Registration Statement will not, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except that no representation is made by ADP with respect to information supplied by Sandy or any Affiliate thereof which relates to Sandy or any Affiliate or associate of Sandy.

     2.13 Brokers and Finders. ADP has not caused any liability to be incurred to any finder, broker, or sales agent in connection with the execution, delivery, or performance of, or the transactions contemplated by, this Agreement.

     2.14 Reorganization. It is the present intention of ADP to continue at least one significant historic business line of Sandy after the Merger, or to use at least a significant portion of Sandy's historic business assets in a business after the Merger, in each case within the meaning of Treas. Reg sec. 1.368-1(d).

                                   ARTICLE 3

                    REPRESENTATIONS AND WARRANTIES OF SANDY

     Sandy hereby represents and warrants to ADP Mergerco and ADP as follows (with the understanding that ADP Mergerco and ADP are relying materially on each such representation and warranty in entering into and performing this Agreement) (for purposes of this Article 3, the term "Sandy" shall mean Sandy Corporation and its subsidiary):

     3.1 Due Organization. Sandy is a corporation validly existing and in good standing under the laws of the State of Michigan, and has full power and authority to own or lease its properties and to carry on its business as, and in the places where, such properties are owned or leased and such business is now conducted. Sandy is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a MAE. Sandy has previously delivered to ADP true and correct copies of Sandy's Articles of Incorporation and Bylaws as in effect on the date hereof.

     3.2 Due Authorization. Sandy has full power and authority to enter into and perform its obligations under this Agreement and each agreement, instrument, and document required to be executed by Sandy in accordance with this Agreement, subject to approval of its shareholders. This Agreement has been, and the agreements, documents and instruments required to be executed and delivered by Sandy in accordance with this Agreement on the Closing Date will have been, duly and validly authorized, executed and delivered by Sandy, and constitute, or will constitute, valid and binding obligations of Sandy, enforceable against Sandy in accordance with their respective terms, except that (i) such validity, binding effect and enforceability may be subject to applicable bankruptcy, insolvency, fraudulent transfer, or other laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses (including commercial reasonableness, good faith, and fair dealing) and to the discretion of the court before which any proceeding therefor may be brought. None of the execution, delivery, or performance of this Agreement or any other agreement, instrument, or document to be executed by Sandy in accordance with this Agreement will, (a) violate any foreign, federal, state, county, or local law, rule, or regulation or any order, writ, injunction, or decree of any court, agency or governmental body applicable to Sandy or any of their properties, (b) violate or conflict with, or permit the cancellation of, any agreement to which Sandy is a party, or by which it or any of its properties are bound, or result in the creation of any lien, security interest, charge, or encumbrance upon any of such properties, or (c) violate or conflict with any provision of the Articles of Incorporation or the Bylaws of Sandy.

     3.3 No Consents. Except as described on Schedule 3.3 and except for (a) the approval of the transaction by Sandy's shareholders under the provisions of the MBCA, (b) filings made pursuant to the Exchange Act and the rules and regulations promulgated thereunder, (c) the filing of premerger notification, and the expiration or early termination of the waiting period required under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR") and (d) the filing of a Certificate of Merger with the Department of Commerce of the State of Michigan, no consent or approval of any governmental agency and no material consent or approval of any third party is required in order for Sandy to enter into and perform this Agreement or any agreement, instrument, or document executed or to be executed by Sandy in accordance with this Agreement.

     3.4 Assets and Liabilities. Sandy has good and marketable title to, or a valid leasehold or other possessory interest in, the Assets owned or used by it, located on its premises, or shown on the Sandy Financial Statements or acquired after May 31, 1995, except for properties and assets disposed of in the ordinary course of business, consistent with past practice, since May 31, 1995. Sandy does not have any Liabilities, except for those Liabilities which have been (i) reflected and appropriately reserved against in accordance with GAAP consistently applied in the Financial Statements or (ii) incurred in the ordinary course of business, consistent with past practice, after May 31, 1995.

     3.5 Properties. The operation of the properties and business of Sandy in the manner in which they are now operated does not violate any zoning ordinances, municipal regulations, or other rules, regulations, or

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

laws, except for violations which would not have a MAE. No covenants, easements, rights-of-way, or regulations impair in any material respect the use of Sandy's Assets for the purposes for which they are now operated. There are no pending or, to the best of Sandy's knowledge, threatened condemnation or similar proceedings or assessments affecting its Assets.

     3.6 Licenses and Permits. Sandy has obtained all licenses, permits and other authorizations, and has taken all actions, necessary to comply in all material respects with applicable laws or governmental regulations in connection with its business as now conducted. Schedule 3.6 lists all foreign, federal, state, county, and local governmental licenses, authorizations, accreditations, certificates, permits, and orders held or applied for by Sandy which are material to the conduct of the business of Sandy, taken as a whole. Sandy has complied, and is complying, in all material respects with the terms and conditions of all such licenses, authorizations, accreditations, certificates, permits, and orders, and no material violation of any such licenses, authorizations, accreditations, certificates, permits, or orders, or the laws or rules governing the issuance or continued validity thereof, has occurred. No claim has been made by any governmental authority (and, to the best knowledge of Sandy, no such claim is anticipated) to the effect that any license, authorization, accreditation, certificate, permit, or order in addition to those listed on Schedule 3.6 is necessary with respect to the business conducted by Sandy.

     3.7 Intellectual Rights. Schedule 3.7 lists all trademarks and service marks (registered or unregistered), trade names, patents and copyrights and applications therefor, and other intellectual property owned or used by or registered in the name of Sandy or in which Sandy has any right, license, or interest which are material to the business conducted by Sandy. Except for the documents listed on Schedule 3.7, Sandy is not a party to any license agreements, either as licensor or licensee, with respect to any trademarks, service marks, trade names, patents or copyrights or applications therefor, trade secrets, know-how, processes or other intellectual property which are material to the business conducted by Sandy. Sandy has good and marketable title to or the right to use such assets and all inventions, processes, designs, formulae, trade secrets, and know-how necessary for the conduct of Sandy's business, without the payment of any royalty or similar payment. To the best of Sandy's knowledge, Sandy is not infringing any patent, trademark, service mark, trade name, copyright, trade secret, know-how, process or other intellectual property rights of others and there are no infringements by others of any such rights owned by or licensed to Sandy. No patents, trademarks and service marks, trade names, copyrights, trade secrets, know-how, processes or other intellectual property rights or interest therein or license thereof, other than those set forth in Section 3.7, are necessary for the conduct of Sandy's business as now conducted.

     3.8 Compliance with Laws. To Sandy's knowledge, subject to the matters discussed in Section 3.14 hereof, Sandy and its use and occupancy of its Assets and properties, wherever located, have complied, and are complying, with all foreign, federal, state, county, and local laws, regulations, and orders that are applicable to its business and has filed with the proper authorities all statements and reports required by the laws, regulations, and orders to which it or its properties or operations are subject, except where such noncompliance or failure to file, individually and/or in the aggregate, would not have a MAE. No claim has been made by any governmental authority (and, to the best of Sandy's knowledge, no such claim is anticipated) to the effect that the business conducted by Sandy fails to comply with any law, rule, regulation, or ordinance, except for any such noncompliance which would not have a MAE. Without limiting the foregoing, Sandy has complied with all judicial and governmental requirements relating to pollution and environmental control and regulation and employee health and safety including, but not limited to, laws, rules, regulations, ordinances, and orders related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling, presence, emission, discharge, release, or threatened release into or on the air, land, surface, water, groundwater, personal property, or structures, wherever located, of any contaminants, hazardous materials, hazardous or toxic substances, or wastes as defined under any federal, state, or local laws, regulations, or ordinances, except for any such noncompliance which would not have a MAE.

     3.9 Employee Plans.

     (a) Sandy does not maintain or have any actual or potential liability or obligation with respect to any employee benefit, policy, arrangement or agreement (including without limitation, any savings, retirement,

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

fringe benefit, stock option, bonus, incentive compensation, deferred compensation, excess, supplemental executive compensation, employee stock purchase, vacation, sickness or disability, severance or separation, restricted stock plan, policy or arrangement) or employment or consulting contracts or agreements (including without limitation, any "employee benefit plan," as defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), whether or not subject to ERISA, whether written or oral ("Employee Plans"), other than those set forth on Schedule 3.9(a). With respect to each Employee Plan, Sandy has heretofore delivered to ADP true and complete copies of the following documents, where applicable: (i) the text of the Employee Plan (including any amendments thereto) and of any trust or insurance contract maintained in connection therewith, (ii) the three most recent annual reports (IRS Form 5500 series), together with required schedules filed with the IRS and any financial statements or opinions required under ERISA, (iii) the most recent summary plan description and all modifications, and (iv) the most recent determination letter issued by the Internal Revenue Service ("IRS").

     (b) Neither Sandy nor any corporation or other trade or business which is or has been under common control with Sandy (as determined under Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended (the "Code")) has ever maintained, contributed to or incurred any obligation or liability with respect to (i) any "multiemployer plan", as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code (either as an employer or a joint employer) or (ii) any other plan covered by Title IV of ERISA or subject to the requirements of Section 412 of the Code and Sandy has no actual or contingent liability under Title IV of ERISA or Section 412 of the Code to any person or entity, including the Pension Benefit Guaranty Corporation, the IRS, any such plan or the participants (or their beneficiaries) in any such plan and there is no basis for any such liability as the result of or after the consummation of the transactions contemplated by this Agreement.

     (c) Each Employee Plan that is intended to be qualified under Section 401 of the Code is, to Sandy's best knowledge, so qualified and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is exempt from tax pursuant to Section 501 of the Code and all contributions made thereto have been deductible by Sandy. A favorable determination letter has been issued by the IRS with respect to each such plan and trust, which letter includes a determination with respect to the qualification of the plan under the Tax Reform Act of 1986 and subsequent tax legislation (or if such letter has not yet been received, an application has been made to the IRS for such determination within the remedial amendment period so that such letter will have retroactive effect to the effective date of such legislation) and there are no facts and nothing has occurred that would adversely affect the qualification of such plan.

     (d) No Employee Plan is a "voluntary employees' beneficiary association" within the meaning of Section 501(c)(9) of the Code and there have been no other "welfare benefit funds" within the meaning of Section 419 of the Code relating to Employees. Except as set forth on Schedule 3.9(d), no Employee Plan provides health, dental, life insurance or other welfare benefits (whether on an insured or self-insured basis) to Employees after their retirement or other termination of employment from Sandy (other than continuation coverage required under Section 601 through 609 of ERISA and Section 4980B of the Code which may be purchased at the sole expense of the Employee).

     (e) To Sandy's best knowledge, each Employee Plan has, in all material respects, been maintained and administered in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including, but not limited to, ERISA and the Code, which are applicable to such plan and there is no audit, investigation, dispute, arbitration, claim, suit, or grievance, pending or threatened, involving an Employee Plan (other than routine claims for benefits), and, to the best knowledge of Sandy, there is no basis for such a claim. To Sandy's best knowledge, there have been no "prohibited transactions" (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Employee Plan.

     (f) All contributions have been, or prior to the Effective Time will be, made under, and all obligations to Employees (including vacation entitlements) have been, or prior to the Effective Time will be, satisfied with respect to, each Employee Plan for all periods up to the Effective Time, except as shown in the Financial

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

Statements. Except as disclosed in Schedule 3.9(f), the costs of all Employee Plans are fully accrued and reflected in the Financial Statements.

     (g) Except as otherwise indicated on Schedule 3.9(g), none of the Employee Plans provides for the payment of separation, severance, termination or similar-type benefits to any person or the acceleration of any rights to benefits under any Employee Plan or obligates Sandy to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or as a result of a "change in control" (within the meaning of such term under Section 280G of the Code).

     3.10 Contracts and Agreements. Schedule 3.10A sets forth a complete and accurate list of all written or oral contracts, commitments, leases, and other agreements, to which Sandy is a party or by which it or its properties or assets may be bound which (a) relate to the leasing of real property, (b) provide for payments in any one year in excess of $100,000 or (c) are otherwise material to the operation of Sandy's business. Sandy has afforded to ADP and its officers, attorneys, and other representatives the opportunity to review complete and correct copies of all such contracts, commitments, leases, and other agreements to which Sandy is a party or by which Sandy or its properties are bound. Sandy is not and, to the best of Sandy's knowledge, no other party thereto is, in default (and no event has occurred which, with the passage of time or the giving of notice, or both, would constitute a default) under any contract, commitment, lease, or other agreement to which Sandy is a party or by which it or its properties or assets may be bound, and Sandy has not waived any material right under any such contract, commitment, lease, or other agreement. Sandy has not received any notice of default or termination under any such contract, commitment, lease, or other agreement, and Sandy has not assigned or otherwise transferred any rights under any such contract, commitment, lease, or other agreement. As of July 31, 1995, there were no written or oral contracts, commitments, or other agreements pursuant to which or in connection with which Sandy has accepted payment of more than $50,000 for services or goods yet to be performed or provided by Sandy to a third party other than those set forth in
Schedule 3.10B (including a list of such contracts, commitments or agreements).

     3.11 Claims and Proceedings. There are no claims, actions, suits, proceedings, or investigations pending against or affecting Sandy or any of its Assets or against or affecting any Employee Plans or any fiduciary for or assets of any such plans, at law or in equity, or before or by any court, municipal, or other governmental department, commission, board, agency, or instrumentality, nor is there any reasonable basis for any such claims, suits, proceeding or investigations, except as set forth in Schedule 3.11 and except for claims, actions, suits, proceedings or investigations which (i) are filed or instituted after the date hereof and (ii) seek damages or other amounts (including costs and expenses) in an amount less than $50,000, individually, or $100,000, in the aggregate. No inquiry, action, or proceeding has been instituted to restrain or prohibit the carrying out of the transactions contemplated by this Agreement or to challenge the validity of any part of such transactions or seeking damages on account thereof, nor is there any reasonable basis for any such inquiry, action or proceeding.

     3.12 Insurance. Schedule 3.12 lists all policies of insurance, other than title insurance policies, held by or on behalf of Sandy and each outstanding claim thereunder in excess of $10,000. All policies of insurance set forth on
Schedule 3.12 are in full force and effect, and no notice of cancellation has been received or, to Sandy's knowledge, has been sent by the insurance carrier thereof. In the reasonable judgment of Sandy's management, the policies are in amounts which are adequate in relation to the business and properties of Sandy (but in any event in amounts not less than the amounts generally purchased by other similar businesses), and all premiums to date have been paid in full.

     3.13 Financial Statements and Reports. Sandy has previously furnished ADP with true and correct copies (with exhibits) of (a) its Annual Report on Form 10-K for the fiscal year ended August 31, 1994, as filed with the SEC; (b) its Quarterly Reports on Form 10-Q for the three months ended November 30, 1994, February 28, 1995 and May 31, 1995, as filed with the SEC; (c) all of its Current Reports on Form 8-K filed with the SEC subsequent to August 31, 1994;
(d) the definitive proxy statements relating to all meetings of its shareholders during the three years preceding the date of this Agreement; and (e) all other reports and registration statements filed by Sandy with the SEC since August 31, 1992 (collectively, the "Sandy SEC Filings"). As of their respective dates, the Sandy SEC Filings did not contain any untrue statement of a

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

material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except any such statement or omission therein which has been corrected or otherwise disclosed or updated in a subsequent filing with the SEC. Since August 31, 1991, Sandy has filed with the SEC all reports and registration statements and all other filings required to be filed with the SEC under the rules and regulations of the SEC. Sandy has also delivered to ADP a complete and correct copy of Sandy's audited financial statements for the three year period ended August 31, 1994, audited by Deloitte & Touche, LLP, certified public accountants, and Sandy's unaudited balance sheet, statement of cash flows, and income statement at and for the nine-month period ended May 31, 1995 (which unaudited balance sheet, statement of cash flows, and income statement may be subject to normal recurring year-end and audit adjustments, which, in the aggregate are not reasonably expected to be material) (the "Sandy Financial Statements"). The Sandy Financial Statements have been prepared in accordance with GAAP applied on a consistent basis with prior periods and each of the Sandy Financial Statements fairly presents in all material respects the financial position, results of operations, or changes in financial position, as the case may be, of Sandy as of the indicated date or for the indicated period. Since August 31, 1994, except for expenses incurred in connection with the transactions contemplated by this Agreement and in connection with the consideration of a transaction with Westcott Communications, Inc. ("Westcott"), there has been no material adverse change in the financial position, assets, liabilities, results of operations or business of Sandy and its subsidiaries taken as a whole. A true and complete list of all expenses heretofore incurred and hereafter expected to be incurred by Sandy in connection with the transactions contemplated hereby and in connection with the consideration of a transaction with Westcott is contained in Schedule 3.13.

     3.14 Taxes. Except as set forth on Schedule 3.14A, all federal, foreign, state, county, and local tax (including, without limitation, income, gross receipts, excise, property, franchise, license, sales, use, withholding, estimated, occupancy, capital, profits, employment, unemployment compensation, payroll related, import duties and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest, and penalties with respect thereto, and including expenses associated with contesting any proposed adjustment related to any of the foregoing (collectively, "Taxes" or, individually, a "Tax") returns, reports, and declarations of estimated tax (collectively, "Returns" or, individually a "Return") which were required to be filed by Sandy on or before the date hereof have been filed within the time and in the manner provided by law, and all such Returns are true and correct and accurately reflect, in all material respects, the Tax liabilities of Sandy. All Returns required to be filed by Sandy after the date hereof and on or before the Effective Time shall be prepared and timely filed, in a manner consistent with prior years and applicable laws and regulations. All Taxes required to be paid on or before the date hereof have been timely paid or adequately accrued in the Financial Statements. Any Taxes required to be paid after the date hereof and on or before the Effective Time shall be timely paid. Schedule 3.14B lists all of the jurisdictions in which Sandy has filed Returns during the 1994, 1993 and 1992 calendar years. Sandy has provided to ADP true and complete copies of all such Returns. Except as set forth on Schedule 3.14C, Sandy has not executed any presently effective waiver or extension of any statute of limitations against assessments and collections of Taxes. There are no current, pending or, to the best of Sandy's knowledge, threatened, claims, assessments, notices, proposals to assess, deficiencies, or audits (collectively, "Sandy Tax Actions") with respect to any Taxes owed or allegedly owed by Sandy which remain unpaid and for which, in the reasonable judgment of Sandy's management, adequate provision has not been made in the Financial Statements. Except as set forth on Schedule 3.14D, to the best of Sandy's knowledge, there is no basis for any Sandy Tax Actions. There are no tax liens on any of the assets of Sandy except for liens for current taxes not yet due and payable. Except as set forth on Schedule 3.14D, proper and accurate amounts (other than immaterial amounts) have been withheld and remitted by Sandy from and in respect of its Employees for all periods in full and complete compliance in all material respects with the tax withholding provisions of all applicable laws and regulations. Sandy is, and since 1986 has been, a C corporation as defined in Section 1361 of the Code. Sandy has not agreed to nor is Sandy required to make any adjustments under
Section 481(a) of the Code by reason of change in accounting method or otherwise. Sandy has not been nor is a party to any tax sharing agreement.

     3.15 Business Relations. Except as set forth on Schedule 3.15, to the knowledge of Sandy, since August 31, 1994, Sandy has not received notice that any customer, client, or supplier of Sandy will cease or otherwise refuse to do business with Sandy in the same manner as such business had been previously conducted with Sandy.

     3.16 Brokers and Finders. Sandy has not caused any liability to be incurred to any finder, broker, or sales agent in connection with the execution, delivery, or performance of, or the transactions contemplated by, this Agreement, except for fees not to exceed $500,000 paid or to be paid to its financial advisor, Bear, Stearns & Co., Inc. ("Bear, Stearns"), for which Sandy will be responsible. Sandy has heretofore delivered to ADP a true and complete copy of the agreement(s) pursuant to which Bear, Stearns has provided and will provide service to Sandy in connection with the transactions contemplated by this Agreement.

     3.17 Notes and Accounts Receivable. Schedule 3.17 lists all of the notes and accounts receivable of Sandy at May 31, 1995. Except as listed on Schedule 3.17, (a) all of the notes and accounts receivable are free and clear of any security interests, liens, encumbrances, or other charges and are, in the reasonable judgment of Sandy's management, adequately reserved for on Sandy's balance sheet as of May 31, 1995; (b) to the best of Sandy's knowledge, none of the notes or accounts receivable is subject to any offset or claims of offset, other than normal credits and returns in the ordinary course of business; and
(c) none of the obligors on the notes or accounts receivable has given notice that they will or may refuse to pay the full amount thereof or any portion thereof. This Section 3.17 does not constitute a warranty by Sandy that any of the notes or accounts receivable will be collected by Sandy following the transactions contemplated hereby.

     3.18 Information Furnished to ADP. Sandy has made available to ADP and its officers, attorneys, accountants, and representatives true and correct copies of all agreements, documents, and other items listed on the schedules to this Agreement and all books and records of Sandy. The books and records of Sandy accurately reflect in all material respects the transactions to which Sandy is a party or by which its properties are subject or bound.

     3.19 Capitalization. The authorized capital stock of Sandy consists of 8,000,000 shares of Sandy Common Stock and 2,000,000 shares of preferred stock, $.01 par value per share, of which 2,326,783 shares of Sandy Common Stock and no shares of preferred stock are issued and outstanding as of the date hereof. Each share of Sandy Common Stock is entitled to one vote for purposes of approving the Merger. All issued and outstanding shares of Sandy Common Stock were validly issued and are fully paid and nonassessable and free of preemptive rights, and no shares are held by Sandy in its treasury. 146,000 shares of Sandy Common Stock, and no shares of preferred stock, are reserved for issuance upon the exercise of outstanding Sandy Options as of the date hereof.

     3.20 Options. Except as set forth on Schedule 3.20, (a) there are no outstanding options, rights (including stock appreciation and similar rights), warrants, calls, commitments (including, without limitation, any statutory or other legal commitments) or written agreements relating to Sandy's capital stock or obligating Sandy to issue or dispose of any shares of its capital stock.

     3.21 Sandy Dividends and Stock Purchases. Except as set forth on Schedule 3.21, since March 31, 1994, Sandy has not declared, set aside or made payment of any dividend or distribution of assets to the holders of Sandy Common Stock, nor has it repurchased any shares of Sandy Common Stock.

     3.22 Subsidiaries. Sandy has no direct or indirect subsidiaries and no stock or other equity or ownership interests (whether controlling or not) in any corporation, association, partnership, joint venture, or other entity, other than as set forth in Schedule 3.22. Sandy Corporation of Canada is an inactive corporation which has no material assets and conducts no business.

     3.23 Customers. Schedule 3.23 accurately sets forth as of June 30, 1995 the name of each existing customer of Sandy, which, in the past 12 months, purchased more than $50,000 of goods or services from Sandy, and a list of any written agreement between Sandy and such customer, if the agreement is effective and obligates Sandy to future performance over more than 6 months or for more than $25,000 in the next three months relating to the customer.

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

     3.24 Submission to Vote. Based in part on the financial analysis performed by its financial advisors, the Board of Directors of Sandy has adopted a resolution recommending that the Merger and the other transactions contemplated herein be submitted to and approved by Sandy's shareholders.

     3.25 Information to be Provided. None of the information supplied by Sandy for inclusion in the Registration Statement will, at the time the Registration Statement is filed with the SEC or the Merger Proxy Statement is mailed to Sandy shareholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

     3.26 Shareholder Vote. The affirmative vote of the holders of a majority of the outstanding shares of Sandy Common Stock is the only vote of the holders of any class or series of stock of Sandy necessary to approve the Merger.

     3.27 Labor Matters. Sandy is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Sandy. At no time since July 1, 1993 has Sandy been involved in any labor discussions with any unit or group seeking to become a bargaining unit for any of its employees. There are no material controversies, strikes, work stoppages or disputes pending or threatened between Sandy and any of the employees or former employees of Sandy ("Employees").

     3.28 Ordinary Course. Since August 31, 1994, Sandy has conducted its business only in the ordinary course, consistent with its past practice, except
(a) as expressly permitted by this Agreement or in connection with the transactions contemplated by this Agreement, (b) as set forth in any of the Sandy SEC Filings or any of the Sandy Financial Statements, and (c) in connection with Sandy's dealings with Westcott.

     3.29 Chapter 7A and Chapter 7B of MBCA. Section 780 of Chapter 7A of the MBCA does not apply to any business combination (as defined in Chapter 7A of the MBCA) between Sandy and ADP Mergerco or any of its affiliates, and Chapter 7B of the MBCA does not apply to control share acquisitions (as defined in Chapter 7B of the MBCA) of shares of Sandy.

     3.30 Pooling of Interests. To Sandy's best knowledge, Sandy has not taken, failed to take, or agreed to take or not to take any action which would disqualify the Merger as a pooling of interests for accounting purposes.

     3.31 Fixed Assets; Sufficiency of Assets. The physical and intangible assets of Sandy, whether owned, licensed or leased by it, are sufficient to provide all services currently offered or committed by Sandy to its customers. There are no assets or property necessary for the conduct of the business of Sandy as presently utilized or conducted which are not owned, leased, or licensed by Sandy.

     3.32 Leased Properties. Schedule 3.32 contains a list of all outstanding realty and material personalty leases to which Sandy is a party or by which it is bound, whether as lessee or lessor, on the date hereof. Sandy has heretofore provided ADP with true and complete copies of all such leases. Sandy occupies or uses all of the real and personal property leased by it under and in accordance with such leases, and has neither assigned its interests under any such lease nor further subleased the property which is the subject of any such lease. All of such leases are in full force and effect and the transactions contemplated by this Agreement will not effect a termination of or otherwise interfere with Sandy's rights under each such lease, nor violate any term or provision of any such lease or incur any additional charge thereunder. Sandy has not made any material alterations to, or installed any fixtures at, the leased premises set forth in Schedule 3.32 such that it will have an obligation to retrofit any such leased premises.

     3.33 Licensed Properties. Schedule 3.33 contains a list of all outstanding licenses to which Sandy is a party or by which it is bound, whether as licensee or licensor, on the date hereof (including without limitation any software licenses other than commercial, off-the-shelf software used in the ordinary course of business). Sandy has heretofore provided ADP with true and complete copies of all such licenses. Except as otherwise set forth in Schedule 3.33: (a) Sandy has the right to use all of the property licensed by it under any such licenses, and (b) any license granted by Sandy to others is non-exclusive and any such licensees are not and shall not be entitled to further sublicense, assign or transfer the licensed property to others. All of such licenses are in full

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

force and effect, and the transactions contemplated by this Agreement will not effect a termination of or otherwise interfere with Sandy's rights under any license agreement as to which it is the licensee, nor violate any term or provision of any such license or incur any additional charge thereunder.

     3.34 Loan Agreements, Debt Instruments and Guarantees. Schedule 3.34 contains a true and complete list of all loan agreements, debt instruments, guarantees, or any related documents of any nature whatsoever which are outstanding on the date hereof and to which Sandy is a party or by which it is bound. Sandy has heretofore provided ADP with true and complete copies of all such documents. Except as otherwise set forth in Schedule 3.34, all outstanding liabilities and debts of Sandy may be prepaid in whole or in part at any time without penalty, all of such liabilities and debts shall continue as liabilities and debts of Sandy notwithstanding the transactions contemplated by this Agreement without mandatory prepayment, penalty or points, and no event has occurred prior to the date hereof which with the lapse of time or the giving of notice or both would constitute a default of either party under any such loan agreement, debt instrument, guaranty, or any related document.

     3.35 Employees; Employment Practices; Compensation and Vacations.  Schedule
3.35 contains a true and complete listing of all employees of Sandy during the one-year period ending on the date hereof, their annual salary, date of hire, date of next review, date of last review and, if applicable, their dates of termination. Schedule 3.35 also contains a separate true and complete listing of all independent contractors engaged by Sandy during the one-year period ending on the date hereof, together with the terms of the compensation arrangements applicable to each such independent contractor. Since August 31, 1994, except in the ordinary course of business and consistent as to timing and amount with past practices, Sandy has not: (a) increased the compensation payable or to become payable to or for the benefit of any of its employees or independent contractors, (b) provided any of its employees with increased security or tenure of employment, (c) increased the amount payable to any of its employees upon the termination of any such person's employment, or (d) increased, augmented or improved benefits granted to or for the benefit of any of its employees under any bonus, stock option, profit sharing, pension, retirement, deferred compensation, insurance or other direct or indirect benefit plan or arrangement.

     3.36 Capital Expenditures. Except as set forth in Schedule 3.36, there are no capital projects or capital expenditures currently committed for or undertaken by Sandy which are not paid for on the date hereof.

     3.37 Bank Accounts and Safe Deposit Boxes; Powers of Attorney.  Schedule
3.37 contains: (a) the names of all banks in which Sandy has an account (including without limitation any trust account) or safe deposit box, and (b) the names of all persons or entities, if any, holding powers of attorney from Sandy.

     3.38 Casualty Losses. Since August 31, 1994, there has not been any material loss, damage or destruction to or of any of the assets, property or business of Sandy (other than as to which all necessary repairs or replacements have been made or will be covered by insurance proceeds when made) nor have any of such assets, properties or business of Sandy been affected as a result of fire, accident or other casualty, war, civil strife or act of God (other than in any immaterial respect and as to which all necessary repairs or replacements have been made or will be covered by insurance proceeds when made).

     3.39 Transactions with Affiliates. Sandy has heretofore provided ADP with true and complete copies of all contracts or agreements of any nature whatsoever, whether written or oral, between Sandy and any director, executive officer or other Affiliate of Sandy, including without limitation any employment agreement or other compensation or reimbursement arrangement, any loan or guarantee, and any purchase or sales agreement.

     3.40 Reorganization. Sandy operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treas. Reg. sec. 1.368-1(d). Sandy has no knowledge that any shareholder of Sandy has any present plan, intention or arrangement to dispose of any of the ADP Common Stock to be received in the Merger in a manner that would cause the Merger to violate the continuity of shareholder interest requirement set forth in Treas. Reg. sec. 1.368-1.

                                   ARTICLE 4

                      ADDITIONAL COVENANTS AND AGREEMENTS

     4.1 Conduct of Sandy's Business. Sandy covenants and agrees that, prior to the Effective Time, unless ADP Mergerco and ADP shall otherwise agree in writing or as otherwise expressly contemplated by this Agreement:

          (a) Sandy will carry on its businesses in the regular and ordinary course, consistent with past practice, and, except in connection with the transactions contemplated by this Agreement or in connection with any other offer to acquire shares or assets of Sandy to the extent permitted by
     Section 7.11 of this Agreement, use reasonable efforts to preserve intact its present business organizations. Without limiting the foregoing Sandy will not directly or indirectly, without the prior written consent of ADP Mergerco and ADP and except in connection with the transactions contemplated by this Agreement:

             (i) issue, sell, pledge, dispose of or encumber its Assets, other than through sales of goods and/or services to Sandy's customers in the ordinary course of business, consistent with past practice;

             (ii) amend Sandy's Articles of Incorporation or By-laws;

             (iii) split, combine or reclassify any outstanding shares of Sandy capital stock, or declare, set aside or pay any dividend payable in cash, stock, property or otherwise with respect to such shares;

             (iv) redeem, purchase, acquire or offer to acquire any shares of Sandy capital stock;

             (v) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or securities convertible or exchangeable for, or any options, warrants or rights of any kind to acquire any shares of, Sandy capital stock of any class whether pursuant to any rights agreement, stock plan or otherwise, except that Sandy may issue shares of Sandy Common Stock in accordance with currently outstanding stock options;

             (vi) acquire (by merger, consolidation or acquisition of stock or assets) or be acquired by any corporation, partnership or other business organization or division thereof;

             (vii) incur any indebtedness for borrowed money, other than in the ordinary course of business, consistent with past practice, or issue any debt securities;

             (viii) enter into or modify any material contract, lease or agreement, other than in the ordinary course of business, consistent with past practice;

             (ix) terminate, modify, assign, waive, release or relinquish any material contract rights or amend any material rights or claims except as expressly provided in this Agreement;

             (x) other than pursuant to previously existing written plans, written agreements or regular budgets and standard policies, grant any increase in the salary or other compensation or benefits to Sandy's directors, officers or employees or grant any bonus to any employee or enter into any employment agreement, or make any loan to or enter into any material transaction of any other nature with any officer, director or employee of Sandy; provided, that Sandy may pay fiscal 1995 bonuses based on earnings before merger-related costs;

             (xi) take any action to institute any new severance or termination pay practices with respect to any directors, officers or employees of Sandy or to increase the benefits payable under its severance or termination pay practices;

             (xii) hire new employees, other than in the ordinary course of business, consistent with past practice;

             (xiii) adopt or amend, in any respect, except as may be required by applicable law or regulation (in which case Sandy will notify ADP Mergerco and ADP of such amendment or adoption and the reasons therefor), any bonus, profit sharing, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund, plan or arrangement for the benefit or welfare of any directors, officers or employees;

             (xiv) except as set forth on Schedule 3.36, make any capital expenditures or capital commitments in amounts greater than $100,000 in the aggregate;

             (xv) make any election for federal income tax purposes;

             (xvi) settle or compromise any litigation involving the payment of, or enter into a settlement agreement to pay over time, an amount in cash, notes or other property in excess of $50,000; or

             (xvii) enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

          (b) Sandy will use reasonable efforts, to the extent not prohibited by the foregoing provisions of this Section 4.1, to maintain its relationships with its suppliers and customers, and, if requested by ADP Mergerco or ADP,
     (i) Sandy will use reasonable efforts to make reasonable arrangements as reasonably requested by ADP Mergerco or ADP for representatives of ADP Mergerco or ADP to meet with customers and suppliers of Sandy (provided however that ADP Mergerco or ADP will give Sandy reasonable notice of such meetings), and (ii) Sandy will schedule, as reasonably requested by ADP Mergerco or ADP, meetings of representatives of ADP Mergerco or ADP with executive officers of Sandy.

     4.2 Conduct of Business by ADP. From the date of this Agreement to the Effective Time, unless Sandy shall otherwise agree in writing or as otherwise expressly contemplated or permitted by other provisions of this Agreement, including but not limited to, this Section 4.2:

          (a) Neither ADP nor any subsidiary of ADP shall amend its Certificate of Incorporation (or other such governing document) or bylaws in a manner which would materially adversely affect the rights of holders of ADP Common Stock or the ability of ADP to consummate the transactions contemplated hereby in a timely manner;

          (b) Neither ADP nor any subsidiary of ADP shall make any acquisition or take any other action that individually or in the aggregate would materially adversely affect the ability of ADP or ADP Mergerco to consummate the transactions contemplated hereby in a timely manner; and

          (c) Other than regular quarterly cash dividends which are not in excess of $.25 per share of ADP Common Stock and any stock split effected as a stock dividend, ADP shall not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) in respect of the ADP Common Stock; and

          (d) ADP shall not agree to do any of the foregoing.

     4.3 Shareholder Approval.

     (a) As soon as reasonably practicable following the date hereof, Sandy will take all action necessary in accordance with the Exchange Act, the laws of the State of Michigan and Sandy's Articles of Incorporation and Bylaws to call, give notice of, and convene a meeting of Sandy shareholders (the "Meeting") to consider and vote upon the approval and adoption of this Agreement and the Plan, and for such other purposes as Sandy may deem necessary or desirable. As of the date of this Agreement, the Board of Directors of Sandy has determined, based in part upon the financial analysis performed by its financial advisors, that the Merger is advisable and in the best interest of the shareholders of Sandy and, subject to their fiduciary duties, shall recommend that Sandy's shareholders vote to approve and adopt this Agreement and the Plan and any other matters to be submitted to Sandy's shareholders in connection therewith. Sandy shall use reasonable efforts to solicit and secure from its shareholders such approval and adoption, subject to the fiduciary duties of the directors of Sandy, which efforts shall include without limitation diligently soliciting shareholder proxies therefor and advising ADP Mergerco and ADP upon request from time to time as to the status of the shareholder vote then tabulated. Nothing in this Section shall in any way bind or obligate any officers or directors of Sandy to act in any way in their capacities as shareholders of Sandy. The Meeting will take place as soon after the date hereof as permitted under applicable law and as is reasonably practicable.

     (b) As promptly as reasonably practicable following the execution of this Agreement, ADP and Sandy shall file with the SEC a registration statement on Form S-4 (the "Registration Statement") covering the issuance and delivery of the ADP Common Stock to the shareholders of Sandy and containing preliminary proxy materials which comply with the requirements of the Exchange Act with respect to the transactions contemplated hereby and will use their best efforts to cause such Registration Statement to be declared effective and such preliminary proxy materials to be cleared by the SEC. Sandy and ADP will cooperate fully in the preparation and filing of the Registration Statement and such preliminary proxy materials and any amendments and supplements thereto.

     (c) Promptly after the Registration Statement (including the definitive proxy statement contained therein (the "Merger Proxy Statement")) becomes effective, Sandy shall cause the Merger Proxy Statement to be mailed to its stockholders to solicit their approval of the transactions contemplated herein and therein. Sandy shall not use any proxy material in connection with the Meeting without ADP's prior approval.

     4.4 Other Agreements. Subject to the terms and conditions herein provided and to the fiduciary duties of the Boards of Directors of Sandy and ADP, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including without limitation, using all reasonable efforts to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings, including, but not limited to, filings required under the Exchange Act and the HSR; except that the foregoing shall not require ADP Mergerco, ADP or Sandy to agree to make any divestiture of a significant asset in order to obtain any waiver, consent or approval. Subject to the terms and conditions herein provided, ADP, as the parent corporation of ADP Mergerco, will cause ADP Mergerco to take all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as possible the transactions contemplated by this Agreement.

     4.5 Notification of Certain Matters. Sandy shall give prompt notice to ADP Mergerco and ADP, and ADP Mergerco and ADP shall give prompt notice to Sandy, of
(i) the occurrence, or failure to occur, of any event which such party believes would be likely to cause any of its representations or warranties contained in this Agreement (including as it relates to information contained in the schedules prepared pursuant to Articles 2 and 3) to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time and
(ii) any material failure of Sandy, ADP or ADP Mergerco, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that failure to give such notice shall not constitute a waiver of any defense that may be validly asserted. No disclosure of changes to the Article 3 schedules pursuant to this Section 4.5 will be deemed to amend or supplement the schedules or prevent or cure any misrepresentation, breach of warranty, or breach of any covenant thereunder.

     4.6 Access to Information. Sandy will, and will cause Sandy's officers, directors, employees and agents, including attorneys and accountants, to afford, from the date hereof to the Effective Time, the officers, employees and agents of ADP Mergerco and ADP complete access at all reasonable times to Sandy's officers, employees, agents, properties, books, records and workpapers, and shall furnish ADP Mergerco and ADP all financial, operating and other data and information as ADP Mergerco and ADP may reasonably request. ADP Mergerco and ADP will use reasonable efforts not to disrupt Sandy's business.

     4.7 Public Announcements. None of ADP Mergerco, ADP or Sandy will make, issue or release any oral or written public announcement or statement concerning, or acknowledgment of the existence of, or reveal the terms, conditions or status of, the transactions contemplated by this Agreement and the Plan, or any other communication to shareholders or the investing public, directly or indirectly (including without limitation press releases and statements to securities analysts), without first making a good faith attempt to obtain the prior approval of, or concurrence in, the contents of such announcement, acknowledgment or statement by the other of them, which approval or concurrence will not be unreasonably withheld or delayed; provided, that nothing in this Agreement will prevent any party from commenting on prior public announcements or from making any announcement, acknowledgement or statement required by law or the rules of any securities exchange on which its stock is listed.

                                   ARTICLE 5

                                    CLOSING

     5.1 Conditions to ADP Mergerco's and ADP's Obligations. Notwithstanding any other provision herein to the contrary, the obligations of ADP Mergerco and ADP to consummate the transactions contemplated hereby are subject to the fulfillment of each of the following conditions:

          (a) The representations and warranties of Sandy contained herein and the information contained in the schedules prepared pursuant to Article 3 shall be true and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been made and such information had been given on and as of the Closing Date, except to the extent waived in writing by ADP; Sandy shall have performed in all material respects all obligations and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

          (b) There shall not be any judgment, decree, injunction, ruling or order of any court, governmental department, commission, agency or instrumentality outstanding against ADP Mergerco, ADP or Sandy which prohibits or materially restricts or delays the consummation of the Merger.

          (c) This Agreement and the Plan shall have been approved and adopted by the requisite vote of the holders of the outstanding shares of Sandy Common Stock in accordance with the MBCA and Sandy's Articles of Incorporation and Bylaws.

          (d) All authorizations, consents and permits required by Sandy to perform this Agreement and the Plan shall have been obtained and shall be in form and substance satisfactory to ADP Mergerco and ADP. The required statutory waiting period under the HSR shall have expired or been terminated and no condition shall have been imposed with respect thereto which is not acceptable to ADP Mergerco and ADP.

          (e) Sandy will have delivered, or will have caused to be delivered, to ADP Mergerco and ADP the following:

             (i) A copy of the resolutions duly adopted by Sandy's Board of Directors approving the adoption, execution, performance, and delivery of this Agreement and the Plan and authorizing all necessary or proper action to enable Sandy to comply with the terms hereof and thereof.

             (ii) A copy of the resolutions duly adopted by Sandy's shareholders authorizing the adoption, execution, performance, and delivery of this Agreement and the Plan and approving the Merger in accordance with the MBCA.

             (iii) The opinion of Honigman Miller Schwartz and Cohn to the effect that:

                (A) Sandy is a corporation validly existing and in good standing under the laws of the state of its incorporation and is duly qualified to do business within the jurisdictions set forth therein;

                (B) Sandy has the corporate power and authority to execute, deliver, and perform its obligations under this Agreement and the Plan; the execution, delivery, and performance by Sandy of its obligations under this Agreement and the Plan have been duly authorized by all necessary corporate action on the part of Sandy; and this Agreement and the Plan have been duly executed and delivered by Sandy and constitute the valid and binding obligations of Sandy, enforceable against Sandy in accordance with their respective terms, except that (1) such validity, binding effect and enforceability may be subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other laws, now or hereafter in effect, affecting creditors' rights generally, and (2) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses (including commercial reasonableness, good faith, and fair dealing) and to the discretion of the court before which any proceeding therefor may be brought;

                (C) The execution, delivery, and performance by Sandy of its obligations under this Agreement and the Plan (i) do not violate (a) Sandy's Articles of Incorporation or Bylaws or (b) any law known to counsel to be applicable to Sandy where such violation would reasonably be expected to have a material adverse effect upon the validity, performance or enforceability of any of the terms of this Agreement applicable to Sandy, or (c) based solely on a review of the results of a litigation search in the United States District Court for the Eastern District of Michigan, Southern Division, dated within two weeks of the Closing Date, and the Oakland County, Michigan Circuit Court, dated within two weeks of the Closing Date (the "Searches") and a certificate of officers of Sandy, any of Sandy's obligations under any judgment, decree, or order of any court or any other agency of government and (ii) do not constitute a breach of, or a default under, any of the agreements listed as exhibits to Sandy's most recent Annual Report on Form 10-K filed with the SEC or any subsequent Quarterly Reports on Form 10-Q and any other material agreements of Sandy actually known to counsel (collectively, the "Agreements");

                (D) No approval, authorization, or other action by, or filing with, any governmental authority of the United States of America or the State of Michigan is required for the execution, delivery and performance by Sandy of this Agreement or the Plan (other than under state "blue sky" laws, the SEC approvals contemplated by Section 4.3(b) hereof, the approval of the U.S. Department of Justice and the Federal Trade Commission pursuant to the HSR and the filing of a Certificate of Merger with the Department of Commerce of the State of Michigan);

                (E) Subject to compliance with applicable federal and state securities laws (as to which counsel need express no opinion), all of the outstanding shares of Sandy Common Stock have been duly authorized, validly issued and fully paid, and are nonassessable and free of any preemptive rights created by the Articles of Incorporation or Bylaws of Sandy or created by any of the Agreements;

                (F) This Agreement and the Plan were duly and validly approved by the shareholders of Sandy in accordance with the MBCA and Sandy's Articles of Incorporation and Bylaws, and, assuming that this Agreement and the Plan were duly and validly approved by ADP Mergerco in accordance with the MBCA and ADP Mergerco's Articles of Incorporation and Bylaws, upon filing a Certificate of Merger with the Department of Commerce of the State of Michigan the Merger will become effective under the laws of the State of Michigan;

                (G) Based solely on the Searches, the results of an inquiry to members of such counsel's firm and a certificate of officers of Sandy, such counsel shall confirm to ADP and ADP Mergerco that to its actual knowledge (i) there are no claims, actions, suits, proceedings or investigations pending or threatened in writing against Sandy or any Employee Plans, at law or in equity, before any court or governmental agency, except as set forth in Section 3.11 hereof and
           (ii) no action or proceeding has been instituted or threatened in writing to restrain or prohibit the performance of any party's obligations under this Agreement or to challenge the validity of any part of this Agreement or seeking damages on account thereof; and

                (H) The treatment of the Sandy Stock Options contemplated by
           Section 1.8 will not result in the breach of any of the Sandy Stock Options or the stock option plans pursuant to which such options were granted or violate any law, rule, regulation or order.

             (iv) A Certificate from the Chairman of Sandy, solely in his capacity as an officer of Sandy, to the effect that the Company has complied with Section 4.1 of this Agreement and the representations and warranties in Article 3 are true and correct in all respects on the Closing Date.

          (f) The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose and no similar proceeding in respect of the Merger Proxy Statement shall have been initiated or threatened by the SEC. ADP shall have received all state blue sky or securities law permits and other authorizations necessary to consummate the Merger.

          (g) The Employment and Consulting Agreement dated November 4, 1985 between Sandy and William H. Sandy, as heretofore amended and as amended on the date hereof (the "Employment and Consulting Agreement"), shall be in full force and effect and shall not have been subsequently amended without the prior written consent of ADP.

          (h) Sandy shall have entered into employment agreements, in form and substance reasonably satisfactory to ADP, with certain key employees of Sandy to be specified by ADP, and such employees' existing employment agreements with Sandy shall have been terminated.

          (i) ADP shall have received a complete and correct copy of Sandy's audited financial statements for the one-year period ending August 31, 1995, reported on without a "going concern" or like qualification or exception, or qualification arising out of the scope of the audit, by Deloitte & Touche, LLP or other certified public accountants of nationally recognized standing.

          (j) ADP shall have received unaudited consolidated balance sheets and income statements for each complete calendar month from June 30, 1995 through the last full month immediately prior to the Closing Date, in each case certified by Sandy's chief financial officer as being prepared in accordance with Sandy's books and records and consistent with past practices.

          (k) Sandy shall have received the opinion of Honigman Miller Schwartz and Cohn, in form and substance reasonably satisfactory to Sandy and ADP, to the effect that the Merger qualifies for federal income tax purposes as a reorganization within the meaning of Section 368 of the Code.

          (l) All amounts owing under the Amended and Restated Revolving Credit Agreement, dated June 23, 1993, between Sandy and Comerica Bank, as amended, shall have been paid in full, and such credit agreement shall have been terminated by Sandy.

          (m) ADP shall have received an agreement, in form and substance reasonably satisfactory to it, from each "affiliate" of Sandy within the meaning of such term as used in Rule 145 under the Securities Act (an "Affiliate") to the effect that (i) no disposition of ADP Common Stock received in the Merger will be made by such persons except within the limits and in accordance with the applicable provisions of (x) said Rule 145, as amended from time to time, or except in a transaction which, in the opinion of legal counsel reasonably satisfactory to ADP, is exempt from registration under the Securities Act of 1933 and (y) Securities Act Release No. 5312 with respect to sales of ADP Common Stock by Affiliates until such time as financial results covering at least 30 days of post-merger combined operations have been published, provided that ADP agrees to publish promptly financial statements reflecting such combined operations and (ii) such person has not theretofore taken (and, if such agreement is delivered prior to the Closing Date, will not take during the remaining period prior thereto) any action (including, without limitation, selling or otherwise disposing of Sandy Common Stock beneficially owned by such person) that would prevent the Merger from being accounted for as a pooling of interests.

          (n) ADP shall have received evidence from Deloitte & Touche LLP, in form and substance reasonably satisfactory to it, that the Merger may properly be accounted for as a pooling of interests.

          (o) In consideration of ADP's guaranty of the obligations of the Surviving Corporation under the lease agreement dated February 1, 1994 between Sandy and 1500 Limited Partnership, such lease shall have been amended, on terms mutually satisfactory to ADP and 1500 Limited Partnership, (i) to add an additional improvements allowance of $200,000 thereunder to be available to the Surviving Corporation immediately after the Effective Time and until December 31, 1996, (ii) to accelerate the availability of the last $100,000 of the improvements allowance thereunder from February 1, 2000 to the Closing Date so that such $100,000 allowance shall be available immediately after the Effective Time and until December 31, 1996 and (iii) to permit the Surviving Corporation to self-insure under Sections 11.2, 11.3, 11.4 and 11.5 of such lease in accordance with ADP's standard policy.

          (q) ADP shall have received evidence, in form and substance reasonably satisfactory to it, that the Sandy Adjusted Net Worth as at the Test Date shall be no less than $10,101,187. The "Sandy Adjusted Net Worth" means the stockholders' equity of Sandy, calculated in a manner consistent with that used to calculate stockholders' equity in the Sandy Financial Statements, provided that: (i) the Sandy Adjusted Net Worth shall be calculated as if all amounts payable to William Sandy under the Employment and Consulting Agreement and the $190,000 in additional expenses and fees used by the parties in calculating the $10,101,187 figure are deductible for federal income tax purposes at the statutory corporate rate, and (ii) the Sandy Adjusted Net Worth shall be calculated as if all amounts payable to William Sandy under the Employment and Consulting Agreement had been paid as of the Test Date. The "Test Date" means the last day of the calendar month ending more than ten but less than forty-one days before the Closing Date.

     5.2 Conditions to Sandy's Obligations. Notwithstanding any other provision herein to the contrary, the obligation of Sandy to consummate the transactions contemplated hereby is subject to the fulfillment of each of the following conditions:

          (a) The representations and warranties of ADP Mergerco and ADP contained herein shall be true and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date, except to the extent waived in writing by Sandy and except that any representations and warranties made as of a specified date will be deemed true and correct as of the Closing Date if they were true and correct on the specified date. ADP Mergerco and ADP shall have performed in all material respects all obligations and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by either of them at or prior to the Effective Time.

          (b) The delivery to Sandy of a copy of the resolutions duly adopted by ADP Mergerco's Board of Directors or a duly authorized committee thereof approving the execution and delivery of this Agreement and the Plan and authorizing all necessary or proper action to enable ADP Mergerco to comply with the terms hereof.

          (c) There shall not be any judgment, decree, injunction, ruling or order of any court, governmental department, commission, agency or instrumentality outstanding against ADP Mergerco, ADP or Sandy which prohibits or materially restricts or delays the consummation of the Merger.

          (d) The approval by Sandy's shareholders, in accordance with the MBCA and Sandy's Articles of Incorporation and Bylaws, of this Agreement and the Plan and authorizing all necessary or proper action to enable Sandy to comply with the terms hereof.

          (f) The delivery by ADP of the Exchange Fund to the Exchange Agent for the conversion of the Sandy Common Stock as set forth in the Plan.

          (g) The opinion of James B. Benson, General Counsel of ADP, to the effect that:

                (A) ADP is a corporation validly existing and in good standing under the laws of the State of Delaware;

                (B) ADP has the corporate power and the corporate authority to execute, deliver, and perform its obligations under this Agreement and the Plan; the execution, delivery, and performance by ADP of its obligations under this Agreement and the Plan have been duly authorized by all necessary corporate action on the part of ADP; and this Agreement and the Plan have been duly executed and delivered by ADP and constitute the valid and binding agreements of ADP, enforceable against ADP in accordance with their respective terms, except that (1) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, or other laws, now or hereafter in effect, affecting creditors' rights generally, and (2) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses (including commercial reasonableness, good faith, and fair dealing) and to the discretion of the court before which any proceeding therefor may be brought;

                (C) The execution, delivery, and performance by ADP of its obligations under this Agreement and the Plan (i) do not violate (a) ADP's Certificate of Incorporation or Bylaws or (b) any law known to counsel to be applicable to ADP where such violation would reasonably be expected to have a material adverse effect upon the validity, performance or enforceability of any of the terms of this Agreement applicable to ADP, or (c) any of ADP's obligations under any judgment, decree, or order of any court or any other agency of government known to counsel that is applicable to ADP or its properties and (ii) do not constitute a breach of, or a default under, any of the agreements listed as exhibits to ADP's most recent Annual Report on Form 10-K filed with the SEC or any subsequent Quarterly Reports on Form 10-Q and any other material agreements of ADP actually known to counsel;

                (D) No approval, authorization, or other action by, or filing with, any governmental authority of the United States of America or the State of Delaware is required in connection with the execution, delivery and performance by ADP of this Agreement or the Plan (other than under state "blue sky" laws, the SEC approvals contemplated by
           Section 4.3(b) and the approval of the U.S. Department of Justice and the Federal Trade Commission pursuant to the HSR);

                (E) This Agreement and the Plan were duly and validly approved by the shareholders of ADP Mergerco in accordance with ADP Mergerco's Certificate of Incorporation and Bylaws;

                (F) The Registration Statement has become effective under the Securities Act of 1933, as amended, and, to the best knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or contemplated;

                (G) The shares of ADP Common Stock to be issued in connection with the Merger have been duly authorized and when issued in accordance with the terms of this Agreement and the Plan will be validly issued, fully paid and nonassessable; and

                (H) Subject to compliance with applicable federal and state securities laws (as to which counsel need express no opinion), all of the outstanding shares of ADP Common Stock have been duly authorized, validly issued and fully paid, and are nonassessable and free of any preemptive rights created by the Articles of Incorporation or Bylaws of ADP or created by any of the agreements referred to in clause
           (C)(ii) above.

     5.3 Closing and Effective Time. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Sandy, 1500 West Big Beaver Road, Troy, Michigan 48084 at 10:00 a.m. local time as soon as practicable after the satisfaction of the conditions precedent to the Closing, or at such other time and place as mutually agreed by ADP Mergerco, ADP and Sandy (the "Closing Date").

                                   ARTICLE 6

                          TERMINATION AND ABANDONMENT

     6.1 Termination and Abandonment. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval by the shareholders of Sandy:

          (a) by mutual action of the Boards of Directors of ADP Mergerco, ADP and Sandy;

          (b) by the Board of Directors of ADP Mergerco, ADP or Sandy if the Merger does not take place on or before January 31, 1996; or

          (c) by the Board of Directors of Sandy pursuant to Section 7.11 hereof.

     6.2 Effect of Termination. Except as provided in Section 7.6 hereof with respect to fees and expenses and in Section 7.1 hereof with respect to confidentiality, in the event of the termination of this Agreement and the abandonment of the Merger, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to any other party hereto or its shareholders or directors or officers in respect thereof, except that nothing herein shall relieve any party from liability for any breach hereof.

                                   ARTICLE 7

                                 MISCELLANEOUS

     7.1 Entire Agreement. This Agreement (together with the schedules contemplated herein and the documents delivered in connection herewith) supersedes all prior documents, understandings, and agreements, oral or written, relating to this transaction and constitutes the entire understanding among the parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement dated May 2, 1995 and the Non-Disclosure Agreement dated May 2, 1995 shall each survive the execution, delivery and termination of this Agreement.

     7.2 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto; provided, however, that after approval of the Merger by the shareholders of Sandy, no amendment may be made which decreases the consideration to which the shareholders of Sandy are entitled pursuant to this Agreement or otherwise materially adversely affects the shareholders of Sandy without the further approval of the shareholders of Sandy.

     7.3 Waiver. At any time prior to the Effective Time, whether before or after any meeting of Sandy's shareholders, any party hereto may (a) in the case of ADP Mergerco and ADP, extend the time for the performance of any of the obligations or other acts of Sandy or, subject to the provisions contained in
Section 7.2 hereof, waive compliance with any of the agreements of Sandy or with any conditions to the respective obligations of ADP Mergerco or ADP, or (b) in the case of Sandy, acting through its Chairman, extend the time for the performance of any of the obligations or other acts of ADP Mergerco or ADP, or waive compliance with any of the agreements of ADP Mergerco or ADP or with any conditions to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

     7.4 Intentionally Left Blank.

     7.5 Successors and Assigns. No rights or obligations of any party hereto under this Agreement may be assigned. Any assignment in violation of the foregoing shall be null and void. Subject to the preceding sentence of this
Section 7.5, the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

     7.6 Fees and Expenses.

     (a) Except as otherwise provided in subsection (b) below, regardless of whether the Merger is consummated, each of the parties hereto shall pay its own respective costs and expenses (including, but not limited to, attorneys' fees) incurred in connection with this Agreement and the transactions contemplated hereby.

     (b) If the Board of Directors of Sandy terminates this Agreement pursuant to Section 7.11(d) hereof, then Sandy shall pay to ADP, within one business day after such termination, a fee equal to four percent of the aggregate purchase price which the third party indicated it would pay in connection with the proposed Acquisition Transaction which was the basis for such termination.

     7.7 Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part hereof; and the remaining provisions shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

     7.8 Waiver. No failure or delay on the part of any party in exercising any right, power, or privilege hereunder or under any of the documents delivered in connection with this Agreement shall operate as a waiver of such right, power, or privilege; nor shall any single or partial exercise of any such right, power, or privilege preclude any other or future exercise thereof or the exercise of any other right, power, or privilege.

     7.9 Notices. Any notices required or permitted to be given under this Agreement (and, unless otherwise expressly provided therein, under any document delivered in connection with this Agreement) will be sufficient if given in writing and shall be deemed received: (a) when personally delivered to the relevant party at such party's address as set forth below, (b) when confirmed if delivered by facsimile or similar device, (c) if sent by mail, on the third day following the date when deposited in the United States mail, certified or registered mail, postage prepaid, to the relevant party at its address indicated below or (d), if sent by recognized overnight courier, on the day following the date when delivered to the courier, postage prepaid, addressed to the relevant party at its address indicated below:

               If to ADP or ADP  Automatic Data Processing, Inc.
                 Mergerco:       1950 Hassell Road
                                 Hoffman Estates, Illinois 60195
                                 Attention: President, Dealer Services Group
                                 Phone: 708/397-1700
                                 FAX: 708/885-3099

               with a copy to, in the case of notices to either ADP Mergerco or ADP (which shall not constitute notice):

                                 Automatic Data Processing, Inc.
                                 One ADP Boulevard
                                 Roseland, New Jersey 07068
                                 Attention: General Counsel
                                 Phone: 201/994-5750
                                 FAX: 201/535-6199

               If to Sandy:      Sandy Corporation
                                 1500 West Big Beaver Road
                                 Troy, Michigan 48084
                                 Attention: Chairman
                                 Phone: 810/649-0800
                                 FAX: 810/649-2080

               with a copy to (which shall not constitute notice):

                                 Honigman Miller Schwartz and Cohn
                                 2290 First National Building
                                 Detroit, Michigan 48226
                                 Attention: Donald J. Kunz, Esq.
                                 Phone: 313/256-7704
                                 FAX: 313/962-0176

Each party may change its address for purposes of this Section 7.9 by proper written notice to the other parties.

     7.10 Non-Survival of Representations, Warranties, and Covenants. Except as provided in Section 7.12 hereof, regardless of any investigation at any time made by or on behalf of any party hereto or of any information any party may have in respect thereof, all covenants, agreements, representations, and warranties made hereunder or pursuant hereto or in connection with the transactions contemplated hereby shall automatically terminate (without further action) at the Effective Time.

     7.11 Fiduciary Duties. Sandy will immediately cease any and all discussions and negotiations with any and all third parties regarding any proposed (i) merger of Sandy with or into any third party, (ii) sale of substantially all of the assets of Sandy, (iii) sale of more than one percent of the outstanding shares of Sandy Common Stock, or (iv) consolidation or other business combination involving Sandy or any division of Sandy (an "Acquisition Transaction"). Except as set forth below in this Section 7.11, Sandy will not, and will not permit any of its officers, directors, investment bankers, attorneys or accountants to, and will not authorize any of its employees, agents or representatives to, directly or indirectly, (i) encourage, solicit or initiate discussions or negotiations with, or provide any non-public information to, any person or entity other than ADP or its affiliates (or any group in which ADP or its affiliates participates) concerning an Acquisition Transaction or
(ii) otherwise encourage, solicit or initiate inquiries or the submission of any proposal contemplating an Acquisition Transaction. Sandy may, without liability for breach of this Agreement, (a) furnish information and engage in discussions or negotiations with any person if Honigman Miller Schwartz and Cohn or other independent legal counsel to Sandy advises the Board of Directors of Sandy that failure to furnish such information or engage in such discussions or negotiations is likely to be considered a breach by the Board of Directors of Sandy of its fiduciary duties, (b) take and disclose to Sandy's shareholders a position with respect to a tender offer by a third party (a "Third Party Offer") pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or make such disclosure to Sandy's shareholders that, in the good faith judgment of the Board of Directors of Sandy based upon the advice of Honigman Miller Schwartz and Cohn or other independent legal counsel to Sandy, may be required under applicable law, (c) take action to provide that Chapter 7A or 7B of the MBCA does not apply to acquisitions of shares of Sandy Common Stock pursuant to any Third Party Offer at a value or consideration per share which, after consultation with Sandy's financial advisors, the Board of Directors of Sandy determines is higher than the Exchange Ratio, approve any such Third Party Offer and the transactions contemplated thereby, or otherwise take any similar action which, in the good faith judgment of the Board of Directors based upon the advice of Honigman Miller Schwartz and Cohn or other independent legal counsel to Sandy, may be required by the directors' fiduciary duties with respect to any such Third Party Offer or (d) terminate this Agreement if Sandy receives a written proposal regarding an Acquisition Transaction which offers more consideration to the shareholders of Sandy than that offered hereunder by ADP and the Board of Directors of Sandy recommends to the shareholders of Sandy that such shareholders accept and/or approve such Acquisition Transaction.

     7.12 Indemnification and Insurance.

     (a) For six years after the Closing Date, ADP shall, or shall cause the Surviving Corporation to, indemnify and hold harmless each present and former director or officer of Sandy (the "Indemnified Parties") from and against any and all claims arising out of or in connection with activities in such capacity or on behalf of, or at the request of, Sandy, occurring on or prior to the Closing Date ("Claims"), to the fullest extent permitted under applicable law and, in addition (if not prohibited by applicable law), to the fullest extent provided in Sandy's charter and bylaws in effect at the date hereof. If any Claim or Claims asserted or made within such six year period, all rights to indemnification in respect of any such Claim or Claims shall continue until disposition of any and all such Claims. Without limiting the foregoing, after the Effective Time ADP shall, or shall cause the Surviving Corporation to, advance expenses incurred with respect to the foregoing, as they are incurred, to the fullest extent permitted under applicable law, provided that the person on whose behalf the expenses are advanced provides an undertaking (which need not be secured) to repay such advances if it is ultimately determined in a final, non- appealable judicial proceeding that such person is not entitled to indemnification.

     (b) After the Effective Time, ADP shall, or shall cause the Surviving Corporation to, maintain Sandy's existing officers' and directors' liability insurance in respect of Claims, or other insurance (including a run-off policy) in respect of Claims, no less favorable in scope and amount of coverage, in full force and effect without reduction of coverage for a period of three years after the Closing Date; provided, however, that ADP will not be required to pay an annual premium therefor in excess of two times the last annual premium paid by Sandy prior to the date hereof and if ADP is unable to purchase the insurance required by this Section 7.12 it shall purchase as much comparable insurance as can be obtained for an annual premium equal to such maximum amount.

     7.13 Knowledge.

     (a) When used in this Agreement, the term "knowledge" (or any variation thereof) of Sandy shall refer to the actual knowledge of or notice to William H. Sandy, Raymond A. Ketchledge, John Zimmerman or any other executive officer of Sandy, and the term "best knowledge" of Sandy shall refer to the actual knowledge of or notice to any of such persons after due inquiry by all of such persons.

     (b) When used in this Agreement, the term "knowledge" (or any variation thereof) of ADP or ADP Mergerco shall refer to the actual knowledge of or notice to Josh Weston, Art Weinbach, Peter Leger or any other executive officer of ADP or ADP Mergerco, and the term "best knowledge" of ADP or ADP Mergerco shall refer to the actual knowledge of or notice to any of such persons after due inquiry by all of such persons.

     7.14 Governing Law. This agreement shall be governed by and construed in accordance with the laws of the State of Michigan without regard to its choice of laws principles.

     7.15 Headings. The headings and captions used in this Agreement are, unless specified otherwise, for convenience only and shall not be deemed to limit, amplify, or modify the terms of this Agreement or affect the meaning hereof.

     7.16 Sections; Exhibits. All references to "sections", "schedules", and "exhibits" herein are, unless specifically indicated otherwise, references to sections, schedules, and exhibits of and to this Agreement.

     7.17 Number and Gender of Words. Whenever herein the singular number is used, the same shall include the plural where appropriate, and words of any gender shall include each other gender where appropriate.

     7.18 Counterparts. This Agreement may be executed in multiple counterparts; provided however, that all such counterparts together shall be deemed to constitute one agreement. This Agreement may be executed by facsimile signatures.

     7.19 Definitions.  For purposes of this Agreement, the term:

   (a)        "Acquisition Transaction" has the meaning set forth in Section 7.11 hereof;

   (b)        "ADP" has the meaning set forth in the preamble to this Agreement;

   (c)        "ADP Sandy Common Stock" has the meaning set forth in Section 1.2(a) hereof;

   (d)        "ADP Financial Statements" has the meaning set forth in Section 2.6 hereof;

   (e)        "ADP Mergerco" has the meaning set forth in the preamble to this Agreement;

   (f)        "ADP SEC Filings" has the meaning set forth in Section 2.6 hereof;


   (g)        "Affiliate" has the meaning set forth in Section 5.1(n) hereof;

   (h)        "Affiliate Stockholder" has the meaning set forth in Section 5.1(l) hereof;

   (i)        "Affiliate Stockholders' Agreement" has the meaning set forth in Section 5.1(l)
              hereof;

   (j)        "Agreement" has the meaning set forth in the preamble to this Agreement;

   (k)        "Assets" has the meaning set forth in Section 2.3 hereof;

   (l)        "Average ADP Common Stock Price" has the meaning set forth in Section 1.3(a)
              hereof;

   (m)        "Best Knowledge" has the meaning set forth in Section 7.13 hereof;

   (n)        "Claim" and "Claims" have the meanings set forth in Section 7.12(a) hereof;

   (o)        "Closing" has the meaning set forth in Section 5.3 hereof;

   (p)        "Closing Date" has the meaning set forth in Section 5.3 hereof;

   (q)        "Code" has the meaning set forth in Section 3.9(c) hereof;

   (r)        "Sandy Common Stock" has the meaning set forth in Section 1.2(a) hereof;

   (s)        "Determination Date" has the meaning set forth in Section 1.3(a) hereof;

   (t)        "Effective Time" has the meaning set forth in Section 1.1(b) hereof;

   (u)        "Employees" has the meaning set forth in Section 3.27 hereof;

   (v)        "Employee Plans" has the meaning set forth in Section 3.9(b) hereof;

   (w)        "Employment and Consulting Agreement" has the meaning set forth in Section
              5.1(g) hereof;

   (x)        "ERISA" has the meaning set forth in Section 3.9(b) hereof;

   (y)        "Escrow Agent" has the meaning set forth in Section 5.1(l) hereof;

   (z)        "Escrow Agreement" has the meaning set forth in Section 5.1(b) hereof;

  (aa)        "Exchange Agent" has the meaning set forth in Section 1.6(a) hereof;

  (bb)        "Exchange Fund" has the meaning set forth in Section 1.6(b) hereof;

  (cc)        "Exchange Ratio" has the meaning set forth in Section 1.3(a) hereof;

  (dd)        "Exhibits" has the meaning set forth in Section 7.16 hereof;

  (ee)        "GAAP" has the meaning set forth in Section 1.1(d) hereof;

  (ff)        "HSR" has the meaning set forth in Section 3.3 hereof;

  (gg)        "Indemnified Parties" has the meaning set forth in Section 7.12(a);

  (hh)        "IRS" has the meaning set forth in Section 3.9 hereof;

  (ii)        "Knowledge" has the meaning set forth in Section 7.13 hereof;

  (jj)        "Liabilities" has the meaning set forth in Section 2.3 hereof;

  (kk)        "MAE" has the meaning set forth in Section 2.4 hereof;

  (ll)        "MBCA" has the meaning set forth in the Recitals of this Agreement;

  (mm)        "Meeting" has the meaning set forth in Section 4.3(a) hereof;

  (nn)        "Merger" has the meaning set forth in the preamble of this Agreement;

  (oo)        "Merger Proxy Statement" has the meaning set forth in Section 4.3(c) hereof;


  (pp)        "NYSE" has the meaning set forth in Section 1.3(a) hereof;

  (qq)        "Plan" has the meaning set forth in the Recitals of this Agreement;

  (rr)        "Registration Statement" has the meaning set forth in Section 4.3(b) hereof;

  (ss)        "Return" and "Returns" have the meanings set forth in Section 3.14 hereof;

  (tt)        "Sandy" has the meaning set forth in the preamble of this Agreement;

  (uu)        "Sandy Financial Statements" has the meaning set forth in Section 3.13 hereof;

  (vv)        "Sandy Adjusted Net Worth" has the meaning set forth in Section 5.1(q) hereof;

  (ww)        "Sandy Options" has the meaning set forth in Section 1.8(a) hereof;

  (xx)        "Sandy SEC Filings" has the meaning set forth in Section 3.13 hereof;

  (yy)        "Sandy Tax Actions" has the meaning set forth in Section 3.14 hereof;

  (zz)        "Schedules" has the meaning set forth in Section 7.16 hereof;

 (aaa)        "SEC" has the meaning set forth in Section 1.1(d) hereof;

 (bbb)        "Sections" has the meaning set forth in Section 7.16 hereof;

 (ccc)        "Stockholders' Representative" has the meaning set forth in Section 1.7 hereof;

 (ddd)        "Substitute Options" has the meaning set forth in Section 1.8(a) hereof;

 (eee)        "Surviving Corporation" has the meaning set forth in Section 1.1(a) hereof;

 (fff)        "Tax" and "Taxes" have the meanings set forth in Section 3.14 hereof;

 (ggg)        "Test Date" has the meaning set forth in Section 5.1(q) hereof;

 (hhh)        "Third Party Offer" has the meaning set forth in Section 7.11 hereof; and

 (iii)        "Westcott" has the meaning set forth in Section 3.13 hereof.


     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.
                                          ADP MERGERCO, INC.

                                          By:      /s/  JAMES B. BENSON
                                             -----------------------------------
                                          Its:            President


                                          AUTOMATIC DATA PROCESSING, INC.

                                          By:       /s/  JAMES B. BENSON
                                             -----------------------------------
                                          Its:    Corporate Vice President


                                          SANDY CORPORATION

                                          By:        /s/  WILLIAM H. SANDY
                                             -----------------------------------
                                          Its:         Chairman -- C.E.O.

                                  EXHIBIT "A"

                                 PLAN OF MERGER
                                       OF
                               ADP MERGERCO, INC.
                            (A MICHIGAN CORPORATION)
                                 WITH AND INTO
                               SANDY CORPORATION
                            (A MICHIGAN CORPORATION)

     This Plan of Merger (this "Plan") is made, entered into, and agreed to as
of               , 1995, by and among ADP MERGERCO, INC., a Michigan corporation
("ADP Mergerco"), AUTOMATIC DATA PROCESSING, INC., a Delaware corporation ("ADP") and SANDY CORPORATION, a Michigan corporation ("Sandy").

                                    RECITALS

     A. Sandy, ADP Mergerco and ADP are parties to an Agreement and Plan of Merger, dated as of August 22, 1995 (the "Merger Agreement"), providing for the Merger (the "Merger") of ADP Mergerco with and into Sandy in accordance with the Michigan Business Corporation Act (the "MBCA") and this Plan. Sandy and ADP Mergerco are hereinafter sometimes referred to as the "Constituent Corporations."

     B. The Boards of Directors of the Constituent Corporations deem it advisable and in the best interests of the Constituent Corporations and in the best interests of their respective shareholders that ADP Mergerco be merged with and into Sandy.

     NOW, THEREFORE, the Constituent Corporations hereby agree as follows:

                                   AGREEMENT

     1. Merger. The Constituent Corporations shall effect the Merger on the terms and conditions set forth in this Plan.

          (a) Pursuant to MBCA Section 450.1701(2)(a), at the Effective Time and in accordance with the MBCA, ADP Mergerco shall be merged with and into Sandy, the separate corporate existence of ADP Mergerco (except as it may be continued by operation of law) shall cease, and Sandy shall continue as the surviving corporation under its present corporate name. Sandy as it exists from and after the Effective Time is sometimes referred to hereinafter as the "Surviving Corporation."

          (b) Consistent with MBCA Section 450.1724, upon the effectiveness of the Merger, the Surviving Corporation shall possess all the rights, privileges, immunities and franchises, as well of a public as of a private nature, and be subject to all the restrictions, disabilities and duties, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due to any of the Constituent Corporations on whatever account, including subscriptions to shares, and all other things in action and all and every other interest, of or belonging to each of the Constituent Corporations, shall be vested in the Surviving Corporation without further act or deed and without any transfer or assignment having occurred; and all property, rights, privileges, immunities and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of the Constituent Corporations, and the title to any real estate vested by deed or otherwise in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger; but all rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities and duties of the Constituent Corporations shall thenceforth attach to the Surviving Corporation, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; and all other effects of the Merger specified in the MBCA shall result therefrom.

          (c) Pursuant to MBCA Section 450.1707, as soon as practicable after the satisfaction or waiver of the conditions to the Merger contained in the Merger Agreement, the parties hereto will cause the Merger to be consummated by filing with the Department of Commerce of the State of Michigan a properly executed Certificate of Merger incorporating this Plan of Merger (the time of filing of a Certificate of Merger relating to the Merger being the "Effective Time").

     2. Shares Entitled to Vote on the Merger. Pursuant to MBCA Section 450.1703(a)(1) and (2), this Plan shall be submitted for and become effective upon approval of the shareholders of each of the Constituent Corporations. Pursuant to MBCA Section 450.1703(a), the designation and number of outstanding shares of each class and series of shares entitled to vote on the Merger, and each class and series of shares entitled to vote as a class on the Merger, for each Constituent Corporation, is set forth below:

                                [to be provided]

     3. Articles of Incorporation: By-Laws: Directors and Officers. The Articles of Incorporation and Bylaws of ADP Merger in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation, until thereafter amended in accordance with the provisions therein and as provided by the MBCA. The initial directors of the Surviving Corporation shall be the directors of ADP Mergerco immediately prior the Effective Time, in each case until their successors are elected and qualified, and the initial officers of the Surviving Corporation shall be the officers of ADP Mergerco immediately prior to the Effective Time, in each case until their successors are duly elected and qualified.

     4. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of ADP Mergerco or ADP, Sandy or any holder of any shares of capital stock of Sandy or ADP Mergerco:

          (a) each issued and outstanding share of Sandy common stock, par value $.01 per share (the "Sandy Common Stock"), shall be converted into and exchangeable for shares of ADP common stock, par value $.10 per share (the "ADP Common Stock"), at the Exchange Ratio as defined in Section 1.3 of the Merger Agreement and ADP shall, subject to Section 1.7 of the Merger Agreement, issue to holders of Sandy Common Stock shares of ADP Common Stock based on the Exchange Ratio in exchange for the outstanding shares of Sandy Common Stock, and holders of Sandy Common Stock shall be paid cash in lieu of any fractional share as provided in Section 1.5 of the Merger Agreement;

          (b) each share of Sandy Common Stock held as treasury stock of Sandy shall be canceled, retired and cease to exist, and no exchange or payment shall be made in respect thereof; and

          (c) each share of ADP Mergerco common stock, par value $.01 per share, which is issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     5. Stock Options.

     (a) All stock options outstanding at the Effective Time under Sandy's 1985 Performance Incentive Plan, 1989 Performance Incentive Plan, or pursuant to the nonqualified stock option agreement dated September 1988 between Sandy and Raymond Ketchledge or the amended nonqualified stock option agreement dated September 1, 1992 between Sandy and Raymond Ketchledge (collectively, the "Sandy Options") shall, by virtue of the Merger and without any action on the part of the holders of such options, be converted into and become options to purchase shares of ADP Common Stock ("Substitute Options") as follows:

          (i) each Substitute Option will cover the number of shares of ADP Common Stock (rounded down to the nearest whole share) which the holder of the Sandy Option being replaced would have been entitled to receive in the Merger had such holder exercised, immediately prior to the Effective Time, the Sandy Option which the Substitute Option is replacing;

          (ii) each Substitute Option will be exercisable for a purchase price per share (rounded down to the nearest cent) determined by dividing (x) the purchase price per share of Sandy Common Stock payable upon exercise of the Sandy Option which the Substitute Option replaced, multiplied by the number of shares of Sandy Common Stock covered by the Sandy Option, by (y) the number of shares of ADP shares of Sandy Common Stock covered by the Substitute Option, as determined in accordance with clause (i) above; and

          (iii) each Substitute Option will be exercisable, over each time period during which the Sandy Option it replaced would have been exercisable (taking into account any acceleration in vesting brought about by the Merger), with respect to that number of shares of ADP Common Stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of Sandy Common Stock with respect to which the Sandy Option would have been exercisable during that time period by (y) a fraction, the numerator of which is the total number of shares of ADP Common Stock covered by the Substitute Option and the denominator of which is the total number of shares of Sandy Common Stock covered by the replaced Sandy Option.

     (b) Subject to the foregoing requirements, the terms of each Substitute Option will be substantially equivalent to the terms of the Sandy Option that it replaces.

     6. Merger Payment Procedure.

     (a) After the Effective Time, holders of certificates theretofore evidencing outstanding shares of Sandy Common Stock, upon surrender of such certificates to an exchange agent appointed by ADP (the "Exchange Agent"), shall be entitled to receive, (i) certificates representing the number of whole shares of ADP Common Stock into which shares of Sandy Common Stock theretofore represented by the certificates so surrendered shall have been converted as provided in Section 1.2(a) of the Merger Agreement and (ii) cash payments in lieu of fractional shares, if any, as provided in Section 1.5 of the Merger Agreement. As soon as practicable after the Effective Time, ADP shall cause the Exchange Agent to mail appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Sandy Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) to each holder of Sandy Common Stock of record as of the Effective Time advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent outstanding certificates formerly evidencing Sandy Common Stock in exchange for new certificates for ADP Common Stock. ADP shall not be obligated to deliver the consideration to which any former holder of shares of Sandy Common Stock is entitled as a result of the Merger until such holder surrenders the certificate or certificates representing such shares for exchange as provided in such transmittal materials and Section 1.6(a) of the Merger Agreement. Upon surrender, each certificate evidencing Sandy Common Stock shall be canceled.

     (b) On or promptly after the Effective Time, ADP shall deposit with the Exchange Agent, for exchange in accordance with this Section 6, certificates representing the shares of ADP Common Stock and cash in lieu of fractional shares (such certificates and cash are hereinafter referred to as the "Exchange Fund") to be issued or paid by ADP pursuant to Article 1 of the Merger Agreement in connection with the Merger. After the Effective Time, ADP shall, on the payment or distribution date, tender to the Exchange Agent as an addition to the Exchange Fund all dividends and other distributions applicable to certificates held in the Exchange Fund.

     (c) Until outstanding certificates formerly representing Sandy Common Stock are surrendered as provided in Section 6(a) hereof, no dividend or distribution payable to holders of record of ADP Common Stock shall be paid to any holder of such outstanding certificates, but upon surrender of such outstanding certificates by such holder out of the Exchange Fund there shall be paid to such holder the amount of any dividends or distributions (without interest) theretofore payable with respect to such whole shares of ADP Common Stock, but not paid to such holder, and which dividends or distributions had a record date occurring subsequent to the Effective Time.

     7. Return of Exchange Fund by Exchange Agent. Any portion of the Exchange Fund (including the proceeds of any investments thereof or any ADP Common Stock) that remains unclaimed by the holders of Sandy Common Stock for six months after the Effective Time shall be returned or repaid to ADP. Any holders of certificates theretofore evidencing shares of Sandy Common Stock who have not theretofore complied with Section 1.6 of the Merger Agreement shall thereafter look only to ADP for payment of their shares of ADP Common Stock, cash in lieu of fractional shares and any unpaid dividends and distributions on the ADP Common Stock deliverable in respect of each share of Sandy Common Stock that such holder holds as determined pursuant to the Merger Agreement, in each case, without any interest thereon. If outstanding certificates for shares of Sandy Common Stock are not surrendered or the payment for them not claimed prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent not prohibited by abandoned property and any other applicable law, become the property of ADP (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, none of ADP, the Exchange Agent or any other person shall be liable to any former holder of Sandy Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     8. Closing of Sandy Transfer Books. At the Effective Time, the stock transfer books of Sandy shall be closed and no transfer of shares of Sandy Common Stock shall thereafter be made.

     IN WITNESS WHEREOF, the parties hereto have caused this Plan of Merger to be duly executed as of the date first above written.

                                          ADP MERGERCO, INC.

                                          By:
                                              ----------------------------------

                                          Its: _________________________________


                                          AUTOMATIC DATA PROCESSING, INC.

                                          By:
                                              ----------------------------------

                                          Its: _________________________________


                                          SANDY CORPORATION

                                          By:
                                              ----------------------------------

                                          Its: _________________________________

                                                                         ANNEX B

                    [BEAR, STEARNS & CO. INC. LETTERHEAD]



                                                               November 30, 1995



Board of Directors


     Attention: William Sandy, Chairman

Dear Sirs;


     We understand that Sandy Corporation ("Sandy") and Automatic Data Processing, Inc. ("ADP") have entered into an agreement and plan of merger dated as of August 22, 1995 (the "Merger Agreement"), whereby Sandy will merge into ADP (the "Transaction"). Pursuant to the Merger Agreement, each share of Sandy will be exchanged for a number of shares determined by dividing $12.00 by the average closing price of ADP for the ten trading days ending three days prior to the Sandy shareholders meeting, but not less than 0.1670771 nor more than
0.2042054 shares, before ADP's pending two-for-one stock split. You have provided us with the proxy statement/prospectus, which includes the Merger Agreement, in substantially the form to be sent to the shareholders of Sandy (the "Proxy Statement").


     You have asked us to render our opinion as to whether the Transaction is fair, from a financial point of view, to the shareholders of Sandy.

     In the course of our analyses for rendering this opinion, we have;

     1. reviewed the Proxy Statement;

     2. reviewed Sandy's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended August 31, 1993 through 1995;


     3. reviewed ADP's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended June 30, 1994 and 1995, its Current Reports on Form 8-K filed with the Securities and Exchange Commission (the "Commission") September 1, 1995 and November 6, 1995, its Current Reports on Form 8-K/A filed with the Commission on November 13 and November 22, 1995, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1995;


     4. reviewed certain operating and financial information provided to us by management relating to Sandy's business and prospectus;

     5. met with certain members of Sandy's senior management to discuss its operations, historical financial statements and future prospects;

     6. reviewed the historical prices and trading volumes of the common shares of Sandy and ADP;

     7. reviewed publicly available financial data and stock market performance data of companies which we deemed generally comparable to Sandy; and

     7. reviewed publicly available financial date and stock market performance data of companies which we deemed generally comparable to Sandy; and

     8. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

     In the course of our review, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us by Sandy and ADP. We have not assumed any responsibility for the information provided to us and we have further relied upon the assurances of the managements of Sandy and ADP that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets of Sandy or ADP. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date thereof.

     Based on the foregoing, it is our opinion that the Transaction is fair, from a financial point of view, to the shareholders of Sandy.

                                          Very truly yours,

                                          BEAR, STEARNS & CO. INC.


                                          By: /s/  G.E. MATTHEWS


                                            ------------------------------------
                                            Managing Director

                                                                         ANNEX C

                [HONIGMAN MILLER SCHWARTZ AND COHN LETTERHEAD]



                                          November 28, 1995



Ladies and Gentlemen:


     We have acted as counsel to Sandy Corporation, a Michigan corporation ("Sandy"), with respect to the merger of ADP Mergerco, Inc. ("ADP Mergerco"), a Michigan corporation and a wholly-owned subsidiary of Automatic Data Processing, Inc., a Delaware corporation ("ADP"), with and into Sandy, pursuant to an Agreement and Plan of Merger (the "Agreement"), dated as of August 22, 1995, by and among ADP Mergerco, ADP and Sandy (the "Merger"). Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Agreement.

     You have requested our opinion with respect to certain of the federal income tax consequences of the Merger. For purposes of rendering this opinion, we have reviewed the Agreement and such other documents as we have deemed necessary or appropriate. As a basis for this opinion, we have received and expressly rely upon representations set forth below made on behalf of Sandy and ADP by an officer of each corporation.

     Based on the foregoing, we advise Sandy and the shareholders of Sandy that, if the Merger is consummated pursuant to the Agreement, we are of the opinion that, under currently applicable federal income tax law:

     1. The Merger will qualify as a reorganization within the meaning of
Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code, and ADP, ADP Mergerco, and Sandy will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

     2. No gain or loss will be recognized by either ADP, ADP Mergerco, or Sandy as a result of the consummation of the Merger;

     3. No gain or loss will be recognized by a holder of Sandy Common Stock upon the exchange of shares of Sandy Common Stock for shares of ADP Common Stock pursuant to the Merger, except with respect to cash received in lieu of a fractional share interest in ADP Common Stock, as discussed below;

     4. The receipt of cash in lieu of fractional shares of ADP Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by ADP. Under Section 302 of the Code, this deemed redemption generally will result in a Sandy shareholder recognizing gain or loss measured by the difference between (i) the amount of cash received, and
(ii) the tax basis allocable to the fractional share. Any gain or loss recognized will be capital gain or loss, assuming that the fractional share of the ADP Common Stock would have been a capital asset in the hands of the Sandy shareholder, and such gain or loss will be long-term capital gain or loss if the surrendered Sandy Common Stock has been held for more than one year as of the date of the Merger;

     5. The adjusted tax basis of the ADP Common Stock received by a holder of Sandy Common Stock (including any fractional share of the ADP Common Stock deemed received) pursuant to the Merger will be the same as the adjusted tax basis of the shares of Sandy Common Stock surrendered in exchange therefor; and

     6. The holding period of the ADP Common Stock received by a holder of Sandy Common Stock as a result of the Merger will include the holding period of the shares of Sandy Common Stock surrendered in exchange therefor, provided that such Sandy Common Stock is held as a capital asset as of the date of the Merger.

Sandy Corporation

November 28, 1995


     Our opinion is based on the following representations made on behalf of Sandy and/or ADP by an officer of each corporation:

     1. To the best of the knowledge of the management of Sandy, there is no plan or intention by the shareholders of Sandy to sell, exchange, or otherwise dispose of a number of shares of ADP Common Stock received in the Merger that would reduce the Sandy shareholders' ownership of such ADP Common Stock to a number of shares having a value, as of the date of the Merger, of less than 50% of the value of all of the formerly outstanding stock of Sandy as of the date of the Merger. For purposes of this representation, (i) shares of Sandy Common Stock exchanged for cash or other property will be treated as outstanding Sandy stock on the date of the Merger, and (ii) shares of Sandy stock and shares of ADP stock held by Sandy shareholders and otherwise sold, redeemed or disposed of before or after the Merger and in contemplation of the Merger will be considered. For purposes of this representation, moreover, shares of ADP Common Stock received in exchange for shares of Sandy Common Stock acquired pursuant to the exercise of outstanding warrants or options of Sandy or acquired in contemplation of the Merger will not be considered as owned by the Sandy shareholders.

     2. There will be no dissenters to the Merger.

     3. On the date of the Merger, the fair market value of the assets of Sandy will exceed the sum of its liabilities plus the amount of liabilities, if any, to which the assets of Sandy are subject.

     4. Sandy is not under the jurisdiction of a court in a "Title 11 or similar case" within the meaning of Section 368(a)(3)(A) of the Code, and neither Sandy, ADP, nor ADP Mergerco is an "investment company" within the meaning of Section 368(a)(2)(F)(iii) and (iv) of the Code.

     5. None of the compensation received by any shareholder-employee or shareholder-consultant of Sandy pursuant to any employment, consulting or similar agreement or arrangement will be separate consideration for, or allocable to, any of his or her shares of Sandy stock. None of the shares of ADP Common Stock received by any shareholder-employee or shareholder-consultant of Sandy pursuant to the Merger will be separate consideration for, or allocable to, any such employment, consulting, or similar agreement or arrangement. The compensation paid to each shareholder-employee or shareholder-consultant of Sandy will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

     6. The fair market value of the ADP Common Stock and other consideration to be received by each Sandy shareholder pursuant to the Merger will be approximately equal to the fair market value of the Sandy Common Stock surrendered in the exchange.

     7. Pursuant to the Merger, except for payments of cash in lieu of fractional shares of ADP Common Stock, Sandy stock will be exchanged solely for ADP Common Stock.

     8. Following the Merger, Sandy will hold (i) at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets held immediately prior to the Merger, and (ii) at least 90% of the fair market value of ADP Mergerco's net assets and at least 70% of the fair market value of ADP Mergerco's gross assets held immediately prior to the Merger. For purposes of this representation, amounts paid by Sandy or ADP Mergerco to Sandy shareholders who receive cash or other property, amounts used by Sandy or ADP Mergerco to pay expenses incurred in connection with the Merger, and redemptions and distributions (except for regular, normal dividends) made by Sandy or ADP Mergerco in connection with the Merger will be included as assets held by Sandy and ADP Mergerco, respectively, immediately prior to the Merger.

     9. Before the Merger, ADP will be in control of ADP Mergerco within the meaning of Section 368(c) of the Code.

Sandy Corporation

November 28, 1995


     10. ADP has no plan or intention (i) to liquidate Sandy, (ii) to merge Sandy with or into another corporation, (iii) to sell or otherwise dispose of the stock of Sandy except for transfers of stock to corporations controlled by ADP within the meaning of Section 368(c) of the Code, or (iv) to cause Sandy to sell or otherwise dispose of any of its assets or of any of the assets acquired from ADP Mergerco, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by Sandy within the meaning of Section 368(c) of the Code.

     11. There is no plan or intention for Sandy to issue additional shares of its stock following the Merger that would result in ADP losing control of Sandy within the meaning of Section 368(c) of the Code.

     12. ADP Mergerco will have no liabilities assumed by Sandy, and will not transfer to Sandy any assets subject to liabilities, in the Merger.

     13. Following the Merger, Sandy will continue its historic business or use a significant portion of its historic business assets in a business.

     14. ADP, ADP Mergerco, Sandy and the shareholders of Sandy will pay their respective expenses, if any, incurred in connection with the Merger.

     15. There is no intercorporate indebtedness existing between ADP and Sandy or between ADP Mergerco and Sandy that was issued, acquired, or will be settled at a discount.

     16. In the Merger, shares of Sandy stock representing control of Sandy, as defined in Section 368(c) of the Code, will be exchanged solely for ADP Common Stock. For purposes of this representation, shares of Sandy stock exchanged for cash or other property (including cash or other property originating with ADP or Sandy) will be treated as outstanding Sandy stock on the date of the Merger.

     17. At the time of the Merger, Sandy will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person or persons could acquire stock in Sandy that, if exercised or converted, would affect ADP's acquisition or retention of control of Sandy within the meaning of Section 368(c) of the Code.

     18. The payment of cash in lieu of fractional shares of ADP Common Stock is solely for the purpose of avoiding the expense and inconvenience to ADP of issuing fractional shares and does not represent separately bargained for consideration.

     19. The total cash consideration that will be paid in the Merger to Sandy shareholders instead of issuing fractional shares of ADP Common Stock will not exceed 1% of the total consideration that will be issued or paid in the Merger to Sandy shareholders in exchange for their shares of Sandy stock.

     20. The fractional share interest of each Sandy shareholder will be aggregated and no Sandy shareholder will receive, in exchange for his Sandy stock, cash in an amount equal to or greater than the value of one full share of ADP Common Stock.

     21. ADP has no plan or intention to reacquire any of its stock issued in the Merger.

     22. All representations and warranties made by Sandy, ADP, and ADP Mergerco in the Agreement were true and correct in all material respects as of the date of the Agreement, and all such representations and warranties will be true and correct in all material respects at the time of the Merger.

     Our opinion is limited to the matters expressly addressed above. No opinion is expressed, and none should be inferred, as to any other matter. Our opinion may not be applicable to persons who acquired Sandy Common Stock pursuant to exercise of employee stock options or to persons subject to other special circumstances. Moreover, our opinion is based on existing law and currently applicable Treasury Regulations promulgated under the Code, current published administrative positions of the Internal Revenue Service

Sandy Corporation

November 28, 1995


contained in revenue rulings and revenue procedures and judicial decisions, all of which are subject to change either prospectively or retroactively. To the extent changes in fact or law occur after the date hereof, our opinion is not applicable and we undertake no obligation to update our opinion in such event.

     We consent to the filing of this opinion as an exhibit to the Registration Statement.

                                          Very truly yours,


                                          /s/  HONIGMAN MILLER SCHWARTZ AND COHN

                                          --------------------------------------
                                          Honigman Miller Schwartz and Cohn

                               SANDY CORPORATION

         PROXY SOLICITED BY THE BOARD OF DIRECTORS OF SANDY CORPORATION

               Special Meeting of Shareholders - January 4, 1996



William H. Sandy, Raymond A. Ketchledge and George J. Forrest, and each of them, are hereby authorized to represent and vote the stock of the undersigned at the Special Meeting of Shareholders to be held January 4, 1996, and at any adjournment or adjournments thereof.


The undersigned hereby revokes any proxy or proxies heretofore given to vote such stock, and hereby ratifies and confirms all that said attorneys and proxies, or other substitutes, may do by virtue hereof. If only one attorney and proxy shall be present and acting, then that one shall have and may exercise all the powers of said attorneys and proxies.

HAS YOUR ADDRESS CHANGED?               DO YOU HAVE ANY COMMENTS?


------------------------------------    ----------------------------------------


------------------------------------    ----------------------------------------

                                                                           SANDY
------------------------------------    -----------------------------------

/X/ PLEASE MARK VOTES
    AS IN THIS EXAMPLE

            SANDY CORPORATION
THE BOARD RECOMMENDS A VOTE FOR PROPOSAL 1:

                                      For  Against  Abstain
1. The proposal to adopt the         /  /   /  /     /  /
   Agreement and Plan of Merger, by
   and among Sandy Corporation,
   ADP Mergerco, Inc. and Automatic
   Data Processing, Inc.

2. In their discretion with respect to any other matters that may properly come before the meeting.

   The shares represented by this proxy will be voted in accordance with the specifications made herein. If no specifications are made, this proxy will be voted FOR proposal 1.


   The undersigned hereby acknowledges receipt of the Notice of Special Meeting of Shareholders and Proxy Statement/Prospectus with respect to the January 4, 1996 Special Meeting.


     RECORD DATE SHARES:


                                             _____________________
Please be sure to sign and date this Proxy.  / Date              /
__________________________________________________________________


Stockholder sign here__________________Co-owner sign here_________
__________________________________________________________________

Mark box at right if comments or address change have     /  /
been noted on the reverse side of this card.

-------------------------------------------------------------------------------

DETACH CARD                                                         DETACH CARD

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Provision for indemnification of directors and officers is made in Section 145 of the Delaware General Corporation Law.

     Article Fifth, Sections 3 and 4 of ADP's Amended and Restated Certificate of Incorporation provide as follows:

          "The Corporation shall indemnify all directors and officers of the Corporation to the full extent permitted by the General Corporation Law of the State of Delaware (and in particular Paragraph 145 thereof), as from time to time amended, and may purchase and maintain insurance on behalf of such directors and officers. In addition, the Corporation shall, in the manner and to the extent as the By-laws of the Corporation shall provide, indemnify to the full extent permitted by the General Corporation Law of the State of Delaware (and in particular Paragraph 145 thereof), as from time to time amended, such other persons as the By-laws shall provide, and may purchase and maintain insurance on behalf of such other persons."

          "A director of the Corporation shall not be held personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of any director of the Corporation existing at the time of, or for or with respect to any acts or omissions occurring prior to, such repeal or modification."

     Finally, Article XIV, Section 6 of ADP's By-laws provides as follows:

          "Section 6. Indemnification of directors and Officers and Others: The Corporation shall indemnify all directors and officers of the Corporation to the full extent permitted by the General Corporation Law of the State of Delaware (and in particular Section 145 thereof), as from time to time amended, and may purchase and maintain insurance on behalf of such directors and officers. This indemnification applies to all directors and officers of the Corporation who sit on the boards of non-profit corporations in keeping with the Corporation's philosophy."

          "The Corporation shall indemnify any other person or employee who may have served at the request of the Corporation to the full extent permitted by the General Corporation Law of the State of Delaware (and in particular
     Section 145 thereof) so long as such person or employee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, further, so long as his actions were not in violation of corporate policies and directives."

     As permitted by Section 145 of the General Corporation Law of the State of Delaware and ADP's Amended and Restated Certificate of Incorporation and By-laws, ADP also maintains a directors and officers liability insurance policy which insures, subject to certain exclusions, deductibles and maximum amounts, directors and officers of ADP against damages, judgments, settlements and costs incurred by reason of certain acts committed by such persons in their capacities as directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) A list of exhibits included as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits and is hereby incorporated by reference herein.

     (B) FINANCIAL STATEMENT SCHEDULES

     Financial Statement Schedules have been omitted in accordance with Item 601 of Regulation S-K (incorporated by reference to ADP's Annual Report on Form 10-K for the fiscal year ended June 30, 1995).

ITEM 22. UNDERTAKINGS.

     The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant undertakes: (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement: (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(e), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The Registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the 1993 Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roseland, State of New Jersey, on the 1st day of December, 1995.


                                          AUTOMATIC DATA PROCESSING, INC.
                                                   (Registrant)

                                          By       /s/  JOSH S. WESTON
                                            ------------------------------------
                                                       Josh S. Weston
                                            Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement, or amendment thereto, has been signed below by the following persons in the capacities and on the dates indicated.


               SIGNATURE                                 TITLE                       DATE
               ---------                                 -----                       ----
/s/  JOSH S. WESTON                       Chairman of the Board and Director    December 1, 1995
----------------------------------------  (Principal Executive Officer)
(Josh S. Weston)


/s/  FRED D. ANDERSON, JR.                Chief Financial Officer and           December 1, 1995
----------------------------------------  Corporate Vice President
(Fred D. Anderson, Jr.)                   (Principal Financial Officer)


/s/  RICHARD J. HAVILAND                  Controller and Corporate Vice         December 1, 1995
----------------------------------------  President
(Richard J. Haviland)                     (Principal Accounting Officer)


/s/  JOSEPH A. CALIFANO, JR.              Director                              December 1, 1995
----------------------------------------
(Joseph A. Califano, Jr.)


/s/  GEORGE H. HEILMEIER                  Director                              December 1, 1995
----------------------------------------
(George H. Heilmeier)


/s/  LEON G. COOPERMAN                    Director                              December 1, 1995
----------------------------------------
(Leon G. Cooperman)

                                          Director
----------------------------------------
(Edwin D. Etherington)

                                          Director
----------------------------------------
(Ann Dibble Jordan)


/s/  HARVEY M. KRUEGER                    Director                              December 1, 1995
----------------------------------------
(Harvey M. Krueger)

               SIGNATURE                                 TITLE                       DATE
               ---------                                 -----                       ----
/s/  CHARLES P. LAZARUS                   Director                              December 1, 1995
----------------------------------------
(Charles P. Lazarus)

                                          Director
----------------------------------------
(Frederic V. Malek)


/s/  HENRY TAUB                           Director                              December 1, 1995
----------------------------------------
(Henry Taub)


/s/  LAURENCE A. TISCH                    Director                              December 1, 1995
----------------------------------------
(Laurence A. Tisch)


/s/  ARTHUR F. WEINBACH                   Director                              December 1, 1995
----------------------------------------
(Arthur F. Weinbach)

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                       DESCRIPTION
------   ------------------------------------------------------------------------------------
    2    Agreement and Plan of Merger, dated as of August 22, 1995, by and among the
         Registrant, ADP Mergerco, Inc. and Sandy Corporation (included as Annex A to the
         Proxy Statement/Prospectus)
   3.1   Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit (3)-#1 to Registrant's Annual Report on Form 10-K for the
         fiscal year ended June 30, 1995)
   3.2   Bylaws of the Registrant, as currently in effect (incorporated by reference to
         Exhibit (3)-#2 to Registrant's Annual Report on Form 10-K for the fiscal year ended
         June 30, 1991)
   3.3   Form of the Registrant's Common Stock Certificate (incorporated by reference to
         Exhibit 4.4 to Registrant's Registration Statement on Form S-3 (Registration No.
         33-45150) filed with the Commission on January 21, 1992)
   4.1   Indenture, dated as of February 20, 1992, between the Registrant and Bankers Trust
         Company, as trustee, regarding the Liquid Yield Option Notes due 2012 of the
         Registrant (incorporated by reference to Exhibit (4)-#1 to the Registrant's Annual
         Report on Form 10-K for the fiscal year ended June 30, 1992)
   4.2   Voting Agreement, dated August 22, 1995, between the Registrant and William H. Sandy
   4.3   Amended and Restated Irrevocable Proxy Agreement, dated October 31, 1995, between the Registrant and William H. Sandy
    5    Opinion of James B. Benson, Esq., relating to the legality of the securities being offered
    8    Opinion of Honigman Miller Schwartz and Cohn, relating to certain tax matters
         (included as Annex C to the Proxy Statement/Prospectus)
  10.1   Employment and Consulting Agreement, effective November 4, 1985, between William H.
         Sandy and Sandy Corporation, as amended on August 22, 1995
  10.2   Lease Agreement, dated February 1, 1994, between Sandy Corporation and 1500 Limited
         Partnership, as amended on August 22, 1995
 *23.1   Consent of Deloitte & Touche LLP, relating to financial statements of the Registrant
 *23.2   Consent of Deloitte & Touche LLP, relating to financial statements of Sandy
         Corporation
  23.3   Consent of James B. Benson, Esq. (included in Exhibit 5)
  23.4   Consent of Honigman Miller Schwartz and Cohn (included in Exhibit 8)
  23.5   Consent of Bear, Stearns & Co. Inc.


---------------

* Previously filed.